As filed with the Securities and Exchange Commission on March 10, 2020

Registration No. 333-234643

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
AMENDMENT NO. 1 TO FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
NuZee, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Nevada	5900	38-3849791
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
	1700 Capital Avenue, Suite 100 Plano, Texas 75074 (760) 295-2408

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Masateru Higashida Chief Executive Officer NuZee, Inc. 1700 Capital Avenue, Suite 100 Plano, Texas 75074 (760) 295-2408

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
Alan A. Lanis, Jr. Polsinelli PC 2049 Century Park East, Suite 2900 Los Angeles, California 90067 (310) 556-1801		Ralph V. De Martino Cavas S. Pavri F. Alec Orudjev Schiff Hardin LLP 901 K Street NW, Suite 700 Washington, DC 20001 (202) 724-6846

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☑

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐	Smaller reporting company ☑

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount to be registered(1)	Proposed maximum offering price per share	Proposed maximum aggregate offering price(2)	Amount Of Registration Fee(3)
Common Stock, par value $0.00001 per share			$$11,500,000	$1,493
Underwriters’ warrants(4)	--	--	--	--
Common stock underlying underwriters’ warrants (4)			$$575,000	$75
Total			$$12,075,000	$1,568(5)

(1) Pursuant to Rule 416 under the Securities Act of 1933, as amended, the shares being registered hereunder include such indeterminate number of shares of common stock as may be issuable with respect to the shares being registered hereunder as a result of stock splits, stock dividends or similar transactions.

(2) Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o), and includes the offering price of shares of common stock that the underwriters have the right to purchase to cover over-allotments, if any.

(3) Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

(4) We have agreed to issue, upon the closing of this offering, warrants to The Benchmark Company, LLC entitling it to purchase a number of shares of common stock equal to 5.0% of the aggregate shares of common stock sold in this offering. The exercise price of the warrants will be equal to the public offering price of the common stock offered hereby. The warrants are exercisable commencing six months after the closing date of the offering and will expire five years after the effective date of this registration statement.

(5) Previously Paid

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 10, 2020

PRELIMINARY PROSPECTUS

                    Shares

Common Stock

We are offering                      shares of the common stock, par value $0.00001 per share, of NuZee, Inc., a Nevada corporation. The offering price is $        per share.

Prior to this offering, there has been no established public market for our common stock. We have applied to list our common stock on the Nasdaq Capital Market under the symbol “NUZE.” While we believe that upon the completion of the offering contemplated by this prospectus, we will meet the standards for listing on the Nasdaq Capital Market, we cannot guarantee that we will be successful in listing our common stock on the Nasdaq Capital Market. However, we will not complete this offering unless we are so listed. Our common stock is currently listed on the OTCQB Marketplace (the “OTCQB”) under the symbol “NUZE.”

We have assumed a public offering price of $9.00 per share, the last reported sale price for our common stock as reported on the OTCQB on March 3, 2020. The actual public offering price per share will be determined between us and the underwriters at the time of pricing and may be at a discount to the current market price. Therefore, the assumed public offering price used throughout this prospectus may not be indicative of the final offering price.

We completed a l-for-3 reverse stock split on October 28, 2019, which became effective on November 12, 2019. Unless we indicate otherwise, all share and per share information in this prospectus reflects the reverse stock split, including the financial statements and notes thereto.

Investing in our common stock involves a high degree of risk. See ‘‘Risk Factors’’ beginning on page 15 of this prospectus for information you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total
Price to the public	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us (before expenses)	$	$

____________

(1)      Does not include a non-accountable expense allowance equal to 1% of the gross proceeds of this offering, payable to the underwriters, or the reimbursement of certain expenses of the underwriters. See “Underwriting” beginning on page 88 of this prospectus for additional information regarding total underwriter compensation.

We have granted a 45-day option to the underwriters to purchase up to an additional                     shares of common stock solely to cover overallotments, if any, at the public offering price, less underwriting discounts and commissions.

Delivery of the shares offered hereby will be made on or about           , 2020.

Sole Book-Running Manager

The Benchmark Company

Prospectus dated                     , 2020

TABLE OF CONTENTS

Prospectus Summary1

Summary Consolidated Financial Data13

Risk Factors14

Special Note Regarding Forward-Looking Statements32

Use of Proceeds34

Dividend Policy35

Capitalization36

Dilution38

Selected Consolidated Financial Data40

Management’s Discussion and Analysis of Financial Condition  and Results of Operations41

Our Business49

Management59

Executive and Director Compensation62

Certain Relationships and Related Party Transactions69

Security Ownership of Certain Beneficial Owners and Management71

Description of Capital Stock73

Material U.S. Federal Income Tax considerations76

Underwriting81

Legal Matters87

Experts87

Where You Can Find More Information87

Index to Consolidated Financial StatementsF-1

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

MARKET, INDUSTRY AND OTHER DATA

This prospectus includes industry and market data that we obtained from periodic industry publications, third-party studies and surveys, filings of public companies in our industry and internal company surveys. These sources may include government and industry sources. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry and market data to be reliable as of the date of this prospectus, this information could prove to be inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein.

Until           , 2020 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. Before you decide to invest in our common stock, you should read and carefully consider the following summary together with the entire prospectus, including our financial statements and the related notes thereto appearing elsewhere in this prospectus and the matters discussed in the sections in this prospectus entitled “Risk Factors,” “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Some of the statements in this prospectus constitute forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements.” Our actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those discussed in the “Risk Factors” and other sections of this prospectus.

Unless the context otherwise requires, the terms NuZee, the Company, our company, we, us, and our, refer to NuZee, Inc. We completed a l-for-3 reverse stock split on October 28, 2019, which became effective on November 12, 2019. Unless we indicate otherwise, all share and per share information in this prospectus reflects the reverse stock split, including the financial statements and notes thereto.

Overview

Our Company

We are a specialty coffee company and, we believe, the leading single serve pour over coffee co-packer in the United States. Our mission is to leverage our position as a co-packer at the forefront of the North American single serve pour over coffee market to revolutionize the way single serve coffee is enjoyed in the United States. While the United States is our core market, we also have single serve pour over coffee sales operations in Japan as well as manufacturing and sales operations in Korea and a recently-announced joint venture in Latin America. In addition, we plan to opportunistically leverage our strengths and relationships to grow our proprietary NuZee and Coffee Blenders brands in the United States and select international markets.

We believe we are the only commercial-scale producer of single serve drip cup coffee and that we have certain advantages in place within the North American market, as outlined by the factors described below. We intend to leverage our position to be the commercial manufacturer of choice for major companies seeking to enter the single serve drip cup market in North America. We target existing large, high-margin companies and are paid per-package based on the number of single serve pour over drip cups produced by us. Accordingly, we consider our business model to be a form of tolling arrangement, as we receive a fee for every single serve drip cup our co-packing customers sell in the North American market. While we financially benefit from the success of our manufacturing customers through the sales of their respective single serve drip cup products, we are also able to avoid the risks associated with owning and managing the product and its related inventory.  As these companies gain market acceptance of single serve drip cup coffee in North America, we plan to leverage that market expansion to further grow our own brands.

We may also consider co-packaging other products that are complementary to single serve pour over drip coffee and provides us with a deeper access to our customers, such as tea bag coffee. In addition, we are continually exploring potential strategic partnerships, co-ventures, and mergers, acquisitions, or other transactions with existing and future business partners to generate additional business, reduce manufacturing costs, expand into new markets, and further penetrate the markets in which we currently operate.

What is single serve pour over coffee?

Single serve pour over coffee, or hand drip coffee, is a traditional and time-honored technique that pours hot water onto ground coffee with a filter. Proponents of drip coffee believe this method makes better coffee. Single serve pour over coffee uses the same technique without a machine, with the coffee flowing straight into a cup using only hot water and the prepacked coffee filter. The image below compares our single serve pour over coffee to other varieties of hot beverages.

Revolutionizing the single serve coffee market in North America

Prior to the success of coffee pods within the last two decades, coffee was primarily consumed at home and via traditional pot-based drip brewers and, to a lesser extent, instant coffee. Pot-based brewers are typically known for good quality coffee that produces multiple cups but are not well-suited for single serve alternatives. In recent years with the advent of coffee pods and increased coffee consumption outside the home, the North American market has been focused on speed and convenience. Coffee pods addressed the need for a single serve coffee solution that was viewed as superior to instant coffee.  As coffee consumption has also moved outside the home in recent years, consumer preferences have also changed, leading to greater demand for higher quality coffee alternatives, particularly from younger consumers such as millennials.

Moreover, we believe the typical consumer is increasingly focused on the environmental impact of the product, as well as the taste and quality of the ingredients. We anticipate that pod-based, single serve coffee will face increasing pressure given their heavy reliance on the use of plastics. In our view, consumer preferences in North America have evolved over the last decade to substantially mirror those of Japanese consumers, who have traditionally focused on the taste, eco-footprint and quality of ingredients. Machine-based single serve coffee, which represents approximately 27% of the market in North America, we believe has an immaterial amount of market share in Japan. Single serve drip cups represent approximately 2.0 billion units annually in Japan.

The saturation of coffee pods in the North American market, coupled with changing tastes, provides our single serve drip cups with a substantial market opportunity in North America. Our single serve drip cup solution also has a number of advantages over other single serve coffee alternatives:

•Our single serve drip coffee products are shipped in zero landfill packaging. The majority of the packaging is paper based and biodegradable, while the inner pouches used to package the filter for freshness are made from 100% recyclable film.

•Our solution is portable and does not require a machine. Therefore, the consumer investment required to try our product is very minimal (as opposed to machine based solutions). Single serve drip cups can easily travel and have a number of consume-later applications not available to machine based solutions (camping, travel, office, etc.).

•We believe single serve drip coffee is more hygienic than other, machine-based single serve alternatives. For example, the use of a machine requires cleaning and maintenance. If not periodically cleaned or if spent pods are not removed timely, the pods can lead to poor taste and bacterial growth.

•Single serve drip coffee is brandable to the cup level, and, unlike machine-based drip systems, the branding remains visible throughout the process of preparing and consuming a cup.

Why NuZee?

We seek to establish ourselves as the leading co-packer of single serve pour over coffee for the North American market, and to expand our own brands as single serve pour over coffee gains market acceptance. We believe that top tier brands that want to compete in the North American single serve pour over coffee market will demand the highest levels of quality from their suppliers. We further believe that we are the leader in the single serve pour over coffee market in North America as a result of our years of working with sophisticated packing equipment manufacturers, Level 2 SQF Certification from the Safe Quality Food Institute, operational knowledge and the co-packing arrangements we are continuing to develop with companies such as Royal Cup Coffee & Tea and Kraft Heinz. As a result of our ongoing efforts, we feel we are well positioned to be the co-packer of choice for companies offering single serve pour over coffee products in the North American market.

We own sophisticated packing equipment developed by East Asian companies for pour over coffee production. We believe these manufacturers are the world leaders for supplying such machines. While lower-grade equipment alternatives do exist, availability is extremely limited for the top-grade equipment that generates co-packing products to the exacting specifications we believe large, established companies will demand. For example, we estimate, based solely on our experience, the current wait time for the production and delivery of co-packing machinery of the type we use in our Vista, California plant is approximately two years. We obtained these machines under a written exclusivity agreement with the premier supplier of the type of high-quality packing equipment we use for our products, FUSO Industries Co. Ltd. (“FUSO”), which contractually remains in effect in the North American market until June 2020, and which we believe significantly restricts our North American competitors’ access to this equipment. However, FUSO has exercised its rights to terminate the exclusivity agreement on six months’ prior written notice. We are exploring options to extend the period of exclusivity with FUSO. If we are unsuccessful in extending the term of the agreement, it will expire pursuant to its terms on June 30, 2020.

We understand that as the single serve drip cup gains momentum in the North American market we will face increasing competition. However, we believe we have a significant head start against any new potential commercial manufacturers in that (i) we have historically had an exclusive arrangement with the premier equipment manufacturer, (ii) we have, and continue to develop, manufacturing expertise on increasingly complex and larger orders, (iii) we have experience dealing with companies of all sizes and their specific requirements (from small roasters to international companies) and (iv) we have SQF Level 2 certification.

We received Level 2 SQF Certification from the Safe Quality Food Institute, which is a customary requirement to produce for large multi-national and international companies. Obtaining Level 2 SQF Certification may take more than a year to achieve. Furthermore, we are in the process of obtaining Level 3 SQF Certification, which involves a comprehensive implementation of even more advanced safety and quality management systems. We are also certified as fair trade, organic, kosher and halal.

Our primary focus is the development of single serve pour over coffee in the North American market targeting the individual consumer for use at home and office or other settings that would benefit from single serve pour over products, such as our recent expansion into the lodging market through our arrangement with Royal Cup Coffee & Tea, and positioning ourselves as the leading commercial-scale co-packer of single serve pour over coffee products. We may also look to co-package other products that are complementary to single serve pour over drip coffee and provides us with a deeper access to our customers, such as tea bag coffee. The competitive landscape for our services and products can be illustrated as follows:

Since 2016, we have been primarily focused on single serve pour over coffee production. Over this time we have developed expertise in the operation of our sophisticated packing equipment and the related production of the single serve pour over product at both our Vista, California facility and at our production operations in Korea. We plan to carry over this expertise to our recently announced Plano, Texas manufacturing facility, which will serve as our new single serve pour over co-packing hub and corporate headquarters to capture the location’s logistical advantages and lower cost structure.

Our sources of revenue

Co-packing

We operate as a third-party contract packager for the finished goods of other major companies operating in the coffee beverage industry. Under these arrangements, we produce and package coffee products according to our customers’ formulations and specifications. We currently focus on fostering co-packing arrangements with larger companies developing pour over coffee products. For example, we have entered into a co-packing agreement with Royal Cup Coffee & Tea.

In addition to larger companies, we package for smaller companies that have significant growth potential. For example, we started packaging for Copper Cow in July 2017 and continue to do so today. Copper Cow started with smaller batch, single product SKUs but over the years has meaningfully increased order sizes as well as the number of SKUs. We are continually looking for new exciting companies to work with and grow with like Copper Cow.

NuZee branded products

We have developed products and brands for the primary reason of providing completed finished products to showcase to potential co-packing customers. Our products effectively serve as a sort of “sample” to potential customers that include high quality packaging and coffee. We have received indications of interest from some potential customers in co-packing single serve coffee under the customer’s brand using coffee sourced by us as opposed to the customer providing the coffee, which is how we typically co-pack for customers.

•Barista. Our Barista line of products is a high end product line that, in addition to showcasing our production expertise, also includes what we believe to be some of the best coffee available in a single serve application in the world. We plan to sell Barista via traditional retail channels that do not use “pay for placement” distributors. We also have a number of potential co-packing opportunities in which our customers would contract for us to replicate one or more of our Barista products with their foil and packing, providing further evidence of the high-quality nature of this line and coffee. We expect the Barista product line to be our flagship products that are both sold directly to consumers and used as a sales tool for co-packing customers.

•Twin Peaks. We currently sell our Twin Peaks single serve pour over coffee exclusively via Amazon, under Amazon’s accelerator program. This program commenced in July 2019 and we expect that as Amazon and its customers become more familiar with single serve pour over coffee, we will increase our revenue for this product.

•Pine Ranch. Pine Ranch is a tea bag-style coffee that is available in two distinct roasts: a medium roast called “Smooth Blend” and a dark roast called “Bold Blend”. We introduced this product line in the third quarter of 2019.  The brand is initially being sold to retailers and at wholesale, and we plan to offer it direct to consumers in 2020. Pine Ranch is available in dispense boxes that are suitable for offices and retail stores. Pine Ranch is also a zero-landfill product that we can showcase to potential co-packing customers as an alternative to the pour over format. We commenced production for our first tea bag style co-packing customer in October 2019.

Current co-packing clients

We have recently announced agreements to co-package coffee for large companies developing pour over coffee products, including Royal Cup Coffee & Tea. In addition, we have recently entered into similar agreements with others, and we intend to continue to pursue such co-packing arrangements in the future. We believe this interest is due to (i) the saturation of machine based single serve coffee alternatives, (ii) increase in consumer requirements for eco-friendly packaging and (iii) our superior taste compared to other single serve coffee alternatives.

A select list of our current co-packing customers include: Royal Cup Coffee & Tea, Gevalia Kafee (Kraft Heinz), Copper Cow Coffee, Alumbre Coffee, C&C Hawaii Coffee, Lion Coffee, Idyllwild Coffee and Virgin Islands Coffee.

In 2019, we entered into a five year lease for a new manufacturing hub and corporate headquarters in Plano, Texas (within the Dallas metropolitan area). We are poised to have this hub operational quickly once we have obtained the necessary capital. Texas provides us with a variety of benefits versus our Vista, California facility, including reduced operating costs, lower freight costs to most states and better economies of scale. In Plano, we plan to have approximately 20 packing machines (compared with four, expanding to six in Vista, California) and approximately 30 employees. In the future, we plan to look for a more permanent location of appropriate scale in Texas.

Our competitive strengths

We believe that the following strengths contribute to our success:

•Favorable industry trends benefit us. With changing consumer preferences over the last decade that include a greater demand for higher quality coffee alternatives as well as greater flexibility and convenience, we believe we provide a unique alternative to non-single serve drip products currently on the market. For example, we believe our single serve drip cup provides a premium alternative to other single serve coffee alternatives. Recent consumer trends are moving towards premium alternatives to existing mainstream products (i.e. gourmet burgers, craft beers, specialty sodas, organic supermarkets, etc.). In addition to being a premium alternative, our product does not require a machine, which provides our product with a number of other benefits to existing single serve coffee that are machine based.

•Significant production and operational experience in single serve pour over coffee. We have been producing single serve pour over coffee for over four years in increasing scale and complexity. We believe the process and equipment for producing pour over single serve coffee is complex, and a potential new entrant into our market would encounter a significant learning curve to reach our level of operational experience and expertise.

•Co-packing agreements with large international companies. We have co-packing agreements with large international companies, and we believe that as our potential co-packing customers continue to realize that we have the experience co-packing for a variety of customer sizes, we will become the co-packer of choice. The standards required to co-pack for large international companies almost always meet or exceed the standards required to co-pack for any other customer. We also believe that as our co-packing customers’ competitors realize they have a single serve pour over coffee solution, they will be more motivated to develop their own such solution and that will lead to increased co-packing opportunities for us.

•Food grade SQF Level 2 certification. SQF Level 2 certification can take up to a year and requires significant additional resources to obtain. Our existing SQF Level 2 certification allows us to co-pack for large, diversified companies. These companies usually have very strict certification standards and will not outsource production to companies that do not meet the highest level of industry certifications. SQF Level 2 requires us to meet very high quality and compliance standards for production and warehousing as well as chain of custody record keeping and supplier standards, which we believe gives us an advantage compared to potential competitors that do not have this certification. Furthermore, we are also in the process of obtaining Level 3 SQF Certification, through which we are implementing even more advanced safety and quality management systems.

•Scarcity of high-quality packaging machinery provides us protection in our core market. We have to date acquired fourteen co-packing machines through an agreement with the world’s leading manufacturer of equipment and filters used in packaging single serve pour over coffee, which contractually remains exclusive to us in the North American market until June 2020 at the earliest. While lower-grade equipment alternatives do exist, availability is extremely limited for the top-grade equipment that generates co-packing products to the exacting specifications we believe large, established companies will demand. We believe that this scarcity, our history as the exclusive operator of such equipment in North America, our operating expertise and our SQF Level 2 certifications provide us with a meaningful advantage and protections from the entry of potential competitors in our core North American market.

•Our Japanese and Korean subsidiaries support our U.S. operations. We have a sales office in Japan and a manufacturing and sales office in Korea. We source our manufacturing equipment and filters from East Asian companies. We believe that having offices in Japan and Korea provides us with direct access to our key vendors that helps us to maintain such relationships as well as helps us operationally in our core U.S. market.

Our business strategy

We intend to achieve our mission and further grow our business by pursuing the following strategies:

•Continually grow our base of large national or international co-packing customers. We have co-packing agreements with large international companies, and we are in active discussions to enter into co-packing agreements with a number of other similar sized companies. We believe that, as the U.S. market continues to gain awareness of single serve pour over coffee, we will continue to grow our base of large domestic or international co-packing customers.

•Co-pack for smaller scale, rapidly growing, innovative coffee customers and capture their growth over time. In addition to co-packing for large domestic or international customers, we believe that select smaller scale, rapidly growing, innovative co-packing customers provide us with different opportunities versus larger customers. For example, smaller scale customers often possess better social media reach and their marketing campaigns have the ability to “go viral.” We believe by selectively choosing high quality smaller customers, we can benefit from growing market acceptable of single serve pour over coffee.

•Increase our production capacity in response to growing demand for co-packing. We have entered into a lease for our planned manufacturing hub in Plano, Texas. We have started to order equipment, begin the SQF Level 2 certification process and begin other processes so that we are poised to have the facility operational as quickly as possible once we have acquired the necessary capital. At peak potential capacity, we project the Plano, Texas facility would provide up to 400% of the current production capacity of our Vista, California facility. We have started this effort in anticipation of growing demand for co-packing.

•Strategically grow and expand our international operations that are strategic to our vision. We plan to strategically grow our current international operations as well as potentially expand international if this growth or expansion is strategic to our vision. We believe the Korean market, albeit competitive, still has significant growth potential as well as strong market acceptance for coffee and single serve pour overs. We have also recently announced the formation of a joint venture for manufacturing and sales in Latin America. As we look at other potential international manufacturing locations, we look for characteristics similar to the Korean, Latin American and U.S. markets.

•Strategically increase the sales of our proprietary brands. We plan to continue to increase the sales of our proprietary brands without utilizing “pay for placement” distributors. We anticipate our direct sales of our proprietary products will benefit as we increase our co-packing revenues because our co-packing customers will help educate consumers on the benefits of single serve pour coffee. We plan to increase our effort on direct sales methodically and concurrently as we increase co-packing revenues and volume.

Industry

Coffee consumption is at an all-time high. According to the United States Department of Agriculture (USDA), global coffee consumption is forecast to reach a record 167.9 million bags in 2019/20 (a bag is equivalent to 60 kilograms). The United States is the country with the highest consumption with 26.8 million bags forecast for 2019/20, up from 23.6 million in 2014/15 (a 2.6 percent compound annual growth rate, or CAGR)1.

1 “Coffee: World Markets and Trade”, United States Department of Agriculture, Foreign Agricultural Service, June 2019 – https://downloads.usda.library.cornell.edu/usda-esmis/files/m900nt40f/xk81jw68v/kp78gs60d/coffee.pdf

In dollar terms, the global coffee market amounts to US$429.5 billion in 2019, and the market is expected to grow annually by 5.8 percent (CAGR 2019-2023). The United States is the largest market with US$80.9 billion generated in 2019.2

An estimated 63 percent of American adults drink coffee on a daily basis3, and an increasing number of consumers seem to be seeking bolder and more unique coffee experiences. This is evidenced by more Americans’ gourmet coffee consumption reaching a 60/40 advantage over traditional non-gourmet coffee for the first time in the 69-year history of the National Coffee Association’s annual report on coffee consumption.4

The “at home” segment continues to dominate coffee consumption, with 81 percent of volume consumption attributable to the at home market in 2019, representing a 20 percent revenue share. The market share of the at home segment has been relatively constant over the last few years and is expected to maintain a similar share of coffee consumption in 2019-2023.5

2 Statista, August 2019 – https://www.statista.com/outlook/30010000/100/coffee/worldwide#market-revenue

3 National Coffee Association blog, March 2019 – https://nationalcoffee.blog/2019/03/09/national-coffee-drinking-trends-2019/

4 Roast Magazine, March 2019 – https://dailycoffeenews.com/2019/03/11/2019-coffee-and-beverage-trends-inside-the-ncas-annual-report/

5 Statista, August 2019 – https://www.statista.com/outlook/30010000/100/coffee/worldwide#market-revenue

Single-serve coffee brewing has grown in popularity in recent years, and single-serve brewing machines were the second most popular brewing system after standard drip coffee makers, with 26 percent of American coffee drinkers using them in 2018.6 Additionally, and according to an online survey by the National Coffee Association, 42 percent of US households owned a single-cup coffee brewing machine in 2019, up from 1 percent in 2005 and 15 percent in 2014.7

While consumers have been purchasing single-serve coffee machines to recreate the café style experience at home, there has been an increased focus on environmental sustainability and demand for eco-friendly products. The 2019 Retail and Sustainability Survey by CGS showed that more than two-thirds of respondents consider sustainability

6 Statista, March 2019 – https://www.statista.com/topics/2219/single-serve-coffee-market/

7 Statista, August 2019 – https://www.statista.com/statistics/316217/us-ownership-of-single-cup-brewing-systems/

when making a purchase and are willing to pay more for sustainable products.8  In another recent survey of US and UK consumers by Globalwebindex, 42 percent of consumers said that products that have packaging made from recycled products and/or sustainable materials are important in their day-to-day shopping, and more than half said they have reduced the amount of disposable plastic they use in the past 12 months.9  Greenpeace USA considered coffee pods as “one of the best examples of unnecessary single-use plastics that are polluting our planet” and the big producers of pods having been seeking eco-friendly alternatives.10 Sustainability is expected to continue to be a big trend in the coffee pod market, especially as some cities and local governments consider bans on the use of single-use plastic pods (akin to bans on plastic straws and plastic bags) and as consumers become increasingly concerned about throwing used plastic pods in landfills.11

We believe that many of the prevalent industry trends – the continued consumption and market growth, the prevalence of “at home” consumption, the popularity of single-serve coffee brewing, the increased focus on unique coffee experiences, and consumers’ shift to eco-friendly and sustainable alternatives – will be favorable to our business.

Our Risks and History of Losses

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties summarized below, the risks described under the “Risk Factors” section beginning on page 15 of, and the other information contained in, this prospectus before you decide to invest. Our ability to achieve our mission and execute our strategies is subject to certain challenges, risks and uncertainties, including:

•Our ability to sustain and manage our growth rates;

•Our ability to obtain sufficient funding to expand our business and respond to business opportunities;

•Our ability to retain our leadership position in co-packing single serve pour over coffee;

•Our ability to acquire new customers or retain existing customers in a cost-effective manner;

•Our ability to successfully improve our production efficiencies and economies of scale; and

•Our ability to manage our supply chain to continue to satisfy our future operation needs.

We have incurred net losses since our inception in 2011, including net losses of $12.1 million and $3.6 million for the years ended September 30, 2019 and 2018, respectively, and $3.4 million for the three months ended December 31, 2019. As of December 31, 2019, our accumulated deficit was approximately $28.0 million. We expect to incur significant sales and marketing expenses prior to recording sufficient revenue from our operations to offset these expenses. In the United States, we expect to incur additional losses as a result of the costs associated with operating as an exchange-listed public company following this offering.

Recent Developments

NuZee Latin America Joint Venture

On January 9, 2020, we entered into a Joint Venture Agreement (the “JV Agreement”) with Industrias Marino, S.A. de C.V., a company incorporated under the laws of Mexico (“El Marino”), to form a joint venture in Mexico between us and El Marino in Mexico (“NuZee Latin America”).  NuZee Latin America will be organized under the laws of Mexico, and its primary business operations are intended to consist of the manufacture of zero-landfill, single serve

8 CGS, January 2019 – https://www.globenewswire.com/news-release/2019/01/10/1686144/0/en/CGS-Survey-Reveals-Sustainability-Is-Driving-Demand-and-Customer-Loyalty.html

9 GLobalwebindex, April 2019 – https://blog.globalwebindex.com/chart-of-the-week/lifting-the-lid-on-sustainable-packaging/

10 USA Today, March 2019 – https://www.usatoday.com/story/tech/2019/03/13/heres-why-your-used-k-cups-coffee-pods-arent-usually-recycled/3067283002/

11 Food Dive, September 2018 – https://www.fooddive.com/news/coffee-pods-lose-ground-as-consumers-look-for-sustainable-premium-java-exp/531816/

pour over and tea bag coffee products for sale in Mexico, Central and South America. Both El Marino and we intend to sell raw materials to NuZee Latin America at respective cost plus a 5% margin, with any resulting profits from sales in Mexico, Central and South America to be shared equally among us and El Marino.

Status of Agreement with FUSO Industries Co. Ltd.

We have been exploring options to extend the term of the exclusivity agreement between us and FUSO (the “FUSO Agreement”). We acquired certain of the machines we use in the production of our single serve pour over coffee products pursuant to the terms of the FUSO Agreement, which due to certain exclusivity provisions we believe also restricts our competitors’ access to these machines in North America. However, FUSO has exercised its rights to terminate the FUSO Agreement on six months’ prior written notice. While alternative sources exist for the machinery we use to make our products, we believe these alternative sources do not provide machinery of the same capabilities, specifications, and market reputation as we have sourced from FUSO. Accordingly, we intend to continue seeking to extend the term of the FUSO Agreement, and the ultimate outcome cannot be predicted. If we are unsuccessful in extending the term of the FUSO Agreement, it will expire pursuant to its terms on June 30, 2020.

Corporate Information

We were incorporated in 2011 in Nevada as Havana Furnishings, Inc.  NuZee Co. Ltd. was incorporated in 2011.  NuZee Co. Ltd. merged into Havana Furnishings, Inc. in 2013, and we changed our name to NuZee, Inc. Our principal executive offices are located at 1700 Capital Avenue, Suite 100, Plano, Texas 77055, and our telephone number is (760) 295-2408. We also maintain a California office located at 2865 Scott Street, Suite 107, Vista, California 92081. We lease modest office space in Japan.

Our corporate website is www.mynuzee.com. Information contained on, or that can be accessed through, our website is not a part of this prospectus or incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

THE OFFERING SUMMARY

Common stock offered by us	shares (or shares, if the underwriters exercise their over-allotment option in full).
Common stock to be outstanding immediately after this offering	shares (or shares, if the underwriters exercise their over-allotment option in full).
Over-allotment option

We have granted the underwriters an option, exercisable for forty-five (45) days after the date of this prospectus, to purchase up to an additional                     shares of common stock to be offered by us pursuant to this offering at $           per share of common stock, solely to cover over-allotments, if any.

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $          million, or approximately $          million if the underwriters exercise their over-allotment option in full. We expect to use the net proceeds from this offering for working capital and general corporate purposes. See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Underwriters’ warrants

Upon the closing of this offering, we will issue to The Benchmark Company, LLC, as the representative of the underwriters in this offering, warrants entitling it to purchase a number of shares of common stock equal to 5.0% of the shares of common stock sold in this offering at an exercise price equal to the public offering price of the common stock in this offering. The warrants shall be exercisable commencing six (6) months after the closing of this offering and will expire five (5) years after the effective date of the registration statement of which this prospectus forms a part.

Lock-Up

We have agreed, subject to certain exceptions and without the approval of the representative of the underwriters, not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our securities for a period of six months following the closing of the offering of the shares. Our directors, executive officers and our primary stockholder have agreed with the underwriters not to offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of any of our common stock or securities convertible into common stock for a period of six months commencing on the closing date of this offering. See “Underwriting” beginning on page 88.

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.
OTCQB symbol	“NUZE”
Proposed Nasdaq Capital Market symbol

We have applied to have our common stock listed on the Nasdaq Capital Market under the symbol “NUZE.” No assurance can be given that such listing will be approved or that a trading market will develop for the common stock.

Unless we indicate otherwise, all share and per share information in this prospectus reflects the Reverse Split, including the financial statements and notes thereto. The number of shares of common stock to be outstanding immediately after this offering is based upon 13,729,104 shares outstanding as of December 31, 2019, and excludes the following:

•1,795,667 shares of our common stock issuable upon the exercise of options outstanding as of December 31, 2019, with a weighted-average exercise price of $6.91 per share;

•1,535,998 shares of our common stock reserved for future grant or issuance under the NuZee, Inc. 2013 Stock Incentive Plan (the “2013 Plan”);

•3,333,334 shares of our common stock reserved for future grant or issuance under the NuZee, Inc. 2019 Stock Incentive Plan (the “2019 Plan”); and

•300,000 shares of our common stock issuable upon the exercise of options that we expect to grant upon the pricing of this offering to our directors, executive officers and certain other employees at an exercise price equal to the public offering price of this offering.

Unless otherwise indicated, this prospectus reflects and assumes the following:

•no exercise of outstanding options; and

•no exercise by the underwriters of their over-allotment option.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize our consolidated financial data for the periods ended and as of the dates indicated. We have derived the statements of operations data for the years ended September 30, 2019 and 2018 and the balance sheet data as of September 30, 2019 from our audited financial statements included elsewhere in this prospectus. We have derived the statements of operations data for the three months ended December 31, 2019 and 2018 and the balance sheet data as of December 31, 2019 from our unaudited interim financial statements included elsewhere in this prospectus. We have prepared the unaudited interim financial statements on the same basis as the audited financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair statement of the financial information set forth in those statements. Our historical results are not necessarily indicative of results to be expected for any period in the future and the results for the three months ended December 31, 2019 are not necessarily indicative of the results that may be expected for the full year or any other period. You should read this information together with our financial statements and related notes appearing elsewhere in this prospectus and the information in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Three months ended December 31,		Fiscal year ended September 30,
	2019	2018	2019	2018
Consolidated statement of operations data:
Revenues, net	$546,208	$353,408	$1,793,590	$1,388,972
Cost of sales	423,173	209,670	1,498,473	1,321,755
Gross profit	123,035	143,738	295,117	67,217
Selling, general and administrative expenses	1,328,972	942,877	4,540,141	2,846,407
Option expense	2,220,861	1,789,751	7,859,141	838,779
Loss from operations	(3,426,798)	(2,588,890)	(12,104,165)	(3,617,969)
Other income	1,671	4,185	39,237	63,484
Equity in loss of unconsolidated affiliate	-	-	-	(10,733)
Interest income	176	-	-	-
Other expense	(2,584)	(3,244)	(144,741)	(1,906)
Interest expense	(4,718)	(457)	(5,267)	(2,468)
Net loss	(3,432,253)	(2,588,406)	(12,214,936)	(3,569,592)
Net income (loss) attributable to noncontrolling interest	$(11,021)	$(11,714)	$(26,971)	$7,579
Net loss attributable to NuZee, Inc.	$(3,421,232)	$(2,576,692)	$(12,187,965)	$(3,577,171)
Basic and diluted loss per common share	$(0.25)	$(0.19)	$(0.88)	$(0.29)
Basic and diluted weighted average number of shares of common stock outstanding	13,598,001	13,232,256	13,867,643	12,234,107

	As of
	December 31, 2019	September 30, 2019
Consolidated balance sheet data:
Cash and cash equivalents	$1,830,952	$1,326,040
Working capital	2,625,489	1,763,336
Total assets	6,582,849	5,250,544
Loan payable – net of current portion	230,284	156,816
Total liabilities	1,651,784	1,135,482
Total stockholders’ equity	4,931,065	4,115,062

RISK FACTORS

Before you invest in our common stock, you should understand the high degree of risk involved. You should carefully consider the following risks and other information in this prospectus, including our consolidated financial statements and related notes included elsewhere in this prospectus, before you decide to purchase shares of our common stock. The following risks may adversely impact our business and financial condition. As a result, the trading price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Financial Condition and Capital Requirements

We have limited operating history, which may make it difficult to evaluate our current business and to forecast our future performance.

We have little operating history and are addressing an emerging market. As a result, our current and future business prospects are difficult to evaluate. All potential investors must consider our business prospects in light of the risks and difficulties we have encountered and will continue to encounter as a company operating in a rapidly evolving market. Some of these risks relate to our potential inability to:

•effectively manage our business and proprietary information;

•recruit and retain sales and marketing, technical and managerial personnel;

•recruit and retain sales personnel and appropriate distributor relationships;

•successfully develop and protect our intellectual property portfolio;

•successfully provide high levels of service as our business expands; and

•successfully address other risks, as described in this prospectus or otherwise.

If we do not address these risks successfully, it could have a material adverse effect on our business and financial condition.

We have a history of net losses. We expect to continue to incur net losses in the future and we may never generate sufficient revenue from the commercialization of our single serve pour over coffee products or co-packing services to achieve or sustain profitability.

We have incurred net losses since our inception in 2011, including net losses of $12.1 million and $3.6 million for the years ended September 30, 2019 and 2018, respectively, and $3.4 million for the three months ended December 31, 2019. As of December 31, 2019, our accumulated deficit was approximately $28.0 million. We expect to incur significant sales and marketing expenses prior to recording sufficient revenue from our operations to offset these expenses. In the United States, we expect to incur additional losses as a result of the costs associated with operating as an exchange-listed public company following this offering.

These losses have had, and will continue to have, an adverse effect on our working capital, total assets and stockholders’ equity (deficit). Our ability to become and remain profitable will depend on our ability to generate significantly higher revenues from the sales of our pour over coffee products and co-packing services, which depends upon a number of factors, including but not limited to successful sales, manufacturing, marketing and distribution of our products and services.

Because of the numerous risks and uncertainties associated with our commercialization efforts, we are unable to predict when we will become profitable, and we may never become profitable. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our inability to achieve and then sustain profitability would have a material adverse effect on our business and financial condition.

Our independent auditor’s report for the fiscal year ended September 30, 2019 includes an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern.

Due to the uncertainty of our ability to meet our current operating and capital expenses, in their report on our audited annual financial statements as of and for the year ended September 30, 2019, our independent auditors included an explanatory paragraph regarding concerns about our ability to continue as a going concern. Recurring losses from operations raise substantial doubt about our ability to continue as a going concern. If we are unable to continue as a going concern, we might have to liquidate our assets and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our financial statements. In addition, the inclusion of an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern and our lack of cash resources may materially adversely affect our share price and our ability to raise new capital or to enter into critical contractual relations with third parties.

We may need to raise additional capital to fund our existing operations, market our products and expand our operations.

We believe that the net proceeds of this offering, together with our existing cash balances, will be sufficient to cover our cash needs for at least the next 12-24 months. If our available cash balances, net proceeds from this offering and anticipated cash flow from operations are lower than we anticipate, including due to changes in our business plan, a lower demand for our products or other risks described in this prospectus, we may seek to raise additional capital sooner than currently expected.

We may also consider raising additional capital in the future to expand our business, to pursue strategic investments, to take advantage of financing opportunities or for other reasons, including to:

•fund development of our products;

•acquire, license or invest in technologies or intellectual property relating to our existing products;

•acquire or invest in complementary businesses or assets; and

•finance capital expenditures and general and administrative expenses.

Our present and future funding requirements will depend on many factors, including:

•success of our current marketing efforts;

•our revenue growth rate and ability to generate cash flows from product sales;

•effects of competing technological and market developments; and

•changes in regulatory oversight applicable to our products.

The various alternatives for raising additional capital include short-term or long-term debt financings, equity offerings, collaborations or licensing arrangements and each one carries potential risks. If we raise funds by issuing equity securities, our stockholders will be further diluted. Any equity securities issued also could provide for rights, preferences or privileges senior to those of holders of our common stock. If we raise funds by issuing debt securities, those debt securities would have rights, preferences and privileges senior to those of holders of our common stock. The terms of debt securities issued or borrowings pursuant to a credit agreement could impose significant restrictions on our operations or our ability to issue additional equity securities or issue additional indebtedness. We may also be required under additional debt financing to grant security interests on our assets, including our intellectual property. If we raise funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our intellectual property, or grant licenses on terms that are not favorable to us which could lower the economic value of those items to us. The credit markets and the financial services industry have in the past experienced turmoil and upheaval characterized by the bankruptcy, failure, collapse, or sale of various financial institutions and intervention from the U.S. federal government. These events typically make equity and debt financing more difficult to obtain. Accordingly, additional equity or debt financing might not be available on reasonable terms, if at all. If we cannot secure additional funding when needed, including due to changes in our business plan, a lower demand for our products or other risks described in this prospectus, we may have to delay, reduce the scope of or eliminate one or more sales and marketing initiatives and development programs, which would have a materially adverse effect on our business.

Our ability to use our net operating loss carryforwards to offset future taxable income may be subject to certain limitations.

In general, under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), a corporation that undergoes an “ownership change” is subject to annual limitations on its ability to use its pre-change net operating loss carryforwards, or NOLs, or other tax attributes to offset future taxable income or reduce taxes. Our past issuances of stock and other changes in our stock ownership may have resulted in ownership changes within the meaning of Section 382 of the Code; accordingly, our pre-change NOLs may be subject to limitation under Section 382. State NOL carryforwards may be similarly limited. Furthermore, the closing of this offering, alone or together with transactions in our stock that have occurred in the past and may occur in the future, may trigger an ownership change pursuant to Section 382. Because of the cost and complexity involved in the analysis of a Section 382 ownership change and the fact that we do not have any taxable income to offset, we have not undertaken a study to assess whether an “ownership change” has occurred or whether there have been multiple ownership changes since we became a “loss corporation” as defined in Section 382. Shares issued in this offering or future changes in our stock ownership (either in combination with this offering or separately) could result in ownership changes under Section 382 of the Code further limiting our ability to utilize our NOLs. Furthermore, our ability to use NOLs of companies that we may acquire in the future may be subject to limitations. For these reasons, even if we attain profitability, we may not be able to use a material portion of our NOLs, and this would reduce our earnings potentially affect and the valuation of our stock.

Risks Related to Our Business

Our success depends, in part, on our relationships with the manufacturers of our packing equipment, including our ability to extend or replace our current agreement with FUSO.

We source our sophisticated packing equipment from companies located in East Asia. Furthermore, we have entered into a written agreement with the primary manufacturer of the co-packing equipment we use in our operations that provides for exclusivity through June 2020, which we believe has significantly restricted, to date, our North American competitors’ access to this equipment. Our exclusivity agreement does not apply to two companies that had previously purchased packing equipment from this manufacturer, and that may compete with our products and services.

Furthermore, FUSO has exercised its rights to terminate the exclusivity agreement on six months’ prior written notice. We are currently exploring options to extend the period of exclusivity with FUSO. If we are unsuccessful in extending the term of the agreement, it will expire pursuant to its terms on June 30, 2020. In such event, if we are not able to replace the terminating manufacturer in a timely manner or on terms agreeable to us, our competitive position may suffer and our revenues would decline significantly, which would have a material adverse effect on our business, financial condition, and results of operations. Moreover, even if we identify alternative machinery, we believe these alternative sources do not provide machinery of the same capabilities, specifications, and market reputation as we have sourced from FUSO.

Continued innovation and the successful development and timely launch of new products and product extensions are critical to our financial results and achievement of our growth strategy.

Achievement of our growth strategy is dependent, among other things, on our ability to extend the product offerings of our existing brands and introduce innovative new products. Although we devote significant focus to the development of new products, we may not be successful in developing innovative new products or our new products may not be commercially successful. Additionally, our new product introductions are often time sensitive, and thus failure to deliver innovations on schedule could be detrimental to our ability to successfully launch such new products and retain partners, in addition to potentially harming our reputation and customer loyalty. Our financial results and our ability to maintain or improve our competitive position will depend on our ability to effectively gauge the direction of our key marketplaces and successfully identify, develop, manufacture, market and sell new or improved products in these changing marketplaces.

The spread of a new strain of coronavirus (also known as COVID-19) may adversely affect our business operations, and in particular our operations in East Asia.

In December 2019, a new strain of coronavirus (also known as, and hereinafter referred to as “COVID-19”) originated in Wuhan, China, and quickly spread to infect many people in the city and surrounding area.  In some cases, COVID-19 causes severe illness and even death.  Since its discovery, COVID-19 has spread throughout China and to several other countries, significantly impacting their economies.  Various measures may be taken by countries, including the United States, both on a macro country-wide level and a local level, to combat the virus and its spread.  These may include quarantines or bans on public events.

We have a sales office in Japan and a manufacturing and sales office in Korea, and we source our manufacturing equipment and filters from East Asian companies. The continued spread of COVID-19 may adversely affect these operations and our business generally, depending on the extent of its spread of the virus, the rate of infection, the severity of illness and the probability of lethality, the relative effect on various portions of the population (such as the aged), the measures taken to combat the virus and their effectiveness, the effect on international trade of any measures taken to combat the virus, any action taken (such as the lowering of interest rates) by government entities to combat the negative macroeconomic effects of these measures, the timing and availability of any vaccine for the virus, and other factors.

The Center for Disease Control has stated a risk exists of a pandemic in the United States, which would mean that the current methods in place to control of the spread of the virus have been ineffective. In such a situation, the effect on the economy and on the public may be severe.  There are no comparable recent events which may provide guidance as to the effect of the spread of COVID-19 and a potential pandemic, and, as a result, considerable uncertainty of its potential effect on our business and results of operations.

We are unable to predict how the virus and combative measures may affect our operations in both Asia and North America. If such circumstances further deteriorate, our production capabilities and demand for our products may decline, which would have an adverse effect on our results of operations and financial condition.

Our future financial results are difficult to predict, and failure to meet market expectations for our financial performance or our publicly announced guidance may cause the price of our stock to decline.

As we and our industry evolve, we expect to face new challenges with respect to our introduction of innovative products and the changing competitive landscape within the single serve category and the beverage industry. These challenges can occur at various stages, including design, supply chain and sales cycle. Our public forecasts regarding the expected performance of our business and future operating results are forward-looking statements subject to risks and uncertainties, including the risks and uncertainties described in our filings with the SEC and in our other public statements, and necessarily reflect current assumptions and judgments that may prove incorrect. As a result, there can be no assurance that our performance will be consistent with any public forecasts or that any variation from such forecasts will not be material and adverse. Failure to meet expectations, particularly with respect to operating margins, earnings per share, operating cash flows and net revenues may result in a decline and/or increased volatility in the price of our stock. In addition, price and volume fluctuations in the stock market as a whole may affect the price of our stock in ways that may be unrelated to our financial performance.

Increased competition, including as a result of industry consolidation, could hurt our businesses.

The beverage industry is intensely competitive and we compete with respect to product, quality, convenience and price. We face significant competition in each of our channels and marketplaces. We compete with major international beverage companies that operate in multiple geographic areas, as well as numerous companies that are primarily local in operation. Our beverages also compete against local or regional brands as well as against private label brands developed by retailers. Our ability to gain or maintain share of sales in the global marketplace or in various local marketplaces or maintain or enhance our relationships with our partners and customers may be limited as a result of actions by competitors, including as a result of increased consolidation in the food and beverage industry.

Changes in the beverage environment and retail landscape could impact our financial results.

The beverage environment is rapidly evolving as a result of, among other things, changes in consumer preferences; shifting consumer tastes and needs; changes in consumer lifestyles; and competitive product and pricing pressures. In addition, the beverage retail landscape is dynamic and constantly evolving, not only in emerging and developing marketplaces, where modern trade is growing at a faster pace than traditional trade outlets, but also in developed marketplaces, where discounters and value stores, as well as the volume of transactions through e-commerce, are growing at a rapid pace. If we are unable to successfully adapt to the rapidly changing environment and retail landscape, our share of sales, volume growth and overall financial results could be negatively affected.

Sales to a limited number of customers represent a significant portion of our net sales. The loss of a key customer, including by consolidation in the retail channel, and efforts by our customers to improve their profitability could reduce sales of NuZee branded products and adversely affect our financial performance.

Sales to relatively few customers account for a significant percentage of our net sales, and our success depends in part on our ability to maintain good relationships with these and other key retail and grocery customers. Currently, Amazon and our www.coffeeblenders.com website are our only established domestic retail channels for direct sales to consumers of NuZee branded products. However, we can provide no assurance that any of these customers or any of our other customers will continue to utilize our products or our services at current levels, or at all. Although we generally enter into master agreements with our key customers, these agreements govern the terms and conditions of the relationship and typically do not contain minimum purchase requirements. The loss of one or more of our key customers, or cancellation of or reduction in the amount of purchase by our key customers, could have an adverse effect on our results of operations and financial condition.

In addition, because of the competitive environment facing retailers, many of our customers have increasingly sought to improve their profitability through increased promotional programs, pricing concessions, more favorable trade terms and increased emphasis on private label products. To the extent we provide concessions or trade terms that are favorable to customers, our margins would be reduced. Further, if we are unable to continue to offer terms that are acceptable to our significant customers or our customers determine that they need fewer inventories to service consumers, these customers could reduce purchases of our products or may increase purchases of products from our competitors, which would harm our sales and profitability.

Our industry is also being affected by the trend toward consolidation in the retail channel. Retailers have and will likely continue to seek lower prices from us and demand increased marketing or promotional expenditures. Large retailers also may be more likely to use their distribution networks to introduce and develop private label brands. Strategic partners may also choose to vertically integrate their brands’ manufacturing and distribution. Any of the foregoing could negatively affect our sales of NuZee branded products and our profitability.

Our growth and profitability depend on the performance of third-parties and our relationship with them.

A significant portion of our distribution network, and correspondingly our success in distributing our pour over coffee products, depends on the performance of third-parties.  Any non-performance or deficient performance by such parties may undermine our operations and profitability, and may result in total loss to your investment.  To distribute our product, we use a broker-distributor-retailer network whereby brokers represent our products to distributors and retailers who, in turn, sell our product to consumers.  The success of this network depends on the performance of this network of brokers, distributors and retailers.  There is a risk that a broker, distributor or retailer may refuse to or cease to market or carry our product, or that any such entity may not adequately perform its functions within the network by, without limitation, failing to distribute to sufficient retailers or positioning our product in localities that may not be receptive to our product.

Furthermore, such third-parties’ financial position or market share may deteriorate, which could adversely affect our distribution, marketing and sale activities.  We must also maintain good commercial relationships with third-party brokers, distributors and retailers so that they will promote and carry our product.  Any adverse consequences resulting from the performance of third-parties or our relationship with them could undermine our operations and profitability, and may result in total loss of your investment.

The loss of any member of our senior management team or our inability to attract and retain highly skilled personnel could have a material adverse effect on our business.

Our success depends on the skills, experience and performance of key members of our senior management team, including Masateru Higashida, our Chief Executive Officer, Secretary and Treasurer, Travis Gorney, our President and Chief Operating Officer, and Shanoop Kothari, our Chief Financial Officer. The individual and collective efforts of our senior management team will be important as we continue to expand our commercial activities and develop additional products. The loss or incapacity of existing members of our senior management team could have a material adverse effect on our business and financial condition if we experience difficulties in hiring qualified successors. Our employment agreements with our executive officers are “at will”, and the retention of our executive officers for any period of time cannot be guaranteed. We do not maintain “key person” insurance on any of our employees.

Due to the specialized nature of the business and our small size, we are highly dependent upon our ability to attract and retain qualified sales and marketing, technical and managerial personnel. The loss of the services of existing personnel, as well as the failure to recruit key sales, marketing, technical and managerial personnel in a timely manner would be detrimental to our development and could have a material adverse effect on our business and financial condition. Our anticipated growth and expansion into areas and activities requiring additional expertise, such as sales and marketing, may require the addition of new management personnel, both domestic and international. All of our employees may terminate their employment at any time with short or no advance notice. We may have difficulties locating, recruiting or retaining qualified sales people. Recruiting and retention difficulties will limit our ability to support our development and sales programs and to build a commercially viable business.

A substantial portion of our sales are completed on a purchase order basis, including sales under our co-packing arrangements.  Customers may issue fewer or smaller purchase orders than we expect under our co-packing arrangements, which could negatively impact our revenues. In additional, although these purchase orders are generally not cancelable, customers may decide to delay or cancel orders, which could also negatively impact our revenues.

Generally under our co-packing arrangements, customers must still issue purchase orders for our products and services. Generally, our co-packing arrangements have no or nominal minimum purchase requirements. In addition, although orders covered by firm purchase orders are generally not cancelable, customers may decide to delay or cancel orders, and we may have difficulty enforcing the provisions of the purchase order.  In the event that customers with whom we have co-packing arrangements issue fewer or smaller purchase orders than we expect, or we experience any delays or cancellations in orders, our revenues could decline substantially.  Any such decline could result in us incurring net losses, increasing our accumulated deficit and needing to raise additional capital to fund our operations.

Because our management structure is not centralized, the management of our business operations may be more expensive and more difficult.

As part of our strategy to attract the most qualified individuals, we do not require the members of our management team to relocate to a particular geographic area. Accordingly, the members of our management team are geographically dispersed. This decentralized structure might cause additional expenses in the conduct of our business, and may also delay communication between members of our management team, lower the quality of our management decisions or decrease our ability to take action quickly.

Product safety and quality concerns could negatively affect our business.

Our success depends in part on our ability to maintain consumer confidence in the safety and quality of all of our products. While we are committed to the safety and quality of our products, we may not achieve our product safety and quality standards. Product safety or quality issues, or mislabeling, actual or perceived, or allegations of product contamination or quality or safety issues, even when false or unfounded, could subject us to product liability and consumer claims, negative publicity, a loss of consumer confidence and trust, may require us from time to time to conduct costly recalls from some or all of the channels in which the affected product was distributed, could damage the goodwill associated with our brands, and may cause consumers to choose other products. Such issues could result in the destruction of product inventory and lost sales due to the unavailability of product for a period of time, which could cause our business to suffer and affect our results of operations.

Increases in the cost of high-quality coffee beans or other commodities or decreases in the availability of high quality coffee beans or other commodities could have an adverse impact on our business and financial results.

We purchase, roast, and sell high-quality whole bean coffee and related coffee products. The price of coffee is subject to significant volatility, and may increase due to the factors described below. The high-quality coffee beans we seek tend to trade on a negotiated basis at a premium above the commodity trading price of coffee as quoted on the Intercontinental Exchange, also known as the “C” price of coffee. This premium depends upon the supply and demand at the time of purchase and the amount of the premium can vary significantly. Increases in the “C” coffee commodity price do increase the price of high-quality coffee and also impact our ability to enter into fixed-price purchase commitments. The supply and price of coffee we purchase can also be affected by multiple factors in the producing countries, including weather, natural disasters, crop disease (such as coffee rust), general increase in farm inputs and costs of production, inventory levels and political and economic conditions, as well as the actions of certain organizations and associations that have historically attempted to influence prices of coffee through agreements establishing export quotas or by restricting coffee supplies. Speculative trading in coffee commodities can also influence coffee prices. Because of the significance of coffee beans to our operations, combined with our ability to only partially mitigate future price risk through purchasing practices and hedging activities, increases in the cost of high-quality coffee beans could have an adverse impact on our profitability. In addition, if we are not able to purchase sufficient quantities of coffee due to any of the above factors or a worldwide or regional shortage, we may not be able to fulfill the demand for our coffee, which could have an adverse impact on our business and financial results.

Price increases may not be sufficient to offset cost increases and maintain profitability or may result in sales volume declines.

We may be able to pass some or all raw materials, energy and other input cost increases to customers by increasing the selling prices of our products or decreasing the size of our products; however, higher product prices or decreased product sizes may also result in a reduction in sales volume and/or consumption. If we are not able to increase our selling prices or reduce product sizes sufficiently to offset increased raw material, energy or other input costs, including but not limited to packaging, direct labor, overhead and employee benefits, or if our sales volume decreases significantly, there could be a negative impact on our results of operations and financial condition.

We may be unable to manage our future growth effectively, which could make it difficult to execute our business strategy.

While we are currently a small company and, therefore, limited in our product development, marketing and sales activities, we anticipate growth in our business operations commensurate with the expansion of our sales and support operations and distribution network and the commercialization of new pour over coffee products. Since our inception in 2011, we have increased the number of our full- and part-time employees to 29 as of December 31, 2019, and we expect to continue hiring new employees and independent contractors to support our anticipated growth. This future growth could impose significant added responsibilities on members of our existing management and create strain on our organizational, administrative and operational infrastructure, including sales and marketing, quality control, and customer service. Our ability to manage our growth properly will require us to continue to improve our operational, financial and management controls, as well as our reporting systems and procedures, which prior to this offering have been determined to be inadequate. Our status as an exchange-listed public company will require us to increase our investment in financial accounting and reporting. If our current infrastructure is unable to handle our growth, we may need to expand our infrastructure, to identify and recruit new staff and to implement new reporting systems. The time and resources required to implement such expansion and systems could adversely affect our operations. Our future financial performance and our ability to expand and market our pour over coffee products and to compete effectively will depend, in part, on our ability to manage this potential future growth effectively, without compromising quality.

Any failure by us to accurately forecast customer demand for our products, or to quickly adjust to forecast changes, could adversely affect our business and financial results.

There is inherent risk in forecasting demand due to the uncertainties involved in assessing the current level of maturity of the single serve component of our business. We set target levels for the manufacture of our pour over coffee products and for the purchase of coffee in advance of customer orders based upon our forecasts of customer demand and those of our business partners. If our forecasts exceed demand, we could experience excess inventory in the short-term, excess manufacturing capacity in the short and long-term, and/or price decreases, all of which could impact our financial performance. Alternatively, if demand exceeds our forecasts significantly beyond our current manufacturing capacity, we may not be able to satisfy customer demand, which could result in a loss of share if our competitors are able to meet customer demands. A failure to accurately predict the level of demand for our products could adversely affect our net revenues and net income.

We may not be able to adequately protect our intellectual property rights, and our competitors may be able to offer similar products and services, which would harm our competitive position.

Our success depends in part upon our intellectual property rights. We rely primarily on trademark, trade secret laws, confidentiality procedures, license agreements and contractual provisions to establish and protect our proprietary rights over our products, procedures and services. Other persons could copy or otherwise obtain and use our intellectual properties without authorization, or create intellectual properties similar to ours independently. We may also pursue the registration of our domain names, trademarks and service marks in other jurisdictions, including the United States. However, we cannot assure you that we will be able to protect our proprietary rights. Further, our competitors may be able to independently develop similar intellectual property, duplicate our products and services or design around any intellectual property rights we hold. Further, our intellectual property rights may be subject to termination or expirations. The loss of intellectual property protections or the inability to timely regain intellectual property protections could harm our business and ability to compete.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time subject to legal proceedings and claims relating to the intellectual property rights of others, such as our previously-disclosed litigation in the United States District Court for the Northern District of California, involving allegations by Steeped, Inc. d/b/a Steeped Coffee of infringement. As further described below, we continue to believe such allegations are without merit, and we are continuing to defend vigorously against the allegations.

There may be third-party intellectual property that is infringed by our products, services or other aspects of our business. There could also be existing patents or other intellectual property rights of which we are not aware that our products may inadvertently infringe. We cannot assure you that holders of the relevant intellectual property rights purportedly relating to some aspect of our technology platform or business, if any such holders exist, would not seek to enforce such intellectual property rights against us in the United States or any other jurisdiction. We also cannot be certain that our efforts will be effective in completely preventing the infringement of trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from our business and operations to defend against these third-party infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question.

Failure to comply with applicable transfer pricing and similar regulations could harm our business and financial results.

In many countries, including the United States, we are subject to transfer pricing and other tax regulations designed to ensure that appropriate levels of income are reported as earned and are taxed accordingly. Although we believe that we are in substantial compliance with all applicable regulations and restrictions, we are subject to the risk that governmental authorities could audit our transfer pricing and related practices and assert that additional taxes are owed. In the event that the audits or assessments are concluded adversely to us, we may or may not be able to offset or mitigate the consolidated effect of foreign income tax assessments through the use of U.S. foreign tax credits. Because the laws and regulations governing U.S. foreign tax credits are complex and subject to periodic legislative amendment, we cannot be sure that we would in fact be able to take advantage of any foreign tax credits in the future.

Our business operations are conducted in multiple languages and could be disrupted due to miscommunications or translation errors.

The success of our business depends in part on our marketing efforts in the United States and various countries in East Asia and Latin America, each of which is conducted in the local language. Additionally, our operations often require that complex contracts, communications and technical information be accurately translated into foreign languages. Miscommunications or inaccurate foreign language translations could have a material adverse effect on our business operations and financial condition.

If we are unable to protect our information systems against service interruption or failure, misappropriation of data or breaches of security, our operations could be disrupted, we could be subject to costly government enforcement actions and private litigation and our reputation may be damaged.

Our businesses involve the collection, storage and transmission of personal, financial or other information that is entrusted to us by our customers and employees. Our information systems also contain our proprietary and other confidential information related to our businesses. Despite the implementation of network security measures, our systems and those of third parties on which we rely may also be susceptible to damage, disruptions or shutdowns due to failures during the process of upgrading or replacing software, databases or components; power outages; telecommunications or system failures; server or cloud provider breaches; computer viruses; physical or electronic break-ins; cyber-attacks; catastrophic events; or breaches due to employee error or malfeasance or other attempts to harm our systems. Cybersecurity threats and incidents can range from uncoordinated individual attempts to gain unauthorized access to information technology networks and systems to more sophisticated and targeted measures, known as advanced persistent threats, directed at us, our products, customers and/or third-party service providers. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures in time. We could also experience a loss of critical data and delays or interruptions in our ability to manage inventories or process transactions. Some of our commercial partners, such as those that help us deliver our website, may receive or store information provided by us or our users through our websites. If these third parties fail to adopt or adhere to adequate information security practices, or fail to comply with our online policies, or in the event of a breach of their networks, our users’ data may be improperly accessed, used or disclosed.

If our systems are harmed or fail to function properly, we may need to expend significant financial resources to repair or replace systems or to otherwise protect against security breaches or to address problems caused by breaches. If we experience a significant security breach or fail to detect and appropriately respond to a significant security breach, we could be exposed to costly legal or regulatory actions against us in connection with such incidents, which could result in orders or consent decrees forcing us to modify our business practices. Any incidents involving unauthorized access to or improper use of user information, or incidents that are a violation of our online privacy policy, could harm our brand reputation and diminish our competitive position. Any of these events could have a material and adverse effect on our business, reputation or financial results. Our insurance policies carry coverage limits, which may not be adequate to reimburse us for losses caused by security breaches.

Changes in regulatory standards could adversely affect our business.

Our business is subject to extensive domestic and international regulatory requirements regarding distribution, production, labeling and marketing. Changes to regulation of the beverage industry could include increased limitations on advertising and promotional activities or other non-tariff measures that could adversely impact our business. In addition, we face government regulations pertaining to the health and safety of our employees and our consumers as well as regulations addressing the impact of our business on the environment, domestically as well as internationally.

Compliance with these health, safety and environmental regulations may require us to alter our manufacturing processes and our sourcing. Such actions could adversely impact our results of operations, cash flows and financial condition, and our inability to effectively and timely comply with such regulations could adversely impact our competitive position.

Significant additional labeling or warning requirements or limitations on the availability of our products may inhibit sales of affected products.

Various jurisdictions may seek to adopt significant additional product labeling (such as requiring labeling of products that contain genetically modified organisms) or warning requirements or limitations on the availability of our products relating to the content or perceived adverse health consequences of certain of our products. If these types of requirements become applicable to one or more of our major products under current or future environmental or health laws or regulations, they may inhibit sales of such products. One such law, which is in effect in California and is known as Proposition 65, requires that a warning appear on any product sold in California that contains a substance that, in the view of the state, causes cancer or birth defects. The state maintains lists of these substances and periodically adds other substances to these lists. Proposition 65 exposes all food and beverage producers to the possibility of having to provide warnings on their products in California because it does not provide for any generally applicable quantitative threshold below which the presence of a listed substance is exempt from the warning requirement. Consequently, the detection of even a trace amount of a listed substance can subject an affected product to the requirement of a warning label. However, Proposition 65 does not require a warning if the manufacturer of a product can demonstrate that the use of the product in question exposes consumers to a daily quantity of a listed substance that is below a “safe harbor” threshold that may be established, is naturally occurring, is the result of necessary cooking, or is subject to another applicable exception. While currently substances created by and inherent in the processes of roasting coffee beans or brewing coffee have been determined by the State of California not to pose a significant risk, such chemicals could be added to the Proposition 65 lists in the future. With respect to substances that have not yet been listed under Proposition 65, the Company takes the position that listing is not scientifically justified. The State of California or other parties, however, may take a contrary position. If we were required to add Proposition 65 warnings on the labels of one or more of our beverage products produced for sale in California, the resulting consumer reaction to the warnings and possible adverse publicity could negatively affect our sales both in California and in other marketplaces.

Our international sales and operations subject us to various additional legal, regulatory, financial and other risks.

We operate globally and are attempting to develop products in multiple countries. Consequently, we face complex legal and regulatory requirements in multiple jurisdictions, which may expose us to certain financial and other risks. International operations are subject to a variety of risks, including:

•foreign currency exchange rate fluctuations;

•greater difficulty in overseeing foreign operations;

•logistical and communications challenges;

•potential adverse changes in laws and regulatory practices, including export license requirements, trade barriers, tariffs and tax laws;

•burdens and costs of compliance with a variety of foreign laws;

•political and economic instability;

•foreign tax laws and potential increased costs associated with overlapping tax structures;

•greater difficulty in protecting intellectual property;

•the risk of third-party disputes over ownership of intellectual property and infringement of third-party intellectual property by our products; and

•general social, economic and political conditions in these foreign markets.

Adverse weather conditions, including climate change, may have an adverse impact on our business and results of operations.

The supply of our raw ingredients required to produce our pour over coffee products could be impacted by adverse weather conditions that increase the cost or reduce the availability of such ingredients. The sales of our products are also influenced to some extent by weather conditions in the markets in which we operate.

Furthermore, there is increasing concern that a gradual increase in global average temperatures due to increased concentration of carbon dioxide and other greenhouse gases in the atmosphere will cause significant changes in weather patterns around the globe and an increase in the frequency and severity of natural disasters. Decreased agricultural productivity in certain regions of the world as a result of changing weather patterns may limit availability or increase the cost of key agricultural commodities, such as coffee and tea, which are important sources of ingredients for our products, and could impact the food security of communities around the world. Increased frequency or duration of extreme weather conditions could also impair production capabilities, disrupt our supply chain or impact demand for our products. As a result, the effects of climate change could have a long-term adverse impact on our business and results of operations.

Risks Related to this Offering and Ownership of our Common Stock Risks Related to this Offering and Ownership of our Common Stock

Our common stock presently is listed for trading on the OTCQB which means you may not be able to resell shares of our common stock publicly, if at all, at times or prices you feel are fair and appropriate.

While we have applied to list our common stock on the Nasdaq Capital Market, our common stock presently is listed for trading on the OTC Market’s OTCQB service.

A listing on the OTC Markets is generally understood to be a less active, and therefore less liquid, trading market than other types of markets such as a stock exchange. Compared to a listing on a stock exchange, a listing on the OTC Markets can be expected to have an adverse effect on the liquidity of our common stock, not only in terms of the number of shares that can be bought and sold at a given price, but also through delays in the timing of transactions and reduction in security analysts’ and the media’s coverage of us and our common stock. This may result in lower prices for our common stock than might otherwise be obtained and could also result in a larger spread between the bid and asked prices for our common stock. In addition, we have had small trading volume in our common stock, which makes it difficult for our stockholders to sell their shares as and when they choose. Small trading volumes generally depress market prices. As a result, we believe that you may not be able to resell shares of our common stock publicly, if at all, at times or prices that you feel are fair or appropriate.

While we are seeking to list our common stock on the Nasdaq Capital Market, there is no assurance that our securities will ever be listed on a major stock exchange.

While we are seeking to list our common stock on the Nasdaq Capital Market, we cannot ensure that we will be able to satisfy the listing standards or that our common stock will be accepted for listing on any such exchange. Should we fail to satisfy the initial listing standards of such exchanges, or our common stock are otherwise rejected for listing, our common stock will continue to trade on the OTC Markets, in which event the trading price of our common stock could suffer, the trading market for our common stock may be less liquid, and our common stock price may be subject to increased volatility.

The market price of our stock may be volatile, and you could lose all or part of your investment. Further, we do not know whether an active, liquid and orderly trading market will develop for our securities or what the market price of our securities will be and as a result it may be difficult for you to sell your shares of our securities.

Prior to this offering there has been a limited public market for shares of our securities. Although we have applied to have our securities listed on the Nasdaq Capital Market, an active trading market for our shares may never develop or be sustained following this offering. You may not be able to sell your shares quickly or at the market price if trading in shares of our securities is not active. The public offering price for our securities will be determined through negotiations with the underwriters, and the negotiated price may not be indicative of the market price of the securities after the offering. As a result of these and other factors, you may be unable to resell your shares of our securities at or above the public offering price. Further, an inactive market may also impair our ability to raise capital by selling shares of our securities and may impair our ability to enter into strategic partnerships or acquire companies or products by using shares of our securities as consideration, which could have a material adverse effect on our business, financial condition, and results of operations. In addition, the trading price of our common stock following this offering is likely to be highly volatile and subject to wide fluctuations in response to various factors, some of which we cannot control. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this prospectus, these factors include but are not limited to:

•the success of, or developments in, competitive products or technologies;

•regulatory actions with respect to our products and our competitors;

•the level of success of our marketing strategy;

•announcements by us or our competitors of significant acquisitions, strategic collaborations, joint ventures or capital commitments;

•regulatory or legal developments in the United States and other countries;

•recruitment or departure of key personnel;

•expenses related to any of our development programs and our business in general;

•actual or anticipated changes in financial estimates, development timelines or recommendations by securities analysts;

•failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;

•variations in our financial results or those of companies that are perceived to be similar to us;

•fluctuations in the valuation of companies perceived by investors to be comparable to us;

•share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•our ability or failure to raise additional capital in equity or debt transactions;

•costs associated with our sales and marketing initiatives;

•costs and timing of obtaining and maintaining FDA and other regulatory clearances and approvals for our products;

•sales of our common stock by us, our insiders or our other stockholders; and

•general economic, industry and market conditions.

In addition, the stock market in general has in the past experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the relevant companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. The realization of any of the above risks or any of a broad range of other risks, including those described in this “Risk Factors” section, could have a dramatic and material adverse impact on the market price of our common stock.

Sales of our currently issued and outstanding stock may become freely tradable pursuant to Rule 144 and sales of such shares may have a depressive effect on the share price of our common stock.

Substantially all of the outstanding shares of common stock are “restricted securities” within the meaning of Rule 144. As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Securities Act and as required under applicable state securities laws. Rule 144 provides in essence that a non-affiliate who has held restricted securities for a period of at least six months may sell their shares of common stock. Under Rule 144, affiliates who have held restricted securities for a period of at least six months may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1% of a company’s outstanding shares of common stock or the average weekly trading volume during the four calendar weeks prior to the sale (the four-calendar week rule does not apply to companies quoted on the OTC Markets). A sale under Rule 144 or under any other exemption from the Securities Act, if available, or pursuant to subsequent registrations of our shares of common stock, may have a depressive effect upon the price of our shares of common stock in any active market that may develop.

Sales of a substantial number of shares of our common stock in the public market could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have outstanding                      shares of common stock based on the number of shares outstanding as of December 31, 2019. This includes the shares that we sell in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates. Of the remaining shares,                     shares of our common stock are currently restricted as a result of securities laws or lock-up agreements but will be able to be sold after this offering. We also intend to register all shares of common stock that we may issue under our 2019 Plan. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriting” section of this prospectus.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock will rely in part on the research and reports that equity research analysts publish about us and our business. We do not control these analysts. The price of our common stock could decline if one or more equity analysts downgrade our common stock or if analysts issue other unfavorable commentary or cease publishing reports about us or our business.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively, which could affect our results of operations and cause our stock price to decline.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section entitled “Use of Proceeds.” We intend to use the net proceeds from this offering for working capital and general corporate purposes. As a result, you will be relying upon management’s judgment with only limited information about our specific intentions for the use of the balance of the net proceeds of this offering. You will not have the opportunity, as part of your investment decision, to assess whether we are using the proceeds appropriately. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

We may be subject to securities litigation, which is expensive and could divert management attention.

The market price of our common stock may be volatile, and in the past, companies that have experienced volatility in the market price of their stock have been subject to securities litigation, including but not limited to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could have a material adverse effect on our business and financial condition.

Our principal stockholder and management, including our Chief Executive Officer in particular, own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Prior to this offering, our executive officers, directors, holders of 5% or more of our capital stock and their respective affiliates beneficially owned approximately 46.8% of our voting stock and, upon completion of this offering, that same group will hold approximately                     % of our outstanding voting stock (assuming no exercise of the underwriters’ over-allotment option, no exercise of outstanding options and no purchases of shares in this offering by any of this group), in each case assuming a public offering price of $9.00 per share, which is the last reported sale price of our common stock on the OTCQB on March 3, 2020. Our Chief Executive Officer and Chairman of the Board of Directors individually beneficially owned approximately 36.1% of our voting stock prior to this offering, and will hold approximately                     % of our outstanding voting stock following this offering. This concentration of control creates a number of risks. After this offering, this group of stockholders will have the ability to exert significant influence over us through this ownership position. These stockholders may be able to exert significant influence over all matters requiring stockholder approval, including with respect to elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets or other major corporate transaction, and our stockholders may find it difficult to replace members of management should our stockholders disagree with the manner in which the Company is operated. Furthermore, this concentration of ownership may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders. The interests of this group of stockholders may not always coincide with your interests or the interests of other stockholders and they may act in a manner that advances their best interests and not necessarily those of other stockholders.

We incur significant costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives upon the intended listing on the Nasdaq Capital Market.

Upon listing on the Nasdaq Capital Market, we expect the rules and regulations applicable to companies listed on the Nasdaq Capital Market to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition, and results of operations. The increased costs will decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot accurately predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our Board, our Board committees or as executive officers.

Future changes in financial accounting standards or practices may cause adverse unexpected financial reporting fluctuations and affect reported results of operations.

A change in accounting standards or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct business.

We expect to incur significant costs and devote substantial management time to maintaining our disclosure controls and procedures and internal control over financial reporting, and regardless we may be unable to prevent or detect all errors or acts of fraud or to accurately and timely report our financial results or file our periodic reports in a timely manner.

As a publicly traded company, our management is required to report annually on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. We have incurred and expect to continue to incur significant management time and cost to comply with the more stringent reporting requirements applicable to companies that are deemed accelerated filers, including complying with the auditor attestation requirements of Section 404(b). In any particular reporting period, we may not be able to complete our evaluation, testing and any required remediation in a timely fashion, and we may encounter problems or delays in completing the implementation of any requested improvements and receiving a favorable attestation report from our independent registered public accounting firm.

In the future, we may also identify additional material weaknesses or significant deficiencies in our internal control over financial reporting, and we may not be able to remediate them in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404.

We designed our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls.

Because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected. We cannot assure you that the measures we have taken will be effective in mitigating or preventing significant deficiencies or material weaknesses in our internal control over financial reporting in the future. If we fail to effectively remediate deficiencies in our control environment or are unable to implement and maintain effective internal control over financial reporting to meet the demands that are placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, we may be unable to accurately report our financial results, or to report them within the timeframes required by law or exchange regulations.

Additionally, we have engaged only a very limited number of accounting and finance personnel and we rely substantially on outside consultants. We will need to incur additional expenses to hire additional personnel with public company financial reporting expertise to build our financial management and reporting infrastructure, and further develop and document our accounting policies and financial reporting procedures. If we are unable to do so, we may not be able to accurately report our financial results or file our periodic reports in a timely manner, which may cause investors to lose confidence in our reported financial information and may lead to a decline in our stock price.

If our remedial measures are insufficient to address material weaknesses and we are unable to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results, timely file our periodic reports, maintain our reporting status or prevent fraud.

In connection with our management’s assessment of the effectiveness of our internal control over financial reporting as of September 30, 2019, we identified material weaknesses in our internal control over financial reporting related to (i) a lack of segregation of duties amongst our personnel; (ii) a lack of multiple levels of reviews in our internal control over financial reporting and significant business processes, including management oversight over our foreign subsidiaries; (iii) a lack of formal written policies and procedures; (iv) inadequate risk assessment process over our internal controls resulting in inadequate design of controls over our significant accounts and processes; (v) a lack of controls over information technology related to our accounting systems; and (vi) a lack of independent board oversight and review.

Under standards established by the Public Company Accounting Oversight Board, a material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented, detected or corrected on a timely basis.

If our remedial measures are insufficient to address the material weaknesses, or if additional material weaknesses or significant deficiencies in our internal control over financial reporting are discovered or occur in the future, then there exists a risk that our consolidated financial statements may contain material misstatements that are unknown to us at that time, and such misstatements could require us to restate our financial results. Our management or our independent registered public accounting firm may identify other material weaknesses in our internal control over financial reporting in the future. The existence of a material weakness in our internal control over financial reporting may result in current and potential stockholders losing confidence in our financial reporting, which could negatively impact the market price of our common stock.

In addition, the existence of material weaknesses in our internal control over financial reporting may affect our ability to timely file periodic reports under the Exchange Act and may consequently result in the SEC revoking the registration of our common stock, or the delisting of our common stock. Any of these events could have a material adverse effect on the market price of our common stock or on our business, financial condition and results of operations.

Anti-takeover provisions in our articles of incorporation and second amended and restated bylaws, as well as provisions in Nevada law, might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our securities.

Our articles of incorporation, second amended and restated bylaws and Nevada law contain provisions that could have the effect of rendering more difficult or discouraging an acquisition deemed undesirable by our Board. Our corporate governance documents include provisions:

•providing for a single class of directors where each member of the Board shall serve for a one year term and may be elected to successive terms;

•authorizing blank check preferred stock, which could be issued with voting, liquidation, dividend and other rights superior to our common stock;

•limiting the liability of, and providing indemnification to, our directors, including provisions that require the Company to advance payment for defending pending or threatened claims;

•controlling the procedures for the conduct and scheduling of board and stockholder meetings;

•limiting the number of directors on our board and the filling of vacancies or newly created seats on the board to our Board then in office; and

•providing that directors may be removed by stockholders at any time.

These provisions, alone or together, could delay hostile takeovers and changes in control or changes in our management.

As a Nevada corporation, we are also subject to provisions of Nevada corporate law, including Section 78.411, et seq. of the Nevada Revised Statutes, which prohibits a publicly-held Nevada corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns, or within the last two years has owned, 10% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

The existence of the foregoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that our stockholders could receive a premium for their common stock in an acquisition.

We have never paid dividends on our capital stock and we do not anticipate paying any dividends in the foreseeable future. Consequently, any profits from an investment in our common stock will depend on whether the price of our common stock increases.

We have not paid dividends on any of our classes of capital stock to date and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our articles of incorporation and second amended and restated bylaws provide that we will indemnify our directors and officers, in each case to the fullest extent permitted by Nevada law. In addition, our articles of incorporation and second amended and restated bylaws provide for the following:

•We will indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by Nevada law. Nevada law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•We will also indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

•We are required to advance expenses, as incurred, to any indemnitee in connection with defending a proceeding, except that such indemnitee shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•The rights conferred in our articles of incorporation and second amended and restated bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and to obtain insurance to indemnify such persons.

If you purchase shares of common stock in this offering, you will experience immediate dilution in your investment. You will experience further dilution if we issue additional equity securities in future financing transactions.

Purchasers of common stock in this offering will pay a price per share that exceeds the net tangible book value per share of our common stock. Investors participating in this offering will incur immediate and substantial dilution. After giving effect to our receipt of approximately $                     million of estimated net proceeds, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, from our sale of common stock in this offering at an assumed public offering price of $9.00 per share, which is the last reported sale price of our common stock on the OTCQB on March 3, 2020, our pro forma as adjusted net tangible book value as of December 31, 2019, would have been $           million, or $          per share. This amount represents an immediate increase in net tangible book value of $                     per share of our common stock to existing stockholders and an immediate dilution in net tangible book value of $                     per share of our common stock to new investors purchasing shares of common stock in this offering. See the section entitled “Dilution” below for a more detailed illustration of the dilution you would incur if you purchase common stock in this offering.

If we issue additional common stock, or securities convertible into or exchangeable or exercisable for common stock, our stockholders, including investors who purchase shares of common stock in this offering, may experience additional dilution, and any such issuances may result in downward pressure on the price of our common stock. We also cannot assure you that we will be able to sell shares or other securities in any future offering at a price per share that is equal to or greater than the price per share paid by investors in this offering, and investors purchasing shares or other securities in the future could have rights superior to existing stockholders.

Risks Related to the Reverse Split

Although the Reverse Split has increased the market price of our common stock, our stock price may decrease and we may not be able to list our common stock on the Nasdaq Capital Market, in which case this offering may not be completed.

The Reverse Split increased the market price of our common stock such that we expect to meet the minimum bid price requirement of the Nasdaq Capital Market. However, the ongoing effect of the Reverse Split upon the market price of our common stock cannot be predicted with certainty, and the results of reverse stock splits by companies in similar circumstances have been varied. It is possible that the market price of our common stock going forward and prior to completion of this offering will not permit us to be in compliance with the applicable minimum bid or price requirements. If we are unable meet the minimum bid or price requirements, we may be unable to list our shares on the Nasdaq Capital Market, in which case this offering may not be completed.

We cannot assure you that we will be able to continue to comply with the minimum bid price requirement and other standards of the Nasdaq Capital Market.

There can be no assurance that the market price of our common stock will remain at the level required for continuing compliance with the minimum bid price requirement of the Nasdaq Capital Market. It is not uncommon for the market price of a company’s common stock to decline in the period following a reverse stock split. If the market price of our common stock declines, the percentage decline may be greater than would have occurred in the absence of the Reverse Split. In any event, other factors unrelated to the number of shares of our common stock outstanding, such as negative financial or operational results, could adversely affect the market price of our common stock and jeopardize our ability to meet or maintain the minimum bid price requirement of the Nasdaq Capital Market. In addition to specific listing and maintenance standards, the Nasdaq Capital Market will have broad discretionary authority over the initial and continued listing of securities, which it could exercise with respect to the listing of our common stock.

Furthermore, even if the market price of our common stock continues to comply with the minimum bid price requirement, we cannot assure you that we will be able to comply with the other standards that we are required to meet in order to maintain a listing of our common stock on the Nasdaq Capital Market. Our failure to meet these requirements may result in our common stock being delisted from the Nasdaq Capital Market, irrespective of our compliance with the minimum bid price requirement.

There are risks associated with the Reverse Split.

There can be no assurance that the Reverse Split will achieve the benefits that we hope it will achieve. In addition, there are certain risks associated with the Reverse Split. For example, we now have additional authorized shares of common stock that the Board could issue in the future without stockholder approval, and such additional shares could be issued, among other purposes, in financing transactions or to resist or frustrate a third-party transaction that is favored by a majority of the independent stockholders. This could have an anti-takeover effect, in that additional shares could be issued, within the limits imposed by applicable law, in one or more transactions that could make a change in control or takeover of us more difficult.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on management’s beliefs and assumptions and on information currently available to management. Some of the statements in the section captioned “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” and elsewhere in this prospectus contain forward-looking statements. In some cases, you can identify these statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expects,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of these terms or other comparable expressions that convey uncertainty of future events or outcomes, although not all forward-looking statements contain these terms.

These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Forward-looking statements in this prospectus include, but are not limited to, statements about:

•our plans to obtain funding for our operations, including funding necessary to develop, manufacture and commercialize our products candidates;

•our ability to negotiate or renegotiate the terms of our agreements with manufacturers of packing machinery;

•the evolving coffee preferences of North American coffee consumers;

•the size and growth of the markets for our products and services;

•our commercialization, marketing, and manufacturing capabilities and strategy;

•our ability to compete with companies producing similar beverage products;

•our expectation that our existing capital resources will not be sufficient to fund our operations for our operations for at least the next 12 months;

•regulatory developments in the U.S. and in non-U.S. countries;

•our ability to retain key management personnel;

•the scope of protection we are able to establish and maintain for intellectual property rights covering our products and technology;

•the accuracy of our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

•our ability to develop and maintain our corporate infrastructure, including our internal controls;

•our ability to develop innovative new products;

•our financial performance; and

•our anticipated use of the net proceeds from this offering.

In addition, you should refer to the “Risk Factors” section of this prospectus for a discussion of other important factors that may cause actual results to differ materially from those expressed or implied by the forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

 In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

 You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus forms a part with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $           million, or approximately $           million if the underwriters exercise their over-allotment option in full, assuming a public offering price of $           per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering for working capital and general corporate purposes.

Our management will have broad discretion to allocate the net proceeds to us from this offering and investors will be relying on the judgment of our management regarding the application of the proceeds from this offering. We reserve the right to change the use of these proceeds as a result of certain contingencies such as competitive developments, the results of our marketing efforts, acquisition and investment opportunities and other factors. An investor will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds.

Each $1.00 increase (decrease) in the assumed public offering price of $9.00 per share, which is the last reported sale price of our common stock on the OTCQB on March 3, 2020, would increase (decrease) the net proceeds to us from this offering by approximately $                     million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of 1.0 million shares in the number of shares offered by us, together with a concurrent $1.00 increase in the assumed public offering price of $9.00 per share, would increase the net proceeds to us from this offering by approximately $                    million after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Conversely, a decrease of 1.0 million shares in the number of shares offered by us together with a concurrent $1.00 decrease in the assumed public offering price of $9.00 per share, would decrease the net proceeds to us from this offering by approximately $           million after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business and do not intend to declare or pay any cash dividends in the foreseeable future. As a result, you will likely need to sell your shares of common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them. Payment of cash dividends, if any, in the future will be at the discretion of our Board and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our Board may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2019:

•On an actual basis, retroactively adjusted to give effect to the Reverse Split; and

•As adjusted to give effect to the sale of                     shares of common stock in this offering assuming a public offering price of $9.00 per share, which is the last reported sale price of our common stock on the OTCQB on March 3, 2020, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The information in this table is illustrative only and our capitalization following the closing of the offering will be adjusted based upon the actual public offering price and other terms of this offering determined at pricing. You should read this table in conjunction with the information contained in “Use of Proceeds,” “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as the financial statements and the notes thereto included elsewhere in this prospectus.

	As of December 31, 2019
	Actual	As Adjusted
Cash and cash equivalents	$ 1,830,952	$

Stockholders’ equity:
Common stock, $0.00001 par value per share; 100,000,000 shares authorized, actual and as adjusted; 13,729,104 shares issued and outstanding, actual; and shares issued and outstanding, as adjusted	138
Additional paid-in capital	33,113,727
Accumulated deficit	(28,216,919)
Accumulated other comprehensive loss	(63,405)
Noncontrolling interest	97,524
Total stockholders’ equity	$ 4,931,065
Total capitalization	$ 6,762,017	$

A $1.00 increase or decrease in the assumed public offering price of $9.00 per share, which is the last reported sale price of our common stock on the OTCQB on March 3, 2020, would increase or decrease, as appropriate, our cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $          million, assuming the number of shares offered by us as set forth on the cover page of this prospectus remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a 100,000 share increase or decrease in the number of shares offered by us, based on the assumed public offering price of $9.00 per share, would increase or decrease our cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $          million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters’ over-allotment option were exercised in full, pro forma as adjusted cash and cash equivalents, additional paid-in capital and stockholders’ equity as of December 31, 2019, would be $                     million, $           million, and $                     million, respectively.

The number of shares of common stock to be outstanding immediately after this offering is based upon 13,729,104 shares outstanding as of December 31, 2019, and excludes the following:

•1,795,667 shares of our common stock issuable upon the exercise of options outstanding as of December 31, 2019, with a weighted-average exercise price of $6.91 per share;

•1,535,998 shares of our common stock reserved for future grant or issuance under 2013 Plan;

•3,333,334 shares of our common stock reserved for future grant or issuance under the 2019 Plan; and

•300,000 shares of our common stock issuable upon the exercise of options that we expect to grant upon the pricing of this offering to our directors, executive officers and certain other employees at an exercise price equal to the public offering price of this offering.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the assumed public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock immediately after the closing of this offering.

Our net tangible book value is the amount of our total tangible assets less our total liabilities. Net tangible book value per share is our net tangible book value divided by the number of shares of common stock outstanding as of December 31, 2019.  Our net tangible book value as of December 31, 2019 was $4,931,065, or $0.36 per share, based on 13,729,104 shares of our common stock outstanding as of December 31, 2019.

After giving effect to (i) the Reverse Split, and (ii) the sale and issuance by us of the shares of our common stock in this offering at the assumed public offering price of $9.00 per share, which is the last reported sale price of our common stock on the OTCQB on March 3, 2020, and the receipt and application of the net proceeds, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of December 31, 2019 would have been approximately $          , or $           per share of common stock. This represents an immediate increase in pro forma net tangible book value of $           per share to our existing stockholders and an immediate dilution of $                     per share to investors purchasing our common stock in this offering.

The following table illustrates this per share dilution:

Assumed public offering price per share	$
Net tangible book value per share at December 31, 2019	$ 0.36
Increase to net tangible book value per share attributable to investors purchasing our common stock in this offering	$
Pro forma net tangible book value per share as of December 31, 2019, after giving effect to this offering	$
Pro forma as adjusted net tangible book value per share	$
Dilution of pro forma net tangible book value per share to investors purchasing our common stock in this offering	$

Each $1.00 increase (decrease) in the assumed public offering price of $9.00 per share, which is the last reported sale price of our common stock on the OTCQB on March 3, 2020, would increase (decrease) pro forma as adjusted net tangible book value per share to new investors by $           , and would increase (decrease) dilution per share to new investors in this offering by $           , assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million in the number of shares of common stock offered by us would increase (decrease) our pro forma as adjusted net tangible book value by approximately $           per share and increase (decrease) the dilution to new investors by $           per share, assuming the assumed public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value per share of our common stock after giving effect to this offering would be approximately $           per share, and the dilution in pro forma as adjusted net tangible book value per share to investors in this offering would be approximately $          per share of common stock.

The table and discussion above are based on 13,729,104 shares of common stock outstanding as of December 31, 2019, and excludes the following:

•1,795,667 shares of our common stock issuable upon the exercise of options outstanding as of December 31, 2019, with a weighted-average exercise price of $6.91 per share;

•1,535,998 shares of our common stock reserved for future grant or issuance under the 2013 Plan;

•3,333,334 shares of our common stock reserved for future grant or issuance under the 2019 Plan; and

•300,000 shares of our common stock issuable upon the exercise of options that we expect to grant upon the pricing of this offering to our directors, executive officers and certain other employees at an exercise price equal to the public offering price of this offering.

To the extent that any outstanding options are exercised, new investors will experience further dilution.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial data together with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus and our consolidated financial statements and the accompanying notes appearing at the end of this prospectus. We have derived the statements of operations data for the years ended September 30, 2019 and 2018 and the balance sheet data as of September 30, 2019 and September 30, 2018 from our audited financial statements included elsewhere in this prospectus. We have derived the statements of operations data for the three months ended December 31, 2019 and 2018 and the balance sheet data as of December 31, 2019 from our unaudited interim financial statements included elsewhere in this prospectus. We have prepared the unaudited interim financial statements on the same basis as the audited financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair statement of the financial information set forth in those statements. Our historical results are not necessarily indicative of results to be expected for any period in the future and the results for the three months ended December 31, 2019 are not necessarily indicative of the results that may be expected for the full year or any other period.

	Three months ended December 31,		Fiscal Year ended September 30,
	2019	2018	2019	2018
Consolidated statement of operations data:
Revenues, net	$546,208	$353,408	$1,793,590	$1,388,972
Gross profit	123,035	143,738	295,117	67,217
Net loss	(3,432,253)	(2,588,406)	(12,214,936)	(3,569,592)
Net loss attributable to NuZee, Inc.	(3,421,232)	(2,576,692)	(12,187,965)	(3,577,171)
Basic and diluted loss per common share	$(0.25)	$(0.19)	$(0.88)	$(0.29)
Basic and diluted weighted average number of shares of common stock outstanding	13,598,001	13,232,256	13,867,643	12,234,107

	`As of December 31,	As of September 30,
	2019	2019	2018
Consolidated balance sheet data:
Cash and cash equivalents	$1,830,952	$1,326,040	$1,806,666

Working capital	2,625,489	1,763,336	1,738,935
Total assets	6,582,849	5,250,544	2,982,512
Total current liabilities	1,045,071	976,916	476,067
Loan payable – net of current portion	230,284	156,816	88,063
Other non-current liabilities	6,611	1,750	6,317
Accumulated deficit	(28,216,919)	(24,795,687)	(12,607,722)
Total stockholders’ equity	4,931,065	4,115,062	2,412,065

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this prospectus. Certain statements in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” are forward-looking statements that  are based on current expectations and involve various risks and uncertainties that could cause our actual results to differ materially from those expressed in these forward-looking statements. We encourage you to review the information the “Special Note Regarding Forward Looking Statements” and “Risk Factors” sections in this prospectus.

Our unaudited financial statements are stated in United States Dollars (“$”) and are prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”). The following discussion should be read in conjunction with our financial statements and the related notes that appear elsewhere in this prospectus. In this prospectus, unless otherwise specified, all dollar amounts are expressed in United States dollars and all references to “common shares” refer to the common shares in our capital stock.

Corporate Overview

Our Company

We are a specialty coffee company and, we believe, the leading single serve pour over coffee co-packer in the United States. Our mission is to leverage our position as a co-packer at the forefront of the North American single serve pour over coffee market to revolutionize the way single serve coffee is enjoyed in the United States. While the United States is our core market, we also have single serve pour over coffee sales operations in Japan as well as manufacturing and sales operations in Korea and a recently-announced joint venture in Latin America. In addition, we plan to opportunistically leverage our strengths and relationships to grow our proprietary NuZee and Coffee Blenders brands in the United States and select international markets.

We believe we are the only commercial-scale producer of single serve drip cup coffee and that we have certain advantages in place within the North American market, as outlined by the factors described below. We intend to leverage our position to be the commercial manufacturer of choice for major companies seeking to enter the single serve drip cup market in North America. We target existing large, high-margin companies and are paid per-package based on the number of single serve pour over drip cups produced by us. Accordingly, we consider our business model to be a form of tolling arrangement, as we receive a fee for every single serve drip cup our co-packing customers sell in the North American market. While we financially benefit from the success of our manufacturing customers through the sales of their respective single serve drip cup products, we are also able to avoid the risks associated with owning and managing the product and its related inventory.  As these companies gain market acceptance of single serve drip cup coffee in North America, we plan to leverage that market expansion to further grow our own brands.

Our primary focus is the development of single serve pour over coffee in the North American market targeting the individual consumer for use at home and office or other settings that would benefit from single serve pour over products, such as our recent expansion into the lodging market through our arrangement with Royal Cup Coffee & Tea, and positioning ourselves as the leading commercial-scale co-packer of single serve pour over coffee products. We may also look to co-package other products that are complementary to single serve pour over drip coffee and provides us with a deeper access to our customers, such as tea bag coffee. In addition, we are continually exploring potential strategic partnerships, co-ventures, and mergers, acquisitions, or other transactions with existing and future business partners to generate additional business, reduce manufacturing costs, expand into new markets, and further penetrate the markets in which we currently operate. The competitive landscape for our services and products can be illustrated as follows:

Since 2016, we have been primarily focused on single serve pour over coffee production. Over this time we have developed expertise in the operation of our sophisticated packing equipment and the related production of the single serve pour over product at both our Vista, California facility and at our production operations in Korea. We plan to carry over this expertise to our recently announced Plano, Texas manufacturing facility, which will serve as our new single serve pour over co-packing hub and corporate headquarters to capture the location’s logistical advantages and lower cost structure.

Our sources of revenue

Co-packing

We operate as a third-party contract packager for the finished goods of other major companies operating in the coffee beverage industry. Under these arrangements, we produce and package coffee products according to our customers’ formulations and specifications. We currently focus on fostering co-packing arrangements with larger companies developing pour over coffee products. For example, we have entered into a co-packing agreement with Royal Cup Coffee & Tea.

In addition to larger companies, we package for smaller companies that have significant growth potential. For example, we started packaging for Copper Cow in July 2017 and continue to do so today. Copper Cow started with smaller batch, single product SKUs but over the years has meaningfully increased order sizes as well as the number of SKUs. We are continually looking for new exciting companies to work with and grow with like Copper Cow.

A select list of our current co-packing customers include: Royal Cup Coffee & Tea, Gevalia Kafee (Kraft Heinz), Copper Cow Coffee, Alumbre Coffee, C&C Hawaii Coffee, Lion Coffee, Idyllwild Coffee and Virgin Islands Coffee.

NuZee branded products

We have developed products and brands for the primary reason of providing completed finished products to showcase to potential co-packing customers. Our products effectively serve as a sort of “sample” to potential customers that include high quality packaging and coffee. We have received indications of interest from some potential customers in co-packing single serve coffee under the customer’s brand using coffee sourced by us as opposed to the customer providing the coffee, which is how we typically co-pack for customers.

•Barista. Our Barista line of products is a high end product line that, in addition to showcasing our production expertise, also includes what we believe to be some of the best coffee available in a single serve application in the world. We plan to sell Barista via traditional retail channels that do not use “pay for placement” distributors. We also have a number of potential co-packing opportunities in which our customers would contract for us to replicate one or more of our Barista products with their foil and packing, providing further evidence of the high-quality nature of this line and coffee. We expect the Barista product line to be our flagship products that are both sold directly to consumers and used as a sales tool for co-packing customers.

•Twin Peaks. We currently sell our Twin Peaks single serve pour over coffee exclusively via Amazon, under Amazon’s accelerator program. This program commenced in July 2019 and we expect that as Amazon and its customers become more familiar with single serve pour over coffee, we will increase our revenue for this product.

•Pine Ranch. Pine Ranch is a tea bag-style coffee that is available in two distinct roasts: a medium roast called “Smooth Blend” and a dark roast called “Bold Blend”. We introduced this product line in the third quarter of 2019.  The brand is initially being sold to retailers and at wholesale, and we plan to offer it direct to consumers in 2020. Pine Ranch is available in dispense boxes that are suitable for offices and retail stores. Pine Ranch is also a zero-landfill product that we can showcase to potential co-packing customers as an alternative to the pour over format. We commenced production for our first tea bag style co-packing customer in October 2019.

Geographic Concentration

Our historic operations are primarily split between two geographic areas: North America and Asia.

For the three months ended December 31, 2019, net revenues attributable to our operations in North America totaled $380,586 compared to $156,768 of net revenues attributable to our operations in North America for the three months ended December 31, 2018. Additionally, as of December 31, 2019, $2,005,035 of our Property and equipment, net was attributable to our North American operations, compared to $1,471,859 attributable to our North American operations as of September 30, 2019.

For the three months ended December 31, 2019, net revenues attributable to our operations in Asia totaled $165,622 compared to $196,640 of net revenues attributable to our operations in Asia during the three months ended December 31, 2018. Additionally, as of December 31, 2019, $376,975 of our Property and equipment, net was attributable to our Asian operations, compared to $403,732 attributable to our Asian operations as of September 30, 2019.

Results of Operations

Comparison of Three Months ended December 31, 2019 and 2018

Revenue

	Three months ended December 31,		Change
	2019	2018	Dollars	%
Revenue	$546,208	$353,408	$192,800	55%

For the three months ended December 31, 2019, our revenue increased by $192,800, or approximately 55%, compared with the three months ended December 31, 2018. This increase was primarily related to an increase in co-packing revenues attributable to our operations in North America, partially offset by a decrease in sales in Japan.

Cost of sales and gross margin

	Three months ended December 31,			Change
	2019	2018	Dollars	%
Cost of sales	$423,173	$209,670	$213,503	102%
Gross margin	$123,035	$143,738	$(20,703)	(14)%
Gross margin %	23%	41%

For the three months ended December 31, 2019, we earned a total gross profit of $123,035 from sales of our products and co-packing services, compared to a total gross profit of $143,738 for the three months ended December 31, 2018.  The gross margin rate was 23% for the three months ended December 31, 2019, and 41% for the three months ended December 31, 2018. This decrease in margin was driven primarily by inefficiencies due to the ramp-up of large co-packing orders for new customers during this period compared to a more established business for single cup pods in the prior period, which increased labor and other expenses that we expect to improve on a per-unit basis as our operations scale.

Operating Expenses

	Three months ended December 31,		Change
	2019	2018	Dollars	%
Operating Expenses	$3,549,833	$2,732,628	$817,205	30%

For the three months ended December 31, 2019, our Company’s operating expenses totaled $3,549,833, compared to $2,732,628 for the three months ended December 31, 2018, representing a 30% increase. This increase is primarily attributable to an increase in employee costs, legal costs facilities costs and stock based compensation expense.

Net Loss

	Three months ended December 31,		Change
	2019	2018	Dollars	%
Net Loss attributable to NuZee, Inc.	$3,421,232	$2,576,692	$844,540	33%

For the three months ended December 31, 2019, we generated net losses attributable to NuZee, Inc. of $3,421,232 versus $2,576,692 for the three months ended December 31, 2018. This increase is primarily attributable to lower margin rates, an increase in employee costs, legal costs and facilities costs and an increase in stock compensation expense, as described in further detail above.

Comparison of Twelve Months ended September 30, 2019 and 2018

Revenue

	Twelve months ended September 30,		Change
	2019	2018	Dollars	%
Revenue	$1,793,590	$1,388,972	$404,618	29%

For the year ended September 30, 2019, our revenue increased by $404,618, or approximately 29%, compared with the year ended September 30, 2018. This increase was primarily related to an increase in co-packing revenues attributable to our operations in North America, partially offset by a decrease in sales in Japan.

Cost of sales and gross margin

	Twelve months ended September 30,		Change
	2019	2018	Dollars	%
Cost of sales	$1,498,473	$1,321,755	$176,718	13%
Gross margin	$295,117	$67,217	$227,900	339%
Gross margin %	16%	5%

For the year ended September 30, 2019, we earned a total gross profit of $295,117 from sales of our products direct to consumers, compared to a total gross profit of $67,217 for the year ended September 30, 2018. The gross margin rate was 16% for the twelve months ended September 30, 2019, and 5% for the twelve months ended September 30, 2018. This increase in margin was driven primarily greater co-packing activity for certain of our larger customers and a general shift away from direct to consumer products in favor of co-packing services.

Operating Expenses

	Twelve months ended September 30,		Change
	2019	2018	Dollars	%
Operating Expenses	$12,399,282	$3,685,186	$8,714,096	236%

For the twelve months ended September 30, 2019, our Company’s operating expenses totaled $12,399,282, compared to $3,685,186 for the twelve months ended September 30, 2018, representing a 236% increase. This increase is primarily attributable to an increase in stock compensation expense of $7,859,141 and, to a lesser extent, an increase in employee costs, legal costs and facilities costs.

Net Loss

	Twelve months ended September 30,		Change
	2019	2018	Dollars	%
Net Loss attributable to NuZee, Inc.	$12,187,965	$3,577,171	$8,610,794	241%

For the twelve months ended September 30, 2019, we generated net losses attributable to NuZee, Inc. of $12,187,965 versus $3,577,171 for the twelve months ended September 30, 2018. This increase is primarily attributable to an increase in stock compensation expense of $7,859,141 and, to a lesser extent, an increase in costs associated with our shift in our focus towards our co-packing services and increased employee costs, legal costs and facilities costs.

Liquidity and Capital Resources

Since our inception in 2011, we have incurred significant losses, and as of December 31, 2019, we had an accumulated deficit of approximately $28 million. We have not yet achieved profitability, and anticipate that we will continue to incur significant sales and marketing expenses prior to recording sufficient revenue from our operations to offset these expenses. In the United States, we expect to incur additional losses as a result of the costs associated with operating as an exchange-listed public company following this offering.

To date, we have funded our operations primarily with proceeds from the private sale of shares of our common stock. Net proceeds from our sales of common stock and convertible notes total approximately $19.9 million to date.

Our principal use of cash is to fund our operations, which includes the commercialization of our pour over coffee products, the continuation of efforts to improve our products, administrative support of our operations and other working capital requirements.

We believe that the net proceeds of this offering, together with our existing cash balances, will be sufficient to cover our cash needs for at least the next 12-24 months. We may need to raise additional funds to support our operating activities, and such funding may not be available to us on acceptable terms, or at all. If we are unable to raise additional funds when needed, our operations and ability to execute our business strategy could be adversely affected. We may seek to raise additional funds through equity, equity-linked or debt financings. If we raise additional funds through the incurrence of indebtedness, such indebtedness would have rights that are senior to holders of our equity securities and could contain covenants that restrict our operations. Any additional equity financing may be dilutive to our stockholders.

As of December 31, 2019, we had a cash balance of $1,830,952.

Summary of Cash Flows

	Three Months Ended December 31,		Twelve Months Ended September 30,
	2019	2018	2019	2018
Cash used in operating activities	$(1,479,364)	$(742,990)	$(4,400,601)	$(2,310,756)
Cash used in investing activities	$(11,791)	$(125,940)	$(2,037,968)	$(550,206)
Cash provided by financing activities	$1,963,195	$1,484,856	$6,004,897	$4,336,392
Effect of foreign exchange on cash	$32,872	$19,125	$(46,954)	$(16,901)
Net increase (decrease) in cash	$504,912	$635,051	$(480,626)	$1,459,339

Operating Activities

We used approximately $1,479,364 and $742,990 of cash in operating activities during the three months ended December 31, 2019 and 2018, respectively, principally to fund our operating loss. The increase in cash used in operating activities of $736,374 was primarily attributable to the increase in net loss for the three months ended December 31, 2019 as compared to the three months ended December 31, 2018.

We used approximately $4,400,601 and $2,310,756 of cash in operating activities during the years ended September 30, 2019 and 2018, respectively, principally to fund our operating loss. The increase in cash used in operating activities of approximately $2,089,845 was primarily attributable to the increase in net loss for the year ended September 30, 2019 as compared to the year ended September 30, 2018.

Investing Activities

We used approximately $11,791 and $125,940 of cash in investing activities during the three months ended December 31, 2019 and 2018, respectively, principally to fund the purchase of equipment.

We used approximately $2,037,968 and $550,206 of cash in investing activities during the years ended September 30, 2019 and 2018, respectively, principally to fund the purchase of equipment.

Financing Activities

Historically, we have funded our operations through the issuance of our common stock and convertible debt.

Cash provided from financing activities increased from $1,484,856 for the three months ended December 31, 2018 $1,963,195 for the three months ended December 31, 2019. During the three months ended December 31, 2019, we issued 111,738 shares of common stock which generated net cash proceeds of approximately $1,994,523.  During the three months ended December 31, 2018, we issued 116,891 shares of common stock which generated net cash proceeds of approximately $1,494,805.

Cash provided from financing activities increased from $4,336,392 for the year ended September 30, 2018 to $6,004,897 for the year ended September 30, 2019. During the year ended September 30, 2019, we issued 366,814 shares of common stock which generated net cash proceeds of approximately $5,947,922. During the year ended September 30, 2018, we issued 1,602,988 shares of common stock which generated net cash proceeds of approximately $4,542,659.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that may have a current or future material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements that have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).  This preparation requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities.  US GAAP provides the framework from which to make these estimates, assumption and disclosures.  We choose accounting policies within US GAAP that management believes are appropriate to accurately and fairly report our operating results and financial position in a consistent manner.  Management regularly assesses these policies in light of current and forecasted economic conditions.  While there are a number of significant accounting policies affecting our financial statements, we believe the following critical accounting policies involve the most complex, difficult and subjective estimates and judgments:

Revenue Recognition

We determine revenue recognition through the following steps in accordance with FASB Accounting Standards Update No. 2014-09 (Topic 606) “Revenue from Contracts with Customers”, which we adopted as of October 1, 2018 on a modified retrospective basis:

•identification of the contract, or contracts, with a customer;

•identification of the performance obligations in the contract;

•determination of the transaction price;

•allocation of the transaction price to the performance obligations in the contract; and

•recognition of revenue when, or as, we satisfy a performance obligation.

Revenue is recognized when control of the promised goods or services are transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services.

Cost of Sales

The Company records the cost of the materials used in creating the good as well as direct labor cost used to produce the good. The Company also includes write-offs for all past due and unsellable inventories as well as loss on inventory due to obsolescence in cost of sales.

Inventories

Inventories are stated at the lower of cost or net realizable value.  Cost is being measured using the weighted average cost method.  We regularly review whether the realizable value of our inventory is lower than its book value.  If our valuation shows that the realizable value is lower than book value, we take a charge to expense and directly reduce the value of the inventory.

The Company estimates its reserves for inventory obsolescence by examining its inventories on a quarterly basis to determine if there are indicators that the carrying values exceed net realizable value. Indicators that could result in additional inventory write downs include age of inventory, damaged inventory, slow moving products and products at the end of their life cycles.  While management believes that the reserve for obsolete inventory is adequate, significant judgment is involved in determining the adequacy of this reserve.

OUR BUSINESS

Overview

Our Company

We are a specialty coffee company and, we believe, the leading single serve pour over coffee co-packer in the United States. Our mission is to leverage our position as a co-packer at the forefront of the North American single serve pour over coffee market to revolutionize the way single serve coffee is enjoyed in the United States. While the United States is our core market, we also have single serve pour over coffee sales operations in Japan as well as manufacturing and sales operations in Korea and a recently-announced joint venture in Latin America. In addition, we plan to opportunistically leverage our strengths and relationships to grow our proprietary NuZee and Coffee Blenders brands in the United States and select international markets.

We believe we are the only commercial-scale producer of single serve drip cup coffee and that we have certain advantages in place within the North American market, as outlined by the factors described below. We intend to leverage our position to be the commercial manufacturer of choice for major companies seeking to enter the single serve drip cup market in North America. We target existing large, high-margin companies and are paid per-package based on the number of single serve pour over drip cups produced by us. Accordingly, we consider our business model to be a form of tolling arrangement, as we receive a fee for every single serve drip cup our co-packing customers sell in the North American market. While we financially benefit from the success of our manufacturing customers through the sales of their respective single serve drip cup products, we are also able to avoid the risks associated with owning and managing the product and its related inventory.  As these companies gain market acceptance of single serve drip cup coffee in North America, we plan to leverage that market expansion to further grow our own brands.

We may also consider co-packaging other products that are complementary to single serve pour over drip coffee and provides us with a deeper access to our customers, such as tea bag coffee. In addition, we are continually exploring potential strategic partnerships, co-ventures, and mergers, acquisitions, or other transactions with existing and future business partners to generate additional business, reduce manufacturing costs, expand into new markets, and further penetrate the markets in which we currently operate.

What is single serve pour over coffee?

Single serve pour over coffee, or hand drip coffee, is a traditional and time-honored technique that pours hot water onto ground coffee with a filter. Proponents of drip coffee believe this method makes better coffee. Single serve pour over coffee uses the same technique without a machine, with the coffee flowing straight into a cup using only hot water and the prepacked coffee filter. The image below compares our single serve pour over coffee to other varieties of hot beverages.

Revolutionizing the single serve coffee market in North America

Prior to the success of coffee pods within the last two decades, coffee was primarily consumed at home and via traditional pot-based drip brewers and, to a lesser extent, instant coffee. Pot-based brewers are typically known for good quality coffee that produces multiple cups but are not well-suited for single serve alternatives. In recent years with the advent of coffee pods and increased coffee consumption outside the home, the North American market has been focused on speed and convenience. Coffee pods addressed the need for a single serve coffee solution that was viewed as superior to instant coffee.  As coffee consumption has also moved outside the home in recent years, consumer preferences have also changed, leading to greater demand for higher quality coffee alternatives, particularly from younger consumers such as millennials.

Moreover, we believe the typical consumer is increasingly focused on the environmental impact of the product, as well as the taste and quality of the ingredients. We anticipate that pod-based, single serve coffee will face increasing pressure given their heavy reliance on the use of plastics. In our view, consumer preferences in North America have evolved over the last decade to substantially mirror those of Japanese consumers, who have traditionally focused on the taste, eco-footprint and quality of ingredients. Machine-based single serve coffee, which represents approximately 27% of the market in North America, we believe has an immaterial amount of market share in Japan. Single serve drip cups represent approximately 2.0 billion units annually in Japan.

The saturation of coffee pods in the North American market, coupled with changing tastes, provides our single serve drip cups with a substantial market opportunity in North America. Our single serve drip cup solution also has a number of advantages over other single serve coffee alternatives:

•Our single serve drip coffee products are shipped in zero landfill packaging.  The majority of the packaging is paper based and biodegradable, while the inner pouches used to package the filter for freshness are made from 100% recyclable film.

•Our solution is portable and does not require a machine. Therefore, the consumer investment required to try our product is very minimal (as opposed to machine based solutions). Single serve drip cups can easily travel and have a number of consume-later applications not available to machine based solutions (camping, travel, office, etc.).

•We believe single serve drip coffee is more hygienic than other, machine-based single serve alternatives. For example, the use of a machine requires cleaning and maintenance. If not periodically cleaned or if spent pods are not removed timely, the pods can lead to poor taste and bacterial growth.

•Single serve drip coffee is brandable to the cup level, and, unlike machine-based drip systems, the branding remains visible throughout the process of preparing and consuming a cup.

Why NuZee?

We seek to establish ourselves as the leading co-packer of single serve pour over coffee for the North American market, and to expand our own brands as single serve pour over coffee gains market acceptance. We believe that top tier brands that want to compete in the North American single serve pour over coffee market will demand the highest levels of quality from their suppliers. We further believe that we are the leader in the single serve pour over coffee market in North America as a result of our years of working with sophisticated packing equipment manufacturers, Level 2 SQF Certification from the Safe Quality Food Institute, operational knowledge the co-packing arrangements we are continuing to develop with companies such as Royal Cup Coffee & Tea and Kraft Heinz. As a result of our ongoing efforts, we feel we are well positioned to be the co-packer of choice for companies offering single serve pour over coffee products in the North American market.

We own sophisticated packing equipment developed by East Asian companies for pour over coffee production. We believe these manufacturers are the world leaders for supplying such machines. While lower-grade equipment alternatives do exist, availability is extremely limited for the top-grade equipment that generates co-packing products to the exacting specifications we believe large, established companies will demand. For example, we estimate, based solely on our experience, the current wait time for the production and delivery of co-packing machinery of the type we use in our Vista, California plant is approximately two years. We obtained these machines under a written exclusivity agreement with the premier supplier of the type of high-quality packing equipment we use for our products, FUSO Industries Co. Ltd. (“FUSO”), which contractually remains in effect in the North American market until June 2020, and which we believe significantly restricts our North American competitors’ access to this equipment. However, FUSO has exercised its rights to terminate the exclusivity agreement on six months’ prior written notice. We are exploring options to extend the period of exclusivity with FUSO. If we are unsuccessful in extending the term of the agreement, it will expire pursuant to its terms on June 30, 2020.

We understand that as the single serve drip cup gains momentum in the North American market we will face increasing competition. However, we believe we have a significant head start against any new potential commercial manufacturers in that (i) we have historically had an exclusive arrangement with the premier equipment manufacturer, (ii) we have, and continue to develop, manufacturing expertise on increasingly complex and larger orders, (iii) we have experience dealing with companies of all sizes and their specific requirements (from small roasters to international companies) and (iv) we have SQF Level 2 certification.

We received Level 2 SQF Certification from the Safe Quality Food Institute, which is a customary requirement to produce for large multi-national and international companies. Obtaining Level 2 SQF Certification may take more than a year to achieve. Furthermore, we are in the process of obtaining Level 3 SQF Certification, which involves a comprehensive implementation of even more advanced safety and quality management systems. We are also certified as fair trade, organic, kosher and halal.

Our primary focus is the development of single serve pour over coffee in the North American market targeting the individual consumer for use at home and office or other settings that would benefit from single serve pour over products, such as our recent expansion into the lodging market through our arrangement with Royal Cup Coffee & Tea, and positioning ourselves as the leading commercial-scale co-packer of single serve pour over coffee products. We may also look to co-package other products that are complementary to single serve pour over drip coffee and provides us with a deeper access to our customers, such as tea bag coffee. The competitive landscape for our services and products can be illustrated as follows:

Since 2016, we have been primarily focused on single serve pour over coffee production. Over this time we have developed expertise in the operation of our sophisticated packing equipment and the related production of the single serve pour over product at both our Vista, California facility and at our production operations in Korea. We plan to carry over this expertise to our recently announced Plano, Texas manufacturing facility, which will serve as our new single serve pour over co-packing hub and corporate headquarters to capture the location’s logistical advantages and lower cost structure.

Our sources of revenue

Co-packing

We operate as a third-party contract packager for the finished goods of other major companies operating in the coffee beverage industry. Under these arrangements, we produce and package coffee products according to our customers’ formulations and specifications. We currently focus on fostering co-packing arrangements with larger companies developing pour over coffee products. For example, we have entered into a co-packing agreement with Royal Cup Coffee & Tea.

In addition to larger companies, we package for smaller companies that have significant growth potential. For example, we started packaging for Copper Cow in July 2017 and continue to do so today. Copper Cow started with smaller batch, single product SKUs but over the years has meaningfully increased order sizes as well as the number of SKUs. We are continually looking for new exciting companies to work with and grow with like Copper Cow.

A select list of our current co-packing customers include: Royal Cup Coffee & Tea, Gevalia Kafee (Kraft Heinz), Copper Cow Coffee, Alumbre Coffee, C&C Hawaii Coffee, Lion Coffee, Idyllwild Coffee and Virgin Islands Coffee.

NuZee branded products

We have developed products and brands for the primary reason of providing completed finished products to showcase to potential co-packing customers. Our products effectively serve as a sort of “sample” to potential customers that include high quality packaging and coffee. We have received indications of interest from some potential customers in co-packing single serve coffee under the customer’s brand using coffee sourced by us as opposed to the customer providing the coffee, which is how we typically co-pack for customers.

•Barista. Our Barista line of products is a high end product line that, in addition to showcasing our production expertise, also includes what we believe to be some of the best coffee available in a single serve application in the world. We plan to sell Barista via traditional retail channels that do not use “pay for placement” distributors. We also have a number of potential co-packing opportunities in which our customers would contract for us to replicate one or more of our Barista products with their foil and packing, providing further evidence of the high-quality nature of this line and coffee. We expect the Barista product line to be our flagship products that are both sold directly to consumers and used as a sales tool for co-packing customers.

•Twin Peaks. We currently sell our Twin Peaks single serve pour over coffee exclusively via Amazon, under Amazon’s accelerator program. This program commenced in July 2019 and we expect that as Amazon and its customers become more familiar with single serve pour over coffee, we will increase our revenue for this product.

•Pine Ranch. Pine Ranch is a tea bag-style coffee that is available in two distinct roasts: a medium roast called “Smooth Blend” and a dark roast called “Bold Blend”. We introduced this product line in the third quarter of 2019.  The brand is initially being sold to retailers and at wholesale, and we plan to offer it direct to consumers in 2020. Pine Ranch is available in dispense boxes that are suitable for offices and retail stores. Pine Ranch is also a zero-landfill product that we can showcase to potential co-packing customers as an alternative to the pour over format. We commenced production for our first tea bag style co-packing customer in October 2019.

Our business strategy

We intend to achieve our mission and further grow our business by pursuing the following strategies:

•Continually grow our base of large national or international co-packing customers. We have co-packing agreements with large international companies, and we are in active discussions to enter co-packing arrangements with a number of other similar sized companies. We believe that, as the U.S. market continues to gain awareness of single serve pour over coffee, we will continue to grow our base of large domestic or international co-packing customers.

•Co-pack for smaller scale, rapidly growing, innovative coffee customers and capture their growth over time. In addition to co-packing for large domestic or international customers, we believe that select smaller scale, rapidly growing, innovative co-packing customers provide us with different opportunities versus larger customers. For example, smaller scale customers often possess better social media reach and their marketing campaigns have the ability to “go viral.” We believe by selectively choosing high quality smaller customers, we can benefit from growing market acceptable of single serve pour over coffee.

•Increase our production capacity in response to growing demand for co-packing. We have entered into a lease for our planned manufacturing hub in Plano, Texas. We have started to order equipment, begin the SQF Level 2 certification process and begin other processes so that we are poised to have the facility operational as quickly as possible once we have acquired the necessary capital. At peak potential capacity, we project the Plano, Texas facility would provide up to 400% of the current production capacity of our Vista, California facility. We have started this effort in anticipation of growing demand for co-packing.

•Strategically grow and expand our international operations that are strategic to our vision. We plan to strategically grow our current international operations as well as potentially expand international if this growth or expansion is strategic to our vision. We believe the Korean market, albeit competitive, still has significant growth potential as well as strong market acceptance for coffee and single serve pour overs. We have also recently announced the formation of a joint venture for manufacturing and sales in Latin America.

As we look at other potential international manufacturing locations, we look for characteristics similar to the Korean, Latin American, and U.S. markets.

•Strategically increase the sales of our proprietary brands. We plan to continue to increase the sales of our proprietary brands without utilizing “pay for placement” distributors. We anticipate our direct sales of our proprietary products will benefit as we increase our co-packing revenues because our co-packing customers will help educate consumers on the benefits of single serve pour coffee. We plan to increase our effort on direct sales methodically and concurrently as we increase co-packing revenues and volume.

Industry

Coffee consumption is at an all-time high. According to the USDA, global coffee consumption is forecast to reach a record 167.9 million bags in 2019/20 (a bag is equivalent to 60 kilograms). The United States is the country with the highest consumption with 26.8 million bags forecast for 2019/20, up from 23.6 million in 2014/15 (a 2.6 percent compound annual growth rate, or CAGR), according to the UDSA.

In dollar terms, the global coffee market amounts to US$429.5 billion in 2019, and the market is expected to grow annually by 5.8 percent (CAGR 2019-2023). The United States is the largest market with US$80.9 billion generated in 2019, per a study conducted by Statista.

An estimated 63 percent of American adults drink coffee on a daily basis according to the National Coffee Association, and an increasing number of consumers seem to be seeking bolder and more unique coffee experiences. This is evidenced by more Americans’ gourmet coffee consumption reaching a 60/40 advantage over traditional non-gourmet coffee for the first time in the 69-year history of the National Coffee Association’s annual report on coffee consumption.

The “at home” segment continues to dominate coffee consumption, with 81 percent of volume consumption attributable to the at home market in 2019, representing a 20 percent revenue share. The market share of the at home segment has been relatively constant over the last few years and is expected to maintain a similar share of coffee consumption in 2019-2023, according to Statista.

Single-serve coffee brewing has grown in popularity in recent years, and single-serve brewing machines were the second most popular brewing system after standard drip coffee makers, with 26 percent of American coffee drinkers using them in 2018, per a Statista study. Additionally, and according to an online survey by the National Coffee Association, 42 percent of US households owned a single-cup coffee brewing machine in 2019, up from 1 percent in 2005 and 15 percent in 2014.

While consumers have been purchasing single-serve coffee machines to recreate the café style experience at home, there has been an increased focus on environmental sustainability and demand for eco-friendly products. The 2019 Retail and Sustainability Survey by CGS showed that more than two-thirds of respondents consider sustainability when making a purchase and are willing to pay more for sustainable products.  In another recent survey of US and UK consumers by Globalwebindex, 42 percent of consumers said that products that have packaging made from recycled products and/or sustainable materials are important in their day-to-day shopping, and more than half said they have reduced the amount of disposable plastic they use in the past 12 months.  Greenpeace USA considered coffee pods as “one of the best examples of unnecessary single-use plastics that are polluting our planet” and the big producers of pods having been seeking eco-friendly alternatives. Sustainability is expected to continue to be a big trend in the coffee pod market, especially as some cities and local governments consider bans on the use of single-use plastic pods (akin to bans on plastic straws and plastic bags) and as consumers become increasingly concerned about throwing used plastic pods in landfills, according to Food Dive.

We believe that many of the prevalent industry trends – the continued consumption and market growth, the prevalence of “at home” consumption, the popularity of single-serve coffee brewing, the increased focus on unique coffee experiences, and consumers’ shift to eco-friendly and sustainable alternatives – will be favorable to our business.

Manufacturing

We lease a primary manufacturing facility in Vista, California located at 2865 Scott St Suite 107 which is used for the production of our Single Serve Pour Over Drip Cup line.  We lease a manufacturing hub in Plano, Texas (just outside of Dallas), which is poised to be operational as quickly as possible once the necessary capital has been acquired. In Plano, we plan to have up to 20 packing machines (compared with four, expanding to six in Vista, California) and up to 30 employees. We also partner with three third-party manufacturers to manufacture finished products.  We have relationships based on purchase orders in place with suppliers and partners for all components required to deliver a finished NuZee branded product.  We have acquired our sophisticated packing equipment for pour over coffee production from certain East Asian companies, including FUSO, pursuant to exclusivity arrangements. Currently, the Company has not made any long-term commitments to any suppliers or production partners that will burden or impair the Company’s ability to operate, though the Company is in the process of renegotiating certain provisions of our agreement with FUSO, including the term and termination rights.

We purchase green whole bean coffee on a purchase-order basis from various suppliers of the commodity. From there, the coffee is sent to a roaster, where the coffee is roasted, ground, and blended and then packaged into single serve pods and boxed for retail sales.

We conduct business with multiple vendors of packaging material on a purchase order basis.

Machinery for production at our Vista location comes from some of the most respected vendors in the industry. In particular, our Drip Cup production is produced on the leading Japanese manufacturer of packaging machines from FUSO. We also own nitrogen and air compression machinery that is capable of handling expansion as the Company expands as well to minimize any ongoing capital expenditures for machinery.

Intellectual Property

We currently own the following United States trademarks: “Coffee Blenders”, “It’s Coffee Reimagined”, “Nude Cup”, “Lean Cup”, “Think Cup”, “Relax Cup”, “Active Cup”, and “Twin Peaks”.  The Company intends to continue growing its trademark portfolio in the United States with other related slogans and brands as those products come closer to launch.

The Company further intends to expand its brand protections outside of the United States in line with its prospective international growth. As of the date of this report, the Company had registered trademarks “Coffee Blenders”, “Nude Cup”, “Lean Cup”, “Think Cup”, “Relax Cup” and “Twin Peaks” in Japan; registered trademarks “Lean Cup”, “Think Cup” and “Twin Peaks” in Korea; and registered trademarks “Lean Cup”, “Think Cup”, “Relax Cup” and “Active Cup” in China.

We intend to aggressively protect, police and assert its intellectual property rights, including product designs, proprietary product research and concepts as well as its trademark portfolio.  Although asserting our rights may result in a substantial cost to the Company, our management strongly believes that the protection of our intellectual property rights is a key component of our operating strategy.  As a result of our continuing R&D efforts, we may decide to seek additional protection, if applicable, relating to its formulas, process know-how and proprietary flavors.

In exiting the Torque energy supplement product businesses we ceased using and abandon our registered TORQ and TORQ WRENCH trademarks acquired from the HydroPouch Corporation.  We also plan to not pursue or contest the use of NuZee as a product brand in association with water and skincare products as we are in the process of exiting or have exited those businesses.

International operations

Japan

The Japanese market for single serve pour over coffee is mature and as such, we only have a sales operation in Japan that primarily sells single serve drip coffee via the JP Post catalog under the brand of Castillian Coffee. The JP Post catalog is traditional means of marketing via a physical catalog that is still very effective in Japan. We established our Japanese subsidiary in 2016. Castillian Coffee is one of the best-selling coffee brands on the JP Post catalog.

Korea

We established our Korean subsidiary in 2018. Our Korean subsidiary is in the early stages of business development of attracting potential customers for co-packing. We are one of many producers of single serve pour over coffee products in Korea and do not have any exclusive rights for this region. Our strategy is to leverage our Korean team’s business relationships to secure large co-packing agreements for the markets in Korea, China and other Asian countries. We believe that our Korean subsidiary will be able to secure meaningful co-packing customers beginning in our 2020 fiscal year.

Latin America

We entered into a joint venture agreement with Industrias Marino, S.A. de C.V. in January 2020 in order to expand our geographic footprint beyond the United States and Asia and into Mexico, Central America and South America. Under the JV Agreement, we will collaborate with El Marino to integrate our single serve pour over coffee pouches into El Marino’s brand portfolio, thereby introducing the pour over coffee delivery system to El Marino’s customer base in Mexico. El Marino is a leading manufacturer and marketer of coffee, tea and related products in Mexico with dozens of related brands sold across the country. We intend to explore similar joint ventures in other parts of Latin America.

Competition

The beverage industry in general, and the coffee sector in particular, is extremely competitive.  The principal areas of competition include pricing, packaging, development of new products and flavors, and marketing campaigns.  Our Coffee Blenders product is competing directly with Green Mountain brands and licensed brands as well as 3rd party single pour over coffees.  Green Mountain brands have enjoyed broad, well-established national distribution through well-funded advertising, and product awareness. In addition, companies and brands manufacturing these products generally have far greater financial, marketing, and distribution resources than we do.

Important factors that will affect our ability to compete successfully include taste and functional delivery of our product, trade and consumer promotions, the development of new, unique functions in new and various packaging formats, attractive and unique promotions, branded product advertising, pricing, and the success of our distribution network.

We will also be competing to secure distributors who will agree to market our product over those of our competitors, provide stable and reliable distribution, and secure adequate shelf space in retail outlets and search placement in online stores.

Our Coffee Blenders products will compete generally with all hot liquid refreshments, including specialty coffees and teas as well as nutraceutical beverages such as BulletProof Coffee, Green Mountain Wellness Coffee, Organo Gold Herbal Coffee, Nuvia Trim Coffee, South Beach Java, Javita, and NatureGift Instant Coffee.  As a result, we continue to look for significant niche markets where our close attention to customer requirements and superior performance are valued.

Our corporate structure

We have three international subsidiaries in NuZee KOREA Ltd. (“NuZee KR”), NuZee JAPAN Co., Ltd (“NuZee JP”) and NuZee Investments Co., Ltd. (“NuZee INV”). NuZee KR and NuZee INV are wholly owned subsidiaries of the Company, and NuZee JP is a majority owned subsidiary of the Company.

Employees

As of December 31, 2019, we had a total of 20 full-time and part-time employees in the U.S. and five employees in Korea and four employees in Japan.

Our operations are overseen directly by management that engages our employees to carry on our business.  Our management oversees all responsibilities in the areas of corporate administration, product development, marketing, and research.  We intend to expand our current management to retain other skilled directors, officers, and employees with experience relevant to our business focus.  Our management’s relationships will provide the foundation through which we expect to grow our business in the future.  We believe that the skill-set of our core management team will be a primary asset in the development of our brands and trademarks.

We have never had a work stoppage, and none of our employees are represented by a labor organization or under any collective bargaining arrangements. We believe our relationships with our employees are good.

Governmental regulation

Our Coffee Blenders products are marketed and sold as conventional food or beverages for regulatory purposes.  Such products are regulated by the FDA.  Ingredients in such products must be approved food additives or “Generally Regarded as Safe”.  We intend to work with ingredient suppliers, manufacturers, and other trade partners that are compliant with the laws and regulation enforced by the FDA.  We have not received, nor are we aware of, any inquiries or other regulatory action from the FDA or any other governmental agency regarding our products and we believe we are in full compliance with all FDA regulations.

The advertising, distribution, labeling, production, safety, sale, and transportation in the United States of our products are subject to the Federal Food, Drug, and Cosmetic Act, the Federal Trade Commission Act, the Lanham Act, state consumer protection laws, competition laws, federal, state and local workplace health and safety laws, various federal, state and local environmental protection laws, and various other federal, state and local statutes and regulations.

Legal Proceedings; Product Liability

On June 27, 2019, Steeped, Inc. d/b/a Steeped Coffee (the “Plaintiff”) has filed a complaint (the “Complaint”) against us in the United States District Court for the Northern District of California (the “Court”), alleging that our promotion of certain coffee products and services in 2019 constituted an infringement upon the Plaintiff’s registered trademark. The Complaint seeks an injunction against the continued use of the Plaintiff’s trademarks, as well as actual and punitive damages. On November 22, 2019, the Court denied this motion to dismiss. We continue to believe the allegations set forth in the Complaint are without merit, and we are continuing to defend vigorously against the allegations. However, we are not able to predict the outcome, and there is no assurance that we will prevail.

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. The results of any future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

Available Information

Our annual and quarterly reports, along with all other reports and amendments filed with or furnished to the SEC, are publicly available free of charge on the Investor Relations section of our website at www.mynuzee.com as soon as reasonably practicable after these materials are filed with or furnished to the SEC.  Our corporate governance policies, ethics code and board of directors’ committee charters are posted under the Investor Relations section of the website.  The information on our website is not part of this prospectus or any report we file with, or furnish to, the

SEC.  The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is www.sec.gov.

MANAGEMENT

The following table sets forth the names, ages and positions of our executive officers, key employees and directors as of the date of this prospectus.

Name	Age	Position
Masateru Higashida	48	Chief Executive Officer, Secretary, Treasurer and Director (Chairman)
Travis Gorney	39	President and Chief Operating Officer
Shanoop Kothari(3)	47	Senior Vice President, Chief Financial Officer and Director
Kevin J. Conner(1)	57	Director
J. Chris Jones(1)(2)(3)	64	Director
Allen S. Morton(1)(2)(3)	68	Director
_______________

(1)Member of the audit committee.

(2)Member of the compensation committee.

(3)Member of the nominating and corporate governance committee.

Executive Officers

Masateru Higashida. Mr. Higashida has served as the Chief Executive Officer, Secretary, and Treasurer of the Company since October 2014, and as Chairman of the Board since April 2013. He previously also held the position of President of the Company from October 2014 until August 2017, and CFO from August 2014 until February 2019. Mr. Higashida previously founded multiple companies, including a Korea-based financial company and a Singapore-based investment company, and began his career in the financial industry in Nagoya, Japan.

Travis Gorney. Mr. Gorney has served as our President and Chief Operating Officer since September 2017. He had previously served the Company as Senior VP of Sales and Marketing from January 2017 to August 2017 and as VP of Sales and Supply Chain Management from February 2016 to January 2017. Mr. Gorney became a full-time employee of the Company in April 2013, following two years of consulting for Mr. Higashida on a project concerning bottled spring water from New Zealand as well as a line of certified organic beauty products. From 2008 through 2018, Mr. Gorney acted as President and CEO of Left Coast Threads, Inc., a company that operates retail clothing stores. Previously, in 2003, Mr. Gorney formed Point Blank Beverage, Inc. where, as President and CEO, he developed a premium energy drink by the name of Torque. Mr. Gorney began his career in the beverage industry as national sales manager for a start-up independent energy beverage company named Rollin X, LLC, where he worked from 2002 until 2004.

Shanoop Kothari. Mr. Kothari has served as our Senior Vice President and Chief Financial Officer since March 2019 and has served on our Board since October 22, 2019. Prior to joining the Company, Mr. Kothari was Managing Director at B. Riley FBR, Inc. (“FBR”) since 2014 and has been involved in providing a wide range of financial services to FBR’s oil and gas clients. Before joining FBR, Mr. Kothari worked in the oil & gas industry as the CFO of a private refinery that was a joint venture with a small private equity firm and HollyFrontier, at Credit Suisse in energy investment banking, in finance for a publicly traded software company as well as in public accounting with Price Waterhouse. Mr. Kothari has 20+ years of accounting, finance and capital markets experience within organizations ranging from a handful of employees to multi-national organizations with tens of thousands of employees. Mr. Kothari holds a BA (Honors) in Accounting from Southern Methodist University and an MBA (High Honors) from Rice University. Mr. Kothari is also a licensed CPA / CIA and possesses Series 7 / 24 licenses.

Directors

Kevin J. Conner. Mr. Conner has served on our Board since October 22, 2019. Mr. Conner is currently Managing Director of Conner & Associates, a restructuring & turnaround servicing firm he founded in 1991. Mr. Conner has held senior management and board seats of public & private companies along with being the Chair of the Conner & Associates’ SEC audit practice. Mr. Conner is frequently retained as a qualified expert witness in matters before both Federal and State courts, including both corporate governance and general business matters. Mr. Conner holds an MS in Taxation from Philadelphia University and a BS in Accounting from West Chester University of Pennsylvania along with being licensed to practice as a CPA in the State of New York and the Commonwealth of Pennsylvania.

J. Chris Jones. Mr. Jones has served on our Board since October 22, 2019. Mr. Jones currently serves as the Managing Director of Haddington Ventures, LLC, a venture fund manager and advisor Mr. Jones co-founded in 1998, where he focuses on acquisitions, financing and administrative issues of portfolio companies. While at Haddington, Mr. Jones has served on over 12 boards of directors of portfolio companies, including multiple companies that were ultimately acquired by publicly traded companies, such as Lodi Gas Storage, which was sold to Buckeye Partners, and Bear Paw Energy, which was sold to Northern Border Partners. Prior to the formation of Haddington, Mr. Jones served as Vice President and Chief Financial Officer of Tejas Power Corporation (“TPC”), a publicly traded company, from 1985 until his appointment as Senior Vice President and Chief Operating Officer in 1995. He also served as a Director of Market Hub Partners, L.P., TPC’s natural gas storage joint venture with Dayton Power & Light, New Jersey Resources, NIPSCO and Public Service Electric and Gas. Prior to his association with TPC, Mr. Jones served as Secretary/Treasurer, and later Chief Financial Officer of The Fisk Group, Inc., a U.S. and international electrical contracting subsidiary of Amec p.l.c., a publicly traded U.K. company. He was employed with The Fisk Group from 1979 to 1985. Mr. Jones began his professional career with the auditing firm Price Waterhouse in Houston, Texas in 1977. He received his BBA degree in Accounting from the University of Texas at Austin in 1977.

Allen S. Morton. Mr. Morton has served on our Board since October 22, 2019. Mr. Morton is presently retired. From April 2013 to September 2018, Mr. Morton served as the Senior Managing Director, Head of Energy and Natural Resources Group of B. Riley FBR, Inc. From July 2013 until January 2014, he served as a director at Aly Energy Services, Inc., prior to which he served in multiple roles, including Managing Director, at RBC Capital Markets from March 2001 until June 2012. Mr. Morton received a BA in economics from Williams College and an MBA from New York University.

Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics that is applicable to NuZee, Inc. and to all our directors and officers and persons performing similar functions, including our principal executive officer and principal financial officer. A copy of the Company’s Code of Ethics may be obtained on our website at mynuzee.com/code-of-business-ethics/. We intend to disclose future amendments to such code, or any waivers of its requirements, applicable to any principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions or our directors on our website identified above. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Board Leadership Structure and Role in Risk Oversight

Mr. Masateru Higashida is the chairman of the Board and our Chief Executive Officer. We believe that the Chief Executive Officer is best situated to serve as chairman of the Board because he is the director most familiar with our business and industry and the director most capable of identifying strategic priorities and executing our business strategy. In addition, having a single leader eliminates the potential for confusion and provides clear leadership for the Company. We believe that this leadership structure has served the Company well. Our Board has overall responsibility for risk oversight. The Board has delegated responsibility for the oversight of specific risks to Board committees as follows:

•The Audit Committee oversees our risk policies and processes relating to the financial statements and financial reporting processes, as well as key credit risks, liquidity risks, market risks and compliance, and the guidelines, policies and processes for monitoring and mitigating those risks.

•The Compensation Committee oversees the compensation of our chief executive officer and our other executive officers and reviews our overall compensation policies for employees.

•The Nominating Committee oversees risks related to our governance structure and processes.

Director Independence

We are not currently listed on a national securities exchange or in an inter-dealer quotation system that has requirements that a majority of the Board be independent. However, our Board has undertaken a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our Board has determined that Messrs. Conner, Jones and Morton, representing three of our five directors, are “independent directors” as defined under SEC rules and the rules of the Nasdaq Capital Market. Messrs. Higashida and Kothari are not considered independent due to their service as executive officers of the Company.

Committees of the Board of Directors

Our Board has established an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our Board is described below. Members will serve on these committees until their resignation or until as otherwise determined by our board of directors.

Audit Committee

Our audit committee is composed of Messrs. Conner, Jones and Morton. Mr. Conner serves as the chairperson of our audit committee.  Our Board has determined that each member of our audit committee meets the requirements for independence and financial literacy under the applicable rules and regulations of the SEC. Our Board has also determined that Mr. Conner is an “audit committee financial expert” as defined in the rules of the SEC and has the requisite financial sophistication as defined under the listing standards of the Nasdaq Capital Market. The responsibilities of our audit committee will include, among other things:

•selecting and hiring the independent registered public accounting firm to audit our financial statements;

•overseeing the performance of the independent registered public accounting firm and taking those actions as it deems necessary to satisfy itself that the accountants are independent of management;

•reviewing financial statements and discussing with management and the independent registered public accounting firm our annual audited and quarterly financial statements, the results of the independent audit and the quarterly reviews, and the reports and certifications regarding internal control over financial reporting and disclosure controls;

•preparing the audit committee report that the SEC requires to be included in our annual proxy statement;

•reviewing the adequacy and effectiveness of our internal controls and disclosure controls and procedures;

•overseeing our policies on risk assessment and risk management;

•reviewing related party transactions; and

•approving or, as required, pre-approving, all audit and all permissible non-audit services and fees to be performed by the independent registered public accounting firm.

Our audit committee operates under a written charter that satisfies the applicable rules and regulations of the SEC and the rules of the Nasdaq Capital Market.

Compensation Committee

Our compensation committee is composed of Messrs. Jones and Morton. Mr. Morton serves as the chairperson of our compensation committee. Our Board has determined that each member of our compensation committee meets the requirements for independence under the applicable rules and regulations of the SEC. Each member of the compensation committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act. The purpose of our compensation committee will be to oversee our compensation policies, plans and benefit programs and to discharge the responsibilities of our Board relating to compensation of our executive officers. The responsibilities of our compensation committee will include, among other things:

•reviewing and approving or recommending to the Board for approval compensation of our executive officers and directors;

•overseeing our overall compensation philosophy and compensation policies, plans and benefit programs for service providers, including our executive officers;

•reviewing, approving and making recommendations to our Board regarding incentive compensation and equity plans; and

•administering our equity compensation plans.

Our compensation committee operates under a written charter that satisfies the applicable rules and regulations of the SEC and the rules of the Nasdaq Capital Market.

Corporate Governance and Nominating Committee

The corporate governance and nominating committee is composed of Messrs. Jones, Morton and Kothari. Mr. Jones serves as chairperson of our corporate governance and nominating committee. Our Board has determined that all members of our nominating and corporate governance committee meet the requirements for independence under the applicable rules and regulations of the SEC. The responsibilities of our nominating and corporate governance committee will include, among other things:

•identifying, evaluating and selecting, or making recommendations to our Board regarding, nominees for election to our Board and its committees;

•evaluating the performance of our Board and of individual directors;

•considering and making recommendations to our Board regarding the composition of our Board and its committees; and

•developing and making recommendations to our Board regarding corporate governance guidelines and matters.

Our nominating and corporate governance committee operates under a written charter that satisfies the applicable rules and regulations of the SEC and the rules of the Nasdaq Capital Market.

EXECUTIVE AND DIRECTOR COMPENSATION

Our named executive officers for the year ended September 30, 2019, consisting of our principal executive officer and the next two most highly compensated executive officers, were:

•Masateru Higashida, Chief Executive Officer, Secretary, and Treasurer;

•Travis Gorney, President and Chief Operating Officer; and

•Shanoop Kothari, Senior Vice President and Chief Financial Officer.

Summary Compensation Table

The following table provides information regarding the compensation of our named executive officers during the years ended September 30, 2019 and September 30, 2018.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(4)	Total ($)
Masateru Higashida(1)	2019	180,000	120,000	0	300,000
CEO, Secretary, Treasurer	2018	180,000	60,000	0	247,500
Travis Gorney(2)	2019	120,000	40,000	0	160,000
President, COO	2018	120,000	40,000	0	168,835
Shanoop Kothari(3)	2019	125,337	0	0	125,337
Senior VP and CFO

(1) Masateru Higashida was appointed as the Company’s President, Chief Executive Officer, Chief Financial Officer, Treasurer, and Secretary on August 19, 2014. Mr. Higashida resigned as the Company’s President on August 31, 2017, and he was no longer acting as CFO as of February 12, 2019.

(2)Travis Gorney was appointed as the Company’s President & Chief Operating Officer effective as of September 1, 2017.

(3)Shanoop Kothari was appointed as the Company’s Senior Vice President and Chief Financial Officer effective as of February 12, 2019.

(4)Amounts listed in this column represent the aggregate fair value of the awards computed as of the grant date of each award in accordance with Financial Accounting Standards Board Accounting Standards Codification No. 718, Compensation-Stock Compensation, or FASB ASC Topic 718, rather than amounts paid to or realized by the named individual. See the notes to our consolidated financial statements for a discussion of assumptions made in determining the grant date fair value and compensation expense of our stock options. These amounts do not necessarily correspond to the actual value that the named executive officers may realize upon exercise.

Narrative to Summary Compensation Table

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers.  Our directors and executive officers may receive stock options at the discretion of our board of directors in the future.  We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of our board of directors from time to time.  Except as described below under “— Executive Employment Agreements,” we have no plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth information regarding outstanding equity awards held by our named executive officers as of September 30, 2019:

		Option Awards
Name and Principal Position	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date
Masateru Higashida	07/20/2017	202,667	304,000(1)	1.68	07/20/2027
Travis Gorney	06/30/2015	32,667	–	1.80	02/23/2026
	02/01/2016	16,000	–	1.80	02/01/2026
	07/11/2016	–	106,667(2)	2.64	07/11/2026
	01/01/2017	8,000	–	1.53	01/01/2027
Shanoop Kothari	04/01/2019	–	200,000(3)	19.50	04/01/2029

(1) The options are subject to vesting over five years from the date of the grant, with 20% becoming exercisable on each anniversary of the date of the grant.

(2) The options vest in their entirety on December 31, 2021.

(3)  The options vest, subject to Mr. Kothari’s continued employment, as follows: (a) 33,333 options vest upon the Company’s completion of sales of $15 million of its equity securities in capital raising transactions on or before December 31, 2019; (b) 16,667 options vest upon the Company’s completion of sales of $2 million of its equity securities in capital raising transactions to U.S. investors on or before December 31, 2019; (c) 16,667 options vest upon the Company’s completion of a strategic acquisition of a business with a purchase price of not less than $25 million; and (d) 133,333 options vest upon the Company’s listing on any tier of the Nasdaq Stock Market on or before December 31, 2020.

Executive Employment Arrangements

Agreement with Mr. Higashida

On August 15, 2017, we entered into an Executive Employment Agreement with Mr. Higashida setting forth the terms of his employment. Pursuant to the agreement, Mr. Higashida serves as our Chief Executive Officer, Treasurer and Secretary and as a member of the Board.

Pursuant to the agreement, Mr. Higashida is entitled to an annual base salary, currently set at $180,000, and an annual bonus opportunity in an amount determined each year by the Board of Directors. The payment of the annual bonus is determined by our Board of Directors based upon our achievement of goals and objectives for the relevant year. For Mr. Higashida’s salary and bonus information for 2019, see “— Summary Compensation Table.” Mr. Higashida is also eligible to participate in any equity compensation plan of the Company, including the 2013 Plan and the 2019 Plan, and to receive future equity awards at the Board’s discretion. For awards outstanding as of September 30, 2019, see “— Outstanding Equity Awards at Fiscal Year-End.” Mr. Higashida also participates in all of our employee benefit programs for which he is eligible and receives reimbursement for his reasonable business expenses, including travel expenses.

Pursuant to his employment agreement with us, if Mr. Higashida resigns for “good reason” or his employment is terminated by us without “cause,” each as defined in the agreement, Mr. Higashida is entitled to receive payment equal to (i) his accrued but unpaid salary for the period through the date of his resignation or termination, plus (ii) an amount equal to one and one-half times his annual base salary, plus (iii) an amount equal to one and one-half times the amount of bonus he received during the previous calendar year, plus (iv) reimbursement for premiums paid to continue Mr. Higashida’s health, dental and vision insurance pursuant to the Consolidated Omnibus Reconciliation Act of 1985 (“COBRA”) until the of earlier of 18 months or the date on which Mr. Higashida becomes eligible to participate in a group medical plan sponsored by any other employer. For purposes of Mr. Higashida’s agreement, “good reason” means (a) the material breach by the Company of any of its obligations under the agreement, (b) the change of Mr. Higashida’s office, title or responsibilities, or any action by us resulting in the material diminution of Mr. Higashida’s position, duties or authorities, or (c) the relocation of our principal executive offices or the requirement that Mr. Higashida relocate anywhere outside of San Diego County, California, in each case without Mr. Higashida’s written consent, and “cause” means Mr. Higashida’s (x) gross negligence, gross neglect or willful misconduct in the performance of his duties resulting in a material adverse effect on us, (y) conviction for, deferred adjudication of or plea of no contest to a felony, or (z) material breach of any material provision of the agreement.

Also under the agreement, if within 12 months following a change in control of the Company Mr. Higashida resigns for “good reason” or his employment is terminated by us without “cause,” Mr. Higashida is entitled to receive payment equal to (i) his accrued but unpaid salary for the period through the date of his resignation or termination, plus (ii) the value of any accrued and unused paid time off, plus (iii) an amount equal to two times the amount of bonus he received during the previous calendar year, plus (iv) reimbursement for premiums paid to continue Mr. Higashida’s health, dental and vision insurance pursuant to COBRA until the of earlier of 18 months or the date on which Mr. Higashida becomes eligible to participate in a group medical plan sponsored by any other employer.

If Mr. Higashida dies during the term of the agreement, Mr. Higashida’s estate is entitled to receive payment equal to (i) Mr. Higashida’s accrued but unpaid salary for the period through the date of his death, plus (ii) the value of any accrued and unused paid time off, plus (iii) a salary continuance for 12 months.

If Mr. Higashida becomes incapable of performing the duties and services required of him under the agreement on a full-time basis due to accident, physical or mental illness, or other circumstance which renders him mentally or physically incapable, we may terminate Mr. Higashida’s employment for such disability. In such event, Mr. Higashida is entitled to receive the same payment as he would if he were terminated without cause as described above.

Agreement with Mr. Gorney

On August 15, 2017, we entered into an Employment Agreement with Mr. Gorney setting forth the terms of his employment. Pursuant to the agreement, Mr. Gorney serves as our President and Chief Operating Officer.

Pursuant to the agreement, Mr. Gorney is entitled to an annual base salary, currently set at $120,000, and a quarterly bonus opportunity based on us achieving target adjusted gross sales for the preceding quarter, in an amount determined by the Board of Directors for each applicable quarter. Mr. Gorney is also eligible for an annual bonus opportunity in an amount determined each year by the Board of Directors based on a percentage of the Company’s net profits. For Mr. Gorney’s salary and bonus information for 2019, see “— Summary Compensation Table.”

Under the agreement, Mr. Gorney is also eligible to participate in any equity compensation plan of the Company, including the 2013 Plan and the 2019 Plan, and to receive future equity awards at the Board’s discretion. For awards outstanding as of September 30, 2019, see “— Outstanding Equity Awards at Fiscal Year-End.” Mr. Gorney also receives 10 days of paid vacation per year under the agreement and reimbursement for his pre-approved business expenses, including travel expense. Mr. Gorney is further eligible for any additional benefits available to our employees, including health and profit sharing plans or other benefits.

In the event Mr. Gorney’s employment is terminated, regardless of whether such termination is for cause or otherwise, Mr. Gorney is entitled to receive his accrued but unpaid salary for the period through the effective date of his termination, plus any appropriate benefits mandated by COBRA.

Agreement with Mr. Kothari

On March 31, 2019, we entered into an Employment Agreement with Mr. Kothari setting forth the terms of his employment. Pursuant to the agreement, Mr. Kothari serves as our Senior Vice President and Chief Financial Officer.

Pursuant to the agreement, Mr. Kothari is entitled to an annual base salary, currently set at $225,000, and an annual bonus opportunity based on us achieving certain performance milestones established by the Chief Executive Officer and President, in an amount up to $75,000.  For Mr. Kothari’s salary and bonus information for 2019, see “— Summary Compensation Table.”

Under the agreement, Mr. Kothari received options to purchase 200,000 shares of our common stock that vest as follows: (a) 33,333 options vest upon the Company’s completion of sales of $15 million of its equity securities in capital raising transactions on or before December 31, 2019; (b) 16,667 options vest upon the Company’s completion of sales of $2 million of its equity securities in capital raising transactions to U.S. investors on or before December 31, 2019; (c) 16,667 options vest upon the Company’s completion of a strategic acquisition of a business with a purchase price of not less than $25 million; and (d) 133,333 options vest upon the Company’s listing on any tier of the Nasdaq Stock Market on or before December 31, 2020. Mr. Kothari is also eligible to participate in any equity compensation plan of the Company, including the 2013 Plan and the 2019 Plan, and to receive future equity awards at the Board’s discretion. For awards outstanding as of September 30, 2019, see “— Outstanding Equity Awards at Fiscal Year-End.” Mr. Kothari also receives 10 days of paid vacation per year under the agreement and reimbursement for his pre-approved business expenses, including travel expense. Mr. Kothari is further eligible for any additional benefits available to our employees, including health and profit sharing plans or other benefits.

In the event Mr. Kothari’s employment is terminated, regardless of whether such termination is for cause or otherwise, Mr. Kothari is entitled to receive his accrued but unpaid salary for the period through the effective date of his termination, plus any appropriate benefits mandated by COBRA.

Director Compensation

We did not pay cash or any other compensation to our directors during the years ended September 30, 2019 and 2018. Other than as set forth elsewhere in this section, we do not have any agreements for compensating our directors for their services in their capacity as directors, although such directors are expected in the future to receive stock options to purchase shares of our common stock as awarded by our Board.

Non-Employee Director Compensation Policy

We intend to compensate our non-employee Board members at a rate of $2,000 per month plus an additional $3,000 per meeting attended in person, subject to Board approval. We have agreed to reimburse Board members for any reasonable expenses incurred by them in connection with any travel requested by and on behalf of our Company.

Equity Incentive Plans

NuZee, Inc. 2013 Stock Incentive Plan

On November 11, 2013, our Board adopted the 2013 Plan for the purposes of promoting the long-term success of the Company and the creation of stockholder value by (a) enhancing the Company’s ability to attract and retain the services of qualified employees, officers, directors, consultants and other service providers, and (b) providing additional incentives for such persons to devote their utmost effort and skill to the advancement and betterment of the Company by providing an opportunity to participate in the ownership of the Company. The 2013 Plan provides for the grant of stock options, restricted share awards, and stock appreciation rights. This summary is qualified in its entirety by the detailed provisions of the 2013 Plan, which is filed as an exhibit hereto.

Administration

The 2013 Plan shall be administered by the Board or a committee consisting exclusively of two or more directors of the Company, who shall be appointed by the Board. The Board may also delegate to an officer of the Company the authority to designate recipients of awards under the 2013 Plan, and the amount of such awards, subject to parameters established by the Board. The Board or a committee thereof will have the authority to interpret the 2013 Plan, grant stock options, restricted share awards and stock appreciation rights, and make all other determinations necessary or advisable for the administration thereof.

Eligibility

Employees of the Company (or certain entities affiliated with the Company) are eligible to receive incentive stock options (as such term is defined in Section 422 of the Code) under the 2013 Plan. Employees of the Company (or certain entities affiliated with the Company), directors, consultants providing services to the Company, certain entities affiliated with the Company, or business ventures in which the Company or its affiliate has a significant ownership interest, are eligible to receive stock options that do not qualify as incentive stock options, restricted stock awards, and stock appreciation rights under the 2013 Plan.

Shares Reserved for Issuance under the 2013 Plan

We have reserved 3,333,334 shares of common stock for issuance under the 2013 Plan, of which 1,535,998 shares remain available for future issuance.

Term, Termination, and Amendments

Unless previously terminated, the 2013 Plan will terminate 10 years after the its adoption by the Board, except that awards that are granted under the 2013 Plan prior to its termination will continue to be administered under the 2013 Plan in accordance with their respective terms.

The Board may amend, alter, suspend or terminate the 2013 Plan from time to time. However, the 2019 Plan may not be amended, altered, suspended or terminated in any manner that substantially affects or impairs the rights of any recipient of an outstanding award under the 2013 Plan without such recipient’s consent.

Types of Awards

The 2013 Plan authorizes the issuance of stock options, restricted share awards and stock appreciation rights.

Additional Provisions

No benefit available under the 2013 Plan may be assigned, or award of options or stock appreciation rights assigned, transferred or otherwise disposed of, except in accordance with the laws of decent and distribution or, in the case of stock options, pursuant to a domestic relations order, without the consent of the administrator of the 2013 Plan.  Notwithstanding the foregoing, the administrator may grant awards, other than incentive stock options, that are transferable by the participant during his or her lifetime, but only to the extent specifically provided in the award agreement entered into with such participant.

Tax Withholding

The Company has the power to withhold, or require a participant in the 2013 Plan to remit to the Company, an amount sufficient to satisfy any Federal, state, or local tax withholding requirements with respect to any award granted under the 2013 Plan. The administrator of the 2013 Plan may, to the extent permissible under applicable laws, permit a participant to satisfy any such obligation to pay taxes by (a) directing the Company to apply to such amounts any shares of common stock to which the recipient is entitled as a result of the exercise or vesting of an award granted under the 2013 Plan, (b) delivering to the Company shares of common stock already owned by the participant.

NuZee, Inc. 2019 Stock Incentive Plan

On September 18, 2019, our Board adopted the 2019 Plan for the purposes of promoting the long-term success of the Company and the creation of stockholder value by (a) encouraging employees, directors and consultants to focus on critical long-range objectives, (b) encouraging the attraction and retention of employees, directors and consultants with exceptional qualifications and (c) linking employees, directors and consultants directly to stockholder interests through increased stock ownership. Our stockholders approved the adoption of the 2019 Plan on October 22, 2019. The 2019 Plan provides for the grant of stock options and restricted shares. This summary is qualified in its entirety by the detailed provisions of the 2019 Plan, which is filed as an exhibit hereto.

Administration

The 2019 Plan shall be administered by a committee consisting exclusively of two or more directors of the Company, who shall be appointed by the Board. In addition, the composition of the committee shall satisfy such requirements as the SEC may establish for administrators acting under plans intended to qualify for exemption under Rule 16b-3 (or its successor) under the Exchange Act and any other applicable law.  The Board will have the authority to construe and interpret the 2019 Plan, grant stock options and restricted share awards and make all other determinations necessary or advisable for the administration thereof. The Board may also delegate to a separate committee the administration of the 2019 Plan with respect to employees and consultants who are not considered officers of the Company, including the authority to grant and administer Awards to such employees and consultants.

Eligibility

Persons eligible to participate include employees, directors and consultants of the Company and its parent and subsidiary entities.

Shares Reserved for Issuance under the 2019 Plan

We have reserved 3,333,334 shares of common stock for issuance under the 2019 Plan, representing 3.3% of the Company’s authorized shares of common stock.

Term, Termination, and Amendments

Unless previously terminated, the 2019 Plan will terminate 10 years after the its adoption by the Board, except that awards that are granted under the 2019 Plan prior to its termination will continue to be administered under the terms of the 2019 Plan until the awards terminate, expire or are exercised.

The Board may amend, alter, suspend or terminate the 2019 Plan from time to time; provided, however, stockholder approval shall be required for any amendment to the extent necessary and desirable to comply with applicable laws. Additionally, the 2019 Plan may not be amended, altered, suspended or terminated in any manner that would impair the rights of any participant in the 2019 Plan without the written agreement of such participant.

Types of Awards

The 2019 Plan authorizes the issuance of stock options and restricted share awards.

Additional Provisions

No award or other right or interest of a participant under the 2019 Plan may be assigned or transferred for any reason during the participant’s lifetime, other than to the Company or any subsidiary or affiliate, and any attempt to do so shall be void and the relevant award shall be forfeited. Notwithstanding the foregoing, the administrator may grant awards, other than incentive stock options, that are transferable by the participant during his or her lifetime, but only to the extent specifically provided in the award agreement entered into with such participant. No incentive stock option shall be transferable other than by will or the laws of descent and distribution.

Tax Withholding

The Company has the right to deduct or withhold from any payment owed to a participant an amount that is necessary in order to satisfy any amount required to be withheld under U.S. federal, state, local, foreign or other tax law as a result of the issuance of, or lapse of restrictions on, such common stock pursuant to an award, or otherwise require such participant to make provision for payment of any such withholding amount.  Subject to such conditions as may be established by the administrator, the administrator may permit a participant to (i) have common stock otherwise issuable under an award withheld to the extent necessary to comply with minimum statutory withholding rate requirements; (ii) tender back to the Company shares of common stock received pursuant to an award to the extent necessary to comply with minimum statutory withholding rate requirements for supplemental income; (iii) deliver to the Company previously acquired common stock; or (iv) have funds withheld from payments of wages, salary or other cash compensation due the participant.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the director and executive officer compensation arrangements discussed above in the sections titled “Management” and “Executive Compensation” the following is a description of each transaction since September 30, 2016, and each currently proposed transaction in which:

•we have been or are to be a participant;

•the amount involved exceeded or will exceed the lesser of (i) $120,000 or (ii) 1% of the average of the Company’s total assets at year end for the last two completed fiscal years; and

•any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals or entities, had or will have a direct or indirect material interest.

Mark Gorney, the father of Travis Gorney, our President and COO, is an hourly employee of the Company, and he received approximately $27,000 in compensation for his services during the year ended September 30, 2019. On April 1, 2019, Mark Gorney was also granted options to purchase 5,000 shares of our common stock at an exercise price of $19.50, which vest in four equal annual installments beginning on April 1, 2020. Mark Gorney also received approximately $23,300 in compensation for his services as an hourly employee of the Company during the year ended September 30, 2018.

During the year ended September 30, 2018, we borrowed an aggregate of $339,000 from NuZee Co., Ltd. (“NuZee Ltd.”), an entity 100% beneficially owned by Mr. Higashida, by means of unsecured, short-term loans each bearing interest at a rate of 1%. These loans were fully paid as of September 30, 2018.

Between December 2016 and August 2017, we borrowed an aggregate of $260,185 from NuZee Ltd. by means of unsecured, short-term loans, each bearing interest at a rate of 1%.  These loans were fully paid as of September 30, 2018.

During July 2017, NuZee JP borrowed the sum of $62,921 from Katsuyoshi Eguchi, a holder of more than 5% of our common stock and the chief executive officer of NuZee JP, by means of an unsecured, short-term loan bearing zero interest. This loan was fully paid as of September 30, 2017.

Between March 2017 and June 2017, we borrowed an aggregate of $45,200 from Mr. Higashida by means of unsecured, short-term loans each bearing interest at a rate of 1%. These loans were fully paid as of September 30, 2018.

During April 2017, we borrowed the sum of $50,000 from Eguchi Holdings Co., Ltd. and the sum of $50,000 from Eguchi Steel Co., Ltd., both entities controlled by Mr. Eguchi, each by means of an unsecured, short-term loan bearing interest at a rate of 1%. These loans were fully paid as of September 30, 2017.

Certain Family Relationships

There are no family relationships among any of our directors or executive officers.

Policies and Procedures for Related Party Transactions

Our audit committee has the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed the lesser of (i) $120,000 or (ii) 1% of the average of the Company’s total assets at year end for the last two completed fiscal years, and in which a related person has or will have a direct or indirect material interest. The charter of our audit committee provides that our audit committee shall review and approve or disapprove in advance any related party transaction.

Control by Officers and Directors

Our officers and directors and their affiliates beneficially own, in the aggregate, approximately 40.2% of our outstanding common stock as of March 2, 2020. As a result, in certain circumstances, these stockholders acting together may be able to determine matters requiring approval of our stockholders, including the election of our directors, or they may delay, defer or prevent a change in control of us. See the section of this prospectus captioned “Security Ownership of Certain Beneficial Owners and Management” below.

Indemnification of Officers and Directors

We have entered, and intend to continue to enter, into separate indemnification agreements with each of our directors and executive officers, in addition to the indemnification provided for in our amended and restated articles of incorporation and second amended and restated bylaws. The indemnification agreements and our articles of incorporation and second amended and restated bylaws require us to indemnify our directors, executive officers and certain controlling persons to the fullest extent permitted by Nevada law.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of March 2, 2020, as adjusted to reflect the sale of common stock offered by us in this offering, for:

•each person, or group of affiliated persons, who we know to beneficially own more than five percent (5%) of our common stock;

•each of our named executive officers;

•each of our directors and director nominees; and

•all of our executive officers and directors as a group.

The percentage of beneficial ownership information shown in the table prior to this offering is based on 13,706,529 shares of common stock outstanding as of March 2, 2020, and assumes no participation in this offering by the parties below. The percentage of beneficial ownership shown in the table after this offering is based upon                      shares of common stock outstanding after the close of this offering, assuming the sale of                      shares of common stock by us in the offering and no exercise of the underwriters of their option to purchase up to an additional                      shares of our common stock in this offering.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than five percent (5%) of our common stock. We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of our common stock issuable pursuant to the exercise of stock options that are either immediately exercisable or exercisable within sixty (60) days of March 2, 2020, and restricted stock awards that are scheduled to vest within sixty (60) days of March 2, 2020. These shares are deemed to be outstanding and beneficially owned by the person holding those options and restricted stock units for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address of each of the individuals and entities named in the table below is c/o NuZee, Inc., 1700 Capital Avenue, Suite 100, Plano, Texas 75074. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

	Shares Beneficially Owned Before the Offering		Shares Beneficially Owned After the Offering
Name and Address of Beneficial Owner	Number	Percent	Number	Percent
Directors and Named Executive Officers:
Masateru Higashida(1)	4,947,212	36.1%
Travis Gorney(2)	563,334	4.1%
Shanoop Kothari	0	*
Kevin J. Conner	0	*
J. Chris Jones	0	*
Allen S. Morton	0	*
All directors and named executive officers as a group (6 persons)	5,510,546	40.2%
All other 5% Stockholders
Katsuyoshi Eguchi(3) 4-1002, Omori, Moriyama-ku Nagoya-Shi, Aichi-ken, Japan 463-0021	902,742	6.6%
_______________

*Represents beneficial ownership of less than one percent (1%) of the outstanding common stock.

(1)The number of shares beneficially owned before and after this offering consists of (a) 4,744,545 shares of Common Stock and (b) 202,667 shares of Common Stock issuable upon the exercise of stock options within 60 days of March 2, 2020.

(2)The number of shares beneficially owned before and after this offering consists of (a) 506,667 shares of Common Stock and (b) 56,667 shares of Common Stock issuable upon the exercise of stock options within 60 days of March 2, 2020.

(3)Represents (i) 495,363 shares of our Common Stock held by Eguchi Holdings Co, Ltd., of which Mr. Eguchi is President, (ii) 124,445 shares of our Common Stock held by Torus International, of which Mr. Eguchi is a director, (iii) 276,267 shares of our Common Stock held by Mr. Eguchi in his personal capacity, and (iv) 6,667 shares of Common Stock held by family members of Mr. Eguchi. Mr. Eguchi also serves as the chief executive officer of NuZee JP, a majority owned subsidiary of the Company.

DESCRIPTION OF CAPITAL STOCK

This section summarizes our authorized and outstanding securities and certain of the provisions of our articles of incorporation and our second amended and restated bylaws.

General

The Company’s authorized capital stock consists of 200,000,000 shares of capital stock, par value $0.00001 per share, of which 100,000,000 shares are common stock, par value $0.00001 per share and 100,000,000 shares are preferred stock, par value $0.00001 per share. On October 28, 2019, we consummated the Reverse Split at a ratio of 1-for-3, which became effective on November 12, 2019. The accompanying financial statements and notes to the financial statements give retroactive effect to the Reverse Split for all periods presented. The shares of common stock retained a par value of $0.00001 per share. Accordingly, the stockholders’ deficit reflects the Reverse Split by reclassifying from “common stock” to “additional paid-in capital” in an amount equal to the par value of the decreased shares resulting from the Reverse Split. As of March 2, 2020, the Company had 13,706,529 shares of common stock outstanding held by approximately 494 stockholders of record, and no shares of preferred stock outstanding.

Common Stock

The holders of our common stock (i) have equal ratable rights to dividends from funds legally available, therefore, when, as and if declared by our Board; (ii) are entitled to share in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs; (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote.  Reference is made to the Company’s Articles of Incorporation, By-laws and the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of the Company’s securities.

Preferred Stock

The Company has authorized 100,000,000 shares of preferred stock. There is no preferred stock outstanding. Our Board may designate the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, redemption rights, liquidation preference, sinking fund terms and the number of shares constituting any series or the designation of any series. The issuance of preferred stock could have the effect of restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock or delaying, deterring or preventing a change in control. Such issuance could have the effect of decreasing the market price of the common stock. We currently have no plans to issue any shares of preferred stock.

Non-cumulative Voting

Holders of shares of our common stock do not have cumulative voting rights; meaning that the holders of 50.1% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, and, in such event, the holders of the remaining shares will not be able to elect any of our directors.

Registration Statement on Form S-8

As of March 2, 2020, no shares of our common stock were issuable upon the exercise of options or restricted stock awards issued pursuant to the 2019 Plan. Following the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under the 2019 Plan. The registration statement on Form S-8 will become effective immediately upon filing, and shares covered by such registration statement will thereupon be eligible for sale in the public markets, subject to vesting restrictions, the lock-up agreements described above and Rule 144 limitations applicable to affiliates. See the section captioned “Executive compensation—Equity Inventive Plans” for additional information.

Dividends

We have not paid any cash dividends to stockholders.  The declaration of any future cash dividend will be at the discretion of our Board and will depend upon our earnings, if any, our capital requirements and financial position, our general economic conditions, and other pertinent conditions.  It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in our business operations.

Securities Authorized for Issuance under Equity Compensation Plans

As of the date of this prospectus, we had issued 1,797,336 options to purchase shares of our common stock pursuant to the 2013 Plan. 1,535,998 shares of our common stock remain available for future grant or issuance under the 2013 Plan.

As of the date of this prospectus, we had issued no options to purchase shares of our common stock pursuant to the 2019 Plan. 3,333,334 shares of our common stock remain available for future grant or issuance under the 2019 Plan.

Anti-Takeover Effects of Nevada Law and our Articles of Incorporation and Second Amended and Restated Bylaws

Nevada law, our articles of incorporation, and our second amended and restated bylaws contain certain provisions that have the effect of delaying, deferring or discouraging another party from acquiring control of us.  These provisions, which are summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock. The ability of our Board, without action by the stockholders, to issue up to 100,000,000 shares of preferred stock, which was previously authorized but remain undesignated, with voting or other rights or preferences as designated by our Board could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of us.

Stockholder Meetings. Our second amended and restated bylaws provide that a special meeting of stockholders may be called only by stockholders holding at least ten percent (10%) of the voting shares of the Company, or by our president or a majority of the Board.

Stockholder Action by Written Consent. Nevada law provides that any action that may be taken at any annual or special meeting of the stockholders may be taken without a meeting if a consent thereto in writing is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Stockholders Not Entitled to Cumulative Voting. Our second amended and restated bylaws do not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock may be entitled to elect.

Amendment of Charter and Bylaw Provisions. The amendment of any of the above provisions would require approval by holders of at least a majority of the total voting power of all of our outstanding voting stock.

The provisions of Nevada law, our articles of incorporation, and our second amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Listing

We have applied to list our common stock on the Nasdaq Capital under the symbol “NUZE.”

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is V Stock Transfer, LLC. The transfer agent and registrar’s address is 18 Lafayette Place, Woodmere, NY 11598.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of the material U.S. federal income tax consequences of the purchase, ownership and disposition of our common stock purchased in this offering. This discussion is for general information only, is not tax advice and does not purport to be a complete analysis of all the potential tax considerations. This discussion is based upon the provisions of the Code, existing and proposed Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, all in effect as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought, and will not seek, any ruling from the Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary does not address the tax considerations arising under the laws of any U.S. state, local or any non-U.S. jurisdiction, or under U.S. federal non-income tax laws, or the potential application of the Medicare contribution tax on net investment income. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•banks, insurance companies, regulated investment companies, real estate investment trusts or other financial institutions;

•persons subject to the alternative minimum tax;

•tax-exempt organizations or governmental organizations;

•U.S. shareholders of controlled foreign corporations and passive foreign investment companies

•Corporations that accumulate earnings to avoid U.S. federal income tax and personal holding companies;

•brokers or dealers in securities or currencies;

•traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes or other pass-through entities (and investors therein);

•persons that own, or are deemed to own, more than five percent of our common stock (except to the extent specifically set forth below);

•certain former citizens or long-term residents of the United States;

•persons whose functional currency is not the U.S. dollar;

•persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or engage in a wash sale or other risk reduction transaction or integrated investment;

•persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an applicable financial statement within the meaning of 451(b) of the Code;

•persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•persons who hold or receive our common stock pursuant to conversion rights under convertible instruments;

•persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code; or

•persons deemed to sell our common stock under the constructive sale provisions of the Code.

For the purposes of this discussion, a “U.S. holder” means a beneficial owner of our common stock that is, for U.S. federal income tax purposes: (a) an individual who is a citizen or resident of the United States, (b) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes), created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (d) a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. A “non-U.S. holder” is, for U.S. federal income tax purposes, a beneficial owner of common stock that is not a U.S. holder or an entity or arrangement treated as a partnership for U.S. federal income tax purposes.

If a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax laws or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty. In addition, significant changes in U.S. federal income tax laws were recently enacted. You should consult with your tax advisor with respect to such changes in U.S. tax law as well as potentially conforming changes in state tax laws.

U.S. Holders

Distributions

As described in the section captioned “Dividend Policy,” we have never paid cash distributions on our common stock and do not anticipate doing so in the foreseeable future.  In the event that we do make distributions on our common stock to a U.S. holder, those distributions generally will constitute dividends for U.S. tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a U.S. holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or exchange of our common stock as described below under the section titled “– Disposition of Our Common Stock.” Under current law, if certain requirements are met, a preferential U.S. federal income tax rate will apply to any dividends paid to a beneficial owner of our common stock who is an individual U.S. holder and meets certain holding period requirements.

Distributions constituting dividends for U.S. federal income tax purposes that are made to U.S. holders that are corporate shareholders may qualify for the dividends received deduction, or DRD, which is generally available to corporate shareholders. No assurance can be given that we will have sufficient earnings and profits (as determined for U.S. federal income tax purposes) to cause any distributions to be eligible for a DRD. In addition, a DRD is available only if certain holding periods and other taxable income requirements are satisfied.

Disposition of Our Common Stock

Upon a sale or other taxable disposition of our common stock, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. holder’s adjusted tax basis in the common stock. Capital gain or loss will constitute long-term capital gain or loss if the U.S. holder’s holding period for the common stock exceeds one year. The deductibility of capital losses is subject to certain limitations. U.S. holders who recognize losses with respect to a disposition of our common stock should consult their own tax advisors regarding the tax treatment of such losses.

Information Reporting and Backup Withholding

Information reporting requirements generally will apply to payments of dividends (including constructive dividends) on the common stock and to the proceeds of a sale or other disposition of common stock paid by us to a U.S. holder unless such U.S. holder is an exempt recipient, such as a corporation. Backup withholding will apply to those payments if the U.S. holder fails to provide the holder’s taxpayer identification number, or certification of exempt status, or if the holder otherwise fails to comply with applicable requirements to establish an exemption.

Backup withholding is not an additional tax. Rather, any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS. U.S. holders should consult their own tax advisors regarding their qualification for exemption from information reporting and backup withholding and the procedure for obtaining such exemption.

Non-U.S. Holders

Distributions

As described in the section captioned “Dividend Policy,” we have never paid cash distributions on our common stock and do not anticipate doing so in the foreseeable future. However, if we do pay cash distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of common stock (see “– Disposition of Our Common Stock” below).

Subject to the discussion below on effectively connected income, backup withholding and foreign accounts, any distribution (including constructive distributions) that is treated as a dividend paid to a non-U.S. holder generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or, if the non-U.S. holder is a qualified beneficiary of a country with which the United States has an income tax treaty, such lower rate as may be specified by the applicable income tax treaty. In order to receive a reduced treaty rate of withholding, a non-U.S. holder generally must provide the applicable withholding agent with an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8 certifying the non-U.S. holder’s entitlement to benefits under that treaty. You should consult your tax advisor concerning whether you may benefit from an applicable income tax treaty.

We generally are not required to withhold tax on dividends paid (or constructive dividends deemed paid) to a non-U.S. holder that are effectively connected with the holder’s conduct of a U.S. trade or business (or, if an income tax treaty is applicable, attributable to a permanent establishment or fixed base maintained by the holder in the United States) if a properly executed IRS Form W-8ECI stating that the dividends are so connected, is furnished to us (or, if stock is held through a financial institution or other agent, to the applicable withholding agent). Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits, subject to an applicable income tax treaty providing otherwise. In addition, a corporate non-U.S. holder receiving effectively connected dividends may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. You should consult your tax advisor regarding any applicable tax treaties that may provide for different rules.

If a non-U.S. holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent may then be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. withholding tax under an income tax treaty, you should consult with your own tax advisor to determine if you are able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

Disposition of our Common Stock

In general, subject to the discussion below under “– Backup Withholding and Information Reporting,” a non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale or other disposition of our common stock unless:

•the gain is effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business (or, if  an income tax treaty is applicable, the gain is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States);

•the non-U.S. holder is a non-resident alien individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the non-U.S. holder’s disposition of, or their holding period for, our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, your common stock will be treated as U.S. real property interests only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

A non-U.S. holder described in the first bullet above will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates and in the manner applicable to U.S. persons, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. holder described in the second bullet above will be subject to tax at 30% (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by U.S. source capital losses for the year (provided such holder has timely filed U.S. federal income tax returns with respect to such losses). You should consult any applicable income tax or other treaties that may provide for different rules.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of distributions (including constructive distributions) on our common stock paid to each non-U.S. holder, their name and address, and the amount of tax withheld, if any. A similar report will be sent to the applicable non-U.S. holder. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in the non-U.S. holder’s country of residence.

Payments of dividends (including constructive dividends) or of proceeds on the disposition of our common stock made to a non-U.S. holder may be subject to information reporting and backup withholding at a current rate of 24% unless the non-U.S. holder establishes an exemption, for example, by properly certifying their non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that a holder is a U.S. person.

Under current U.S. federal income tax law, U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of any broker, U.S. or foreign, except that such requirements may be avoided if the non-U.S. holder provides a properly executed and appropriate IRS Form W-8 or otherwise meets documentary evidence requirements for establishing non-U.S. holder status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the U.S. through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person that has not provided a properly executed form W-9 to the broker or the broker has been notified by the IRS that it should withhold (generally, because the taxpayer has provided an incorrect TIN or failed to properly report income). For information reporting purposes, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, you may be able to obtain a refund or credit from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance Act

Sections 1471-1474 of the Code (colloquially known as the Foreign Account Tax Compliance Act, or “FATCA”) and the rules and regulations promulgated thereunder generally impose withholding tax at a rate of 30% on U.S. source dividends (including constructive dividends) and other items of U.S. source fixed or determinable annual or periodic income as defined under Section 1473 of the Code and regulations promulgated thereunder if paid to a foreign financial institution  (“FFI”) (as specially defined under the FATCA rules), unless the FFI enters into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of the FFI (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. The U.S. government has entered into inter-governmental agreements (“IGA’s”) with a number of jurisdictions.  Where an IGA is applicable, its terms may substantially modify the application of the FATCA reporting rules; however, all such agreements will ultimately grant the U.S. government substantial information concerning the U.S. account holders of the FFI.  In addition, FATCA also imposes a U.S. federal withholding tax of 30% on U.S. source dividends (including constructive dividends) on our common stock if paid to a ”non-financial foreign entity” (as specially defined under these rules) unless such entity provides the withholding agent with a certification identifying certain substantial direct and indirect U.S. owners of the entity, certifies that there are none or otherwise establishes an exemption. The withholding provisions under FATCA generally apply to dividends (including constructive dividends) on our common stock. FATCA withholding also applies to gross proceeds from the sale or other disposition of our common stock; however, proposed regulations would eliminate withholding on such proceeds.  IRS stated in the preamble to these proposed regulations that taxpayers may rely on the proposed regulations until final regulations are issued. You should consult your tax advisors regarding the possible implications of FATCA on your investment in our common stock.

The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common, including the consequences of any proposed change in applicable laws.

UNDERWRITING

In connection with this offering, we will enter into an underwriting agreement with The Benchmark Company, LLC as representative for the underwriters in this offering. Each underwriter named below has severally agreed to purchase from us, on a firm commitment basis, the number of shares of common stock set forth opposite its name below, at the public offering price, less the underwriting discount set forth on the cover page of this prospectus.

Underwriter Number of shares

The Benchmark Company, LLC

Total:

The underwriting agreement will provide that the underwriters are obligated to purchase all of the common stock offered by this prospectus, other than those covered by the over-allotment option, if any shares of common stock are purchased. The underwriters are offering the shares when, as and if issued to and accepted by them, subject to a number of conditions. These conditions include, among other things, the requirements that no stop order suspending the effectiveness of the registration statement be in effect and that no proceedings for this purpose have been initiated or threatened by the SEC.

The representative of the underwriters has advised us that the underwriters propose to offer our common stock to the public at the offering price set forth on the cover page of this prospectus and to selected dealers at that price less a concession of not more than $               per share. The underwriters and selected dealers may re-allow a concession to other dealers, including the underwriters, of not more than $              per share. After completion of the public offering of the shares of common stock, the offering price, the concessions to selected dealers and the reallowance to their dealers may be changed by the underwriters.

We have been advised by the representative of the underwriters that the underwriters intend to make a market in our securities but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with the offering, the underwriters or certain of the securities dealers may distribute prospectuses electronically.

Certain broker-dealers in Japan will act as selling agents (collectively, the "Japan Agents") in connection with sales to residents of Japan of our common stock offered hereby. The Japan Agents will not purchase from us any shares of our common stock offered hereby, but rather, will act as agents to identify and refer to the underwriters certain investors located in Japan.

Over-allotment Option

We have granted a 45-day option to the underwriters, exercisable one or more times in whole or in part, to purchase up to an additional            shares of common stock on the same terms as the other shares being purchased by the underwriters from us, underwriting discounts and commissions to cover over-allotments, if any. The underwriters may exercise this option only to cover over-allotments made in connection with this offering. If the underwriters exercise this option in whole or in part, then the underwriters will be committed, subject to the conditions described in the underwriting agreement, to purchase the additional offered securities in proportion to each of their commitments set forth in the prior table.

Underwriters’ Compensation

Except as disclosed in this prospectus, the underwriters have not received and will not receive from us any other item of compensation or expense in connection with this offering considered by the Financial Industry Regulatory Authority, Inc. (“FINRA”), to be underwriting compensation under its rule of fair price.

Discount

The underwriting discount is equal to the public offering price per share, less the amount paid by the underwriters to us per share. The underwriting discount was determined through an arms’ length negotiation between us and the underwriters.

We have agreed to sell the shares of common stock to the underwriters at the initial offering price of $    per share, which represents the initial public offering price of the shares of common stock set forth on the cover page of this prospectus less a 7% underwriting discount. Each Japan Agent will receive a commission percentage depending on the type of investor referral and other considerations. These commissions will be paid to the Japan Agents by the underwriters and will not be paid by us.  Accordingly, the net proceeds to us per share will be the same for all shares of our common stock offered hereby, irrespective of the involvement of the Japan Agents. Mr. Higashida, our Chief Executive Officer and Chairman of the Board, will also identify and refer to the underwriters certain investors located in Japan, for which Mr. Higashida will receive no compensation.

The following table shows the public offering price, total underwriting discounts and commissions to be paid to the underwriters, the non-accountable expense allowance, and the net proceeds to us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase            additional common shares.

Total
	Per share	Without Over-Allotment Option	With Over-Allotment Option
Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Non-accountable expense allowance	$	$	$
Net proceeds to us	$	$	$

Expense Reimbursement

We have agreed to pay a non-accountable expense allowance to the underwriters equal to 1.0% of the gross proceeds received in this offering. In addition to the non-accountable expense allowance, we have also agreed to pay or reimburse the underwriters for certain of the underwriters’ out-of-pocket expenses relating to the offering, including all reasonable fees and expenses of the underwriters’ outside legal counsel, which shall not exceed in the aggregate $150,000. All fees already paid shall be reimbursable to us to the extent not actually incurred. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $600,000.

Warrants

Upon the closing of this offering, we have agreed to sell to the underwriters a warrant to purchase up to 5% of the number of shares of common stock sold in this offering. The warrant will be exercisable at a per share and warrant exercise price equal to 100% of the public offering price per share sold pursuant to this offering, subject to standard anti-dilution adjustments for share splits and similar transactions. The warrant will be exercisable at any time, and from time to time, in whole or in part, during the period from the effective date of the offering, which period shall not extend further than five years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(G)(i). The warrant is also exercisable on a cashless basis. The warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to FINRA Rule 5110(g)(1). Except as permitted by Rule 5110(g)(1), the underwriters (or permitted assignees under the Rule) will not sell, transfer, assign, pledge, or hypothecate the warrants or the securities underlying the warrants, nor will any, of them engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the option or the underlying securities for a period of 180 days from the date of effectiveness of the registration statement of which this prospectus forms a part or the commencement of sales under this prospectus. Although the warrants and the underlying shares have been registered in the registration statement of which this prospectus forms a part, we have also agreed on only one occasion to register all of such underlying common shares at such time as we become eligible to file a resale registration statement on Form S-3. These registration rights apply to all of the securities directly and indirectly issuable upon exercise of the warrants, and shall expire on the fifth anniversary of the effective date of the registration statement of which this prospectus forms a part. We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants, other than underwriting commissions incurred and payable by the holders.

Lock-up Agreements

We have agreed with the underwriters that we will not, without the prior consent of The Benchmark Company, LLC, as representative of the underwriters, directly or indirectly sell, offer, contract or grant any option to sell, pledge, transfer, or otherwise dispose of or enter into any transaction which may result in the disposition of any common stock or securities convertible into, exchangeable or exercisable for any common stock for a period of six months after the closing of this offering.

In addition, each of our executive officers and directors and our primary stockholder have agreed with the underwriters not to directly or indirectly sell, offer, contract or grant any option to sell, pledge, transfer (excluding intra-family transfers, transfers to a trust for estate planning purposes or to beneficiaries of officers, directors and shareholders upon their death), or otherwise dispose of or enter into any transaction which may result in the disposition of any common stock or securities convertible into, exchangeable or exercisable for any common stock, without the prior written consent of The Benchmark Company, LLC, as representative of the underwriters, for a period of six months after the closing date of this offering.

Stabilization

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may over-allot in connection with this offering by selling more shares than they are obligated to purchase under the underwriting agreement, creating a short position in our common stock. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares of common of stock over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares of common stock involved is greater than the number of shares in the over-allotment option. To close out a short position or to stabilize the price per share of our common stock the underwriters may bid for, and purchase, common stock in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of the common stock available for purchase in the open market as compared to the price at which it may purchase the common stock through the over-allotment option. If the underwriters sell more than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased common stock sold by or for the account of such underwriter in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, common stock in market making transactions, including “passive” market making transactions as described below.

The foregoing transactions may stabilize or maintain the market price of our common stock at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on a national securities exchange or otherwise.

In connection with this offering, the underwriters and selling group members, if any, or their affiliates may engage in passive market making transactions in common stock on a national securities exchange immediately prior to the commencement of sales in this offering, in accordance with Rule 103 of Regulation M under the Exchange Act. Rule 103 generally provides that:

•a passive market maker may not effect transactions or display bids for our common stock in excess of the highest independent bid price by persons who are not passive market makers; net purchases by a passive market maker on each day are generally limited to 30% of the passive market maker’s average daily trading volume in our common share during a specified two-month prior period or 200 shares, whichever is greater, and must be discontinued when that limit is reached; and

•passive market making bids must be identified as such.

Passive market making may stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Participation in Future Offerings

Until twelve months from the closing of the offering, the underwriters shall have a right of first refusal to act on our behalf as lead or managing underwriters or exclusive financial advisors for any offering of securities, merger, acquisition or similar transaction.

Determination of Offering Price

Prior to this offering, there has not been a public market for our shares. The public offering price of the shares offered by this prospectus has been determined by negotiation between us and the underwriters. Among the factors considered in determining the public offering price of the shares were:

•our history and our prospects;

•our financial information and historical performance;

•the industry in which we operate;

•the status and development prospects for our products and services;

•the experience and skills of our executive officers; and

•the general condition of the securities markets at the time of this offering.

The offering price stated on the cover page of this prospectus should not be considered an indication of the actual value of the common stock. That price is subject to change as a result of market conditions and other factors, and we cannot assure you that the common stock can be resold at or above the public offering price.

Listing

We have applied to list our common stock on the Nasdaq Capital Market under the symbol “NUZE.”

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by the underwriters of this offering, or by its affiliates. Other than the prospectus in electronic format, the information on the underwriters’ website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters in their capacity as underwriters, and should not be relied upon by investors.

Other Relationships

The underwriters have informed us that they do not expect to confirm sales of our common stock offered by this prospectus to any accounts over which they exercise discretionary authority.

Some of the underwriters and their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They may in the future receive customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers.

Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions Outside the United States

Notice to Prospective Investors in Canada

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor. Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering. The common shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the common shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to and is only directed at persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 within, and/or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom who is not a relevant person should not act or rely on this prospectus or any of its contents.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common shares may not be circulated or distributed, nor may the common shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Notice to Prospective Investors in the People’s Republic of China

This prospectus may not be circulated or distributed in China and the common shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of China except pursuant to applicable laws, rules and regulations of China. For the purpose of this paragraph only, China does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Notice to Prospective Investors in Hong Kong

The common shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to our common shares be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to our common shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Taiwan, the Republic of China

The common shares have not been and will not be registered with the Financial Supervisory Commission of the Republic of China (“Taiwan”), pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in any manner which would constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or would otherwise require registration with or the approval of the Financial Supervisory Commission of Taiwan.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Polsinelli PC, Los Angeles, California. Schiff Hardin LLP, Washington, DC, is representing the underwriters.

EXPERTS

The consolidated financial statements of NuZee, Inc. (the “Company”) as of September 30, 2019 and 2018 and for each of the two years in the period ended September 30, 2019 included in this prospectus have been so included in reliance on the report (which includes an explanatory paragraph relating to NuZee’s ability to continue as a going concern as described in Note 2 to the financial statements) of MaloneBailey, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock and public warrants, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

We file annual, quarterly and special reports and other information with the SEC. Our filings with the SEC are available to the public on the SEC’s website at www.sec.gov. Those filings will also be available to the public on, or accessible through, our corporate website at www.mynuzee.com. You may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information we file with the SEC or contained on or accessible through our corporate website or any other website that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part.

NUZEE, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Audited Annual Financial Statements As of and For the Years Ended September 30, 2019 and 2018

Report of Independent Registered Public Accounting FirmF-2

Financial Statements:

Consolidated Balance SheetsF-3

Consolidated Statements of OperationsF-4

Consolidated Statements of Comprehensive LossF-5

Consolidated Statements of Changes in Stockholder’s EquityF-6

Consolidated Statements of Cash FlowsF-7

Notes to Consolidated Audited Financial StatementsF-8

Unaudited Interim Financial Statements As of and For the Three Months Ended December 31, 2019 and 2018

Financial Statements:

Consolidated Balance Sheets (unaudited)F-23

Consolidated Statements of Operations (unaudited)F-24

Consolidated Statements of Comprehensive Income (Loss) (unaudited)F-25

Consolidated Statements of Changes in Stockholder’s Equity (Deficit) (unaudited)F-26

Consolidated Statements of Cash Flows (unaudited)F-27

Notes to Consolidated Unaudited Financial Statements (unaudited)F-28

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

NuZee, Inc.

Plano, Texas

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of NuZee, Inc. and its subsidiaries (collectively, the “Company”) as of September 30, 2019 and 2018, and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2019 and 2018, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of September 30, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and our report dated December 24, 2019 expressed an adverse opinion.

Going Concern Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ MaloneBailey, LLP

www.malonebailey.com

We have served as the Company’s auditor since 2013.

Houston, Texas

December 24, 2019

NuZee, Inc.

CONSOLIDATED BALANCE SHEETS

	September 30, 2019	September 30, 2018
ASSETS
Current assets:
Cash	$ 1,326,040	$ 1,806,666
Accounts receivable, net	540,310	144,632
Accounts receivable - Related party	-	222
Inventories, net	500,986	134,877
Other current assets	372,456	134,632
Other current assets - Related party	460	33,887
Total current assets	2,740,252	2,215,002

Property and equipment, net	1,875,591	674,393

Other assets:
Goodwill	-	17,112
Customer List, net	-	34,424
Other asset	634,701	41,581
	634,701	93,117

Total assets	$ 5,250,544	$ 2,982,512

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$ 341,095	$ 268,283
Current portion of long-term loan payable	101,148	44,229
Other current liabilities	531,861	160,773
Other current liabilities - Related party	2,812	2,782
Total current liabilities	976,916	476,067

Non-current liabilities:
Loan payable - long term, net of current portion	$ 156,816	$ 88,063
Other non-current liabilities	1,750	6,317
	158,566	94,380

Total liabilities	1,135,482	570,447

Stockholders’ equity :
Common stock; 100,000,000 shares authorized, $0.00001 par value; 13,617,366 and 13,194,591 shares issued	$ 137	$ 132
Additional paid in capital	28,898,344	14,957,491
Accumulated deficit	(24,795,687)	(12,607,722)
Accumulated other comprehensive loss	(90,635)	(30,967)
Total NuZee, Inc. shareholders’ equity	4,012,159	2,318,934
Noncontrolling interest	102,903	93,131
Total stockholders’ equity	4,115,062	2,412,065

Total liabilities and stockholders’ equity	$ 5,250,544	$ 2,982,512

The accompanying notes are an integral part of these consolidated financial statements

NuZee, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended September 30, 2019	Year Ended September 30, 2018
Revenues, net	$ 1,793,590	$ 1,388,972
Cost of sales	1,498,473	1,321,755
Gross Profit	295,117	67,217

Operating expenses	12,399,282	3,685,186
Loss from operations	(12,104,165)	(3,617,969)

Other income	39,237	63,484
Equity in loss of unconsolidated affiliate	-	(10,733)
Other expense	(144,741)	(1,906)
Interest expense	(5,267)	(2,468)
Net loss	(12,214,936)	(3,569,592)
Net income (loss) attributable to noncontrolling interest	(26,971)	7,579
Net loss attributable to NuZee, Inc.	($12,187,965)	($3,577,171)

Basic and diluted loss per common share	$ (0.88)	$ (0.29)

Basic and diluted weighted average number of common stock outstanding	13,867,643	12,234,107

The accompanying notes are an integral part of these consolidated financial statements

NuZee, Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	NuZee, Inc.		Noncontrolling Interests		Total
For the years ended September 30, 2019 and 2018	2019	2018	2019	2018	2019	2018
Net income (loss)	$ (12,187,965)	$ (3,577,171)	$ (26,271)	$ 7,579	$ (12,214,936)	$ (3,569,592)

Foreign currency translation	(59,668)	(10,287)	36,743	(7,305)	(22,925)	(17,592)
Total other comprehensive income (loss), net of tax	(59,668)	(10,287)	36,743	(7,305)	(22,925)	(17,592)
Comprehensive income (loss)	$ (12,247,633)	$ (3,587,458)	$ 9,772	$ 274	$ (12,237,861)	$ (3,587,184)

The accompanying notes are an integral part of these consolidated financial statements

NuZee, Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Common stock		Additional paid-in capital	Accumulated deficit	Noncontrolling interest	Accumulated other comprehensive income (loss)	Total stockholders’ equity
	Shares	Amount

Balance September 30, 2017	11,573,513	$ 116	$ 9,718,879	$ (9,030,551)	$ 92,957	$ (20,680)	$ (760,621)
Common stock issued for cash	1,602,988	16	4,542,643	-	-	-	4,542,659
Common stock issued for service	11,534	-	14,880	-	-	-	14,880
Stock issuance costs	6,556	-	(157,690)	-	-	-	(157,690)
Stock option expense	-	-	838,779	-	-	-	838,779
Other comprehensive gain (loss)	-	-	-	-	(7,305)	(10,287)	(17,592)
Net gain (loss)	-	-	-	(3,577,171)	7,579	-	(3,569,592)
Balance September 30, 2018	13,194,591	$ 132	$ 14,957,491	$(12,607,722)	$93,131	$(30,967)	$2,412,065
Common stock issued for cash	366,814	4	5,947,918	-	-	-	5,947,922
Common stock issued to settle payables	5,961	-	123,923	-	-	-	123,923
Stock option expense	-	-	7,859,141	-	-	-	7,859,141
Common stock issued for services	50,000	1	37,499				37,500
Stock issuance costs	-	-	(27,628)	-	-	-	(27,628)
NuZee foreign currency gain(loss)	-	-	-	-	36,743	(59,668)	(22,925)
Net loss	-	-	-	(12,187,965)	(26,971)	-	(12,214,936)
Balance September 30, 2019	13,617,366	$ 137	$28,898,344	$(24,795,687)	$102,903	$(90,635)	$4,115,062

The accompanying notes are an integral part of these consolidated financial statements

NuZee, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended September 30, 2019	For the Year Ended September 30, 2018
Operating activities:
Net loss	$ (12,187,965)	$ (3,569,592)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and Amortization	452,207	163,323
Loss on sale of assets	6,096	1,906
Stock option expense	7,859,141	838,779
Common stock issued for services	37,500	14,880
Inventory impairment	-	81,496
Allowance for (recovery of) doubtful accounts, net	(30,313)	83,030
Loss on settlement of payable	91,684	-
Equity in loss of unconsolidated affiliate	-	10,733
Change in operating assets and liabilities:
Accounts receivable	(365,364)	(85,041)
Accounts receivable - Related party	222	12,033
Inventories	(366,109)	49,111
Prepaid expenses and other current assets	(277,738)	(33,781)
Other current assets - Related party	33,428	(4,807)
Other asset	(451)	-
Accounts payable	(19,490)	161,645
Other liabilities	(4,567)	1,704
Accrued expense and other current liabilities	371,088	38,047
Deferred revenue	-	(74,222)
Other current liabilities - Related party	30	-
Net cash used in operating activities	(4,400,601)	(2,310,756)

Investing activities:
Purchase of equipment	(1,469,128)	(550,206)
Proceeds from sales of equipment	23,600	-
Cash paid for deposit on equipment	(592,440)	-
Net cash used in investing activities	(2,037,968)	(550,206)

Financing activities:
Proceeds from issuance of common stock	5,947,922	4,542,659
Stock issuance cost	(27,628)	(157,690)
Proceeds from loans – long term	-	(3,259)
Proceeds from issuance of loan - short term - Related party	-	341,000
Repayment of loans - short term -	(54,350)	(45,118)
Repayment of loans - short term - Related party	-	(341,200)
Borrowing of loans – long term	138,953	-
Net cash provided by financing activities	6,004,897	4,336,392

Effect of foreign exchange on cash and cash equivalents	(46,954)	(16,091)

Net change in cash	(480,626)	1,459,339

Cash, beginning of period	1,806,666	347,327
Cash, end of period	$ 1,326,040	$ 1,806,666

Supplemental disclosure of cash flow information:
Cash paid for interest	$ 1,500	$ 3,909
Cash paid for taxes	$ 800	$ 800

Noncash investing and financing activities:
Auto purchased on loan	$ 38,127	$ -
Equipment purchased on account	$ 124,540	$ -
Stock issued to settle payables	$ 32,239	$ -

The accompanying notes are an integral part of these consolidated financial statements

NuZee, Inc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2019

1. ORGANIZATION

NuZee, Inc. (the “Company”, “we”, “our”, “us’) was incorporated on November 9, 2011 in Nevada. The Company is a start-up organization which is a specialty coffee company and the leading single serve pour over coffee co-packer in the United States. We look to leverage our position as a co-packer at the forefront of the North American single serve pour over coffee market to revolutionize the way single serve coffee is enjoyed in the United States. While the United States is our core market, we also have single serve pour over coffee sales operations in Japan as well as manufacturing and sales operations in Korea. In addition, we plan to opportunistically leverage our strengths and relationships to grow our proprietary NuZee, Coffee Blenders®, Twin Peaks® and Pine Ranch® brands in the United States and select international markets.

On August 16, 2016, the Company entered into a Share Exchange Agreement with NuZee JAPAN Co., Ltd (“NuZee JP”) and its shareholders whereby the Company exchanged 382,911 shares of its common stock, par value $0.00001 per share, for seventy percent (70%) of the issued and outstanding common stock of NuZee JP. The acquisition of NuZee JP closed on October 3, 2016.

NuZee JP was incorporated on December 16, 2013 in Aichi, Japan and is a start-up organization which markets and distributes consumer products primarily in the beverage segment. NuZee JP primarily intends to purchase and resell its proprietary products directly to consumers through its website portal as well as through online stores such as Rakuten and Japan Post online shop.

On June 8, 2018, the Company started business in South Korea as NuZee KOREA Ltd. (“NuZee KR”).

On September 11, 2018, NuZee Investments Co, Ltd. (“NuZee INV”) was founded in Japan as a wholly owned subsidiary of the Company. NuZee INV primarily manages the Company’s capital raising efforts in Japan as well as investor relations for Japanese shareholders.

On October 28, 2019, we completed a l-for-3 reverse stock split, which became effective on November 12, 2019. All share and per share information included in these financial statements and notes thereto have been retroactively adjusted to give effect to the reverse stock split.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies presented below is designed to assist in understanding the Company’s financial statements. Such financial statements and accompanying notes are the representations of the Company’s management, who are responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America (“GAAP”) in all material respects and have been consistently applied in preparing the accompanying financial statements.

Reclassification

Certain amounts in the prior period financial statements have been reclassified to conform to the presentation of the current period financial statements. These reclassifications had no effect on the previously reported net loss.

Earnings per Share

Basic earnings per common share is equal to net earnings or loss divided by the weighted average of shares outstanding during the reporting period. Diluted earnings per share reflects the potential dilution that could occur if stock options and other commitments to issue common stock were exercised or equity awards vest resulting in the issuance of common stock that could share in the earnings of the Company. The Company incurred a net loss for the years ended September 30, 2019 and 2018, respectively and therefore, basic and diluted earnings per share for those periods are the same because all potential common equivalent shares would be antidilutive.

Going Concern and Capital Resources

Since its inception, the Company has devoted substantially all of its efforts to business planning, research and development, recruiting management and technical staff, acquiring operating assets and raising capital. The Company has generated limited revenues from its principal operations, and there is no assurance of future revenues.

As of September 30, 2019, the Company had cash of $1,326,040 and working capital of $1,763,336. However, the Company has not attained profitable operations since inception.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which contemplates continuation of the Company as a going concern. The Company has had limited revenues, recurring losses and an accumulated deficit. These items raise substantial doubt as to the Company’s ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. The Company’s continued existence is dependent upon management’s ability to develop profitable operations, continued contributions from the Company’s executive officers to finance its operations and the ability to obtain additional funding sources to explore potential strategic relationships and to provide capital and other resources for the further development and marketing of the Company’s products and business.

Use of Estimates

In preparing these consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amount of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value is an estimate of the exit price, representing the amount that would be received to, sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction cost. Fair value measurement under generally accepted accounting principles provides for use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3: Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

The Company does not have any assets or liabilities that are required to be measured and recorded at fair value on a recurring basis.

The carrying amounts of cash, accounts receivable, accounts payable, accrued liabilities and short-term debt approximate fair value because of the short-term nature of these instruments. The carrying amount of long-term debt approximates fair value because the debt is based on current rates at which the Company could borrow funds with similar remaining maturities. Fair value estimates are made at a specific point in time, based on relevant market information about the financial instruments when available. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Cash and Cash Equivalents

The Company considers all highly-liquid investments with original maturities of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of September 30, 2019 and 2018.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company places its cash with high quality banking institutions. From time to time, the Company may or may not maintain cash balances at certain institutions in excess of the Federal Deposit Insurance Corporation limit.

Accounts Receivable

Trade accounts receivable are periodically evaluated for collectability based on past credit history with customers and their current financial condition. Bad debts expense or write offs of receivables are determined on the basis of loss experience, known and inherent risks in the receivable portfolio and current economic conditions. The Company recognized $119,569 and $169,517 of allowance for doubtful accounts as of September 30, 2019 and 2018, respectively.

Major Customers

For the years ended September 30, 2019 and 2018, revenue was primarily from major customers disclosed below.

For the year ended September 30, 2019:

Customer Name	Sales Amount	% of Total Revenue	Accounts Receivable Amount	% of Total Accounts Receivable
Customer K	$344,275	19%	$330,121	61%
Customer M	$333,855	19%	$35,577	7%
Customer WP	$282,905	16%	$74,633	14%

For the year ended September 30, 2018:

Customer Name	Sales Amount	% of Total Revenue	Accounts Receivable Amount	% of Total Accounts Receivable
Customer M	$898,330	64%	$99,203	69%

Lease

The Company evaluates each lease for classification as either a capital lease or an operating lease. If substantially all of the benefits and risks of ownership have been transferred to the Company as lessee, the Company records the lease as a capital lease at its inception. The Company performs this evaluation at the inception of the lease and when a modification is made to a lease. If the lease agreement calls for a scheduled rent increase during the lease term, the Company recognizes the lease expense on a straight-line basis over the lease term.

NuZee JAPAN Co., Ltd is the lessee of certain equipment under a capital lease extending through 2021. The asset and liability under the capital lease are recorded at the lower of the present value of the minimum lease payments, or the fair value of the asset. Leased equipment is depreciated over a 6-year life. The leased equipment is reported in the accompanying consolidated balance sheets in property and equipment of $6,651 as of September 30, 2019. The capital lease liability is included in other current liabilities on the consolidated balance sheets.

Future minimum lease payments under capital lease as of September 30, 2019 for each of the remaining years are as follows:

2020	4,901
2021	1,750
Total Minimum Lease Payments	$ 6,651

On May 7, 2019, we entered into a lease of 16,603 square-foot facility in Plano, Texas. The lease begins on June 1, 2019 and expires on June 30, 2024, and the base rent begins at $9,616 per month and increases periodically reaching $10,823 per month in the final year of the lease. The base rent does not include the Company’s share of operating expenses which are currently $3,348 per month and could increase up to 10% per year. This facility will become our future single serve pour over co-packing hub.

The Company leases office spaces under leases with terms ranging from month to month to 61 months. Rent expense included in general and administrative expense for the years ended September 30, 2019 and 2018 was $169,624 and $74,001 respectively.

Future minimum rents as of September 30, 2019 for each of the remaining years are as follows:

2020	$212,286
2021	159,923
2022	163,516
2023	167,216
2024	127,539
Total Minimum Lease Payments	$830,480

Principles of Consolidation

The Company prepares its financial statements on the accrual basis of accounting. The accompanying consolidated financial statements include the accounts of the Company and its majority owned subsidiary which has a fiscal year end of September 30. All significant intercompany accounts, balances and transactions have been eliminated in the consolidation.

The Company consolidates its subsidiary in accordance with ASC 810, and specifically ASC 810-10-15-8 which states, the usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule ownership by one reporting entity, directly or indirectly, or over 50% of the outstanding voting shares of another entity is a condition pointing toward consolidation.

NuZee JAPAN Co., Ltd (“NuZee JP”), NuZee KOREA Ltd (“NuZee KR”) and NuZee Investments Co., Ltd. (“NuZee INV”) are wholly owned subsidiaries of the Company.

Foreign Currency Translation

The financial position and results of operations of the Company’s foreign subsidiary is measured using the foreign subsidiary’s local currency as the functional currency. Revenues and expenses of such subsidiary has been translated into U.S. dollars at average exchange rates prevailing during the period. Assets and liabilities have been translated at the rates of exchange on the balance sheet date. The resulting translation gain and loss adjustments are recorded directly as a separate component of stockholders’ equity, unless there is a sale or complete liquidation of the underlying foreign investment. Foreign currency translation adjustment recorded to other comprehensive loss amounted to $59,668 and $10,287 as of September 30, 2019 and 2018, respectively.

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred. Foreign currency transaction (gains) losses included in the consolidated statements of operations totaled $(1,615) and $(17,192) for the years ended September 30, 2019 and 2018, respectively.

Equity Method

Investee companies that are not consolidated, but over which the Company exercises significant influence, are accounted for under the equity method of accounting. Whether or not the Company exercises significant influence with respect to an investee depends on an evaluation of several factors including, among others, representation on the investee company’s board of directors and ownership level, which is generally a 20% to 50% interest in the voting securities of the investee company. Under the equity method of accounting, an investee company’s accounts are not reflected within the Company’s consolidated balance sheets and consolidated statements of operations; however, the Company’s share of the earnings or losses of the Investee company is reflected in the caption ‘‘Equity in loss of unconsolidated affiliate’’ in the consolidated statements of operations. The Company’s carrying value in an equity method investee company is reflected in the caption ‘‘Investment in unconsolidated affiliate’’ in the Company’s consolidated balance sheets.

When the Company’s carrying value in an equity method investee company is reduced to zero, no further losses are recorded in the Company’s consolidated financial statements unless the Company guaranteed obligations of the investee company or has committed additional funding. When the investee company subsequently reports income, the Company will not record its share of such income until it equals the amount of its share of losses not previously recognized.

Goodwill

The Company evaluates goodwill on an annual basis or more frequently if management believes indicators of impairment exist. Such indicators could include, but are not limited to (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. If management concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, management conducts a two-step quantitative goodwill impairment test. The first step of the impairment test involves comparing the fair value of the applicable reporting unit with its carrying value. The Company estimates the fair values of its reporting units using a combination of the income, or discounted cash flows, approach and the market approach, which utilizes comparable companies’ data. If the carrying amount of a reporting unit exceeds the reporting unit’s fair value, management performs the second step of the goodwill impairment test. The second step of the goodwill impairment test involves comparing the implied fair value of the affected reporting unit’s goodwill with the carrying value of that goodwill. The amount, by which the carrying value of the goodwill exceeds its implied fair value, if any, is recognized as an impairment loss. During the year ended September 30, 2019, it was determined that the entire amount of the carrying amount of goodwill was impaired and as a result, goodwill of $17,112 was written off during the year.

Revenue Recognition

In May 2014, the FASB issued Accounting Standards Update No. 2014-09 (Topic 606) “Revenue from Contracts with Customers.” Topic 606 supersedes the revenue recognition requirements in Topic 605 “Revenue Recognition” (Topic 605). The new standard’s core principle is that an entity will recognize revenue at an amount that reflects the consideration to which the entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in the standard are applied in five steps: 1) Identify the contract(s) with a customer; 2) Identify the performance obligations in the contract; 3) Determine the transaction price; 4) Allocate the transaction price to the performance obligations in the contract; and 5) Recognize revenue when (or as) the entity satisfies a performance obligation. We adopted Topic 606 as of October 1, 2018 on a modified retrospective basis. The adoption of Topic 606 did not have a material impact on our consolidated financial statements, including the presentation of revenues in our Consolidated Statements of Operations.

Return and Exchange Policy

The Company provides a 30-day money-back guarantee if a buyer is not satisfied with a product. All of the products are thoroughly inspected and securely packaged before they are shipped to ensure buyers receive the best possible product. If for any reason buyers are unsatisfied with the products, they can return them and the Company will exchange or refund the purchase minus any shipping charges. For the wholesale customers, return policies varies based on their specific agreements with customers. Under chargebacks agreements with the customers, the Company agrees to reimburse the seller for a portion of the costs incurred by the seller to advertise and promote certain of the Company’s products. The Company estimates, accrues and recognized such chargebacks. These amounts are included in the determination of net sales.

As of September 30 2019 and September 30, 2018, the Company had $119,569 and $169,517 of sales allowances for estimated chargebacks and returns, respectively. Revenue recognized is net of sales allowances

Cost Recognition

Cost of products sold is primarily comprised of direct materials consumed in the manufacturing of co-packing arrangements or the production of our own products for resale. Cost of products sold also includes directly related labors’ salaries and other overhead cost.

Selling, General and Administrative Expense

Selling, general and administrative expense (SG&A) is primarily comprised of marketing expenses, research and development costs, administrative and other indirect overhead costs, depreciation expense and other miscellaneous operating items. Personnel expenses, occupying a majority portion of SG&A, were $1,042,788 and $787,723 for the years ended September 30, 2019 and 2018, respectively. In some situations, the Company covers shipping fees and the shipping and handling expenses are recorded under operating expenses in the consolidated statements of operations.

Advertising Expenses

The Company expenses advertising costs when incurred. Advertising expense for the years ended September 30, 2019 and 2018 is as follows:

	September 30, 2019	September 30, 2018
Advertising	$ 57,357	$ 63,304

The consolidated statements of cash flows are prepared using the indirect method, which reconciles net loss to cash flow from operating activities. The reconciliation adjustments include the removal of timing differences between the occurrence of operating receipts and payments and their recognition in net loss. The adjustments also remove cash flows arising from investing and financing activities, which are presented separately from operating activities.

Research and Development

Research and development expenses are expensed in the consolidated statements of operations as incurred in accordance with FASB ASC 730, Research and Development. Research and development expenses for the years ended September 30, 2019 and 2018 amounted to $1,825 and $18,166, respectively.

Inventory

Inventory, consisting principally of raw materials, work in process and finished goods held for production and sale, is stated at the lower of cost or net realizable value, cost being determined using the weighted average cost method. The Company reviews inventory levels at least quarterly and records a valuation allowance when appropriate. At September 30, 2019 and 2018, the carrying value of inventory of $500,986 and $134,877 respectively, reflected on the consolidated balance sheets is net of this adjustment.

	September 30, 2019	September 30, 2018
Raw materials	$ 327,985	$ 30,200
Finished goods	173,001	104,677
Less - Inventory reserve	-	-
Total	$ 500,986	$ 134,877

Property and Equipment

Property and equipment is stated at cost, net of accumulated depreciation. The Company generally depreciates property and equipment on a straight-line basis over the estimated useful lives of the assets after the assets are placed in service except for NuZee KR which uses the declining balance method. Office equipment is depreciated over a 3-

year life, furniture over a 7-year life, and other equipment over a 5-year life. Depreciation expense for the years ended September 30, 2019 and 2018 was $400,671 and $151,848 respectively. Repair and maintenance costs are expensed as incurred. Expenditures associated with upgrades and enhancements that improve, add functionality, or otherwise extend the life of property and equipment that exceed $1,000 are capitalized. Property and equipment as of September 30, 2019 and 2018 consist of:

	September 30, 2019	September 30, 2018
Furniture & Fixture	$ 85,872	$ 25,642
Machinery & Equipment	2,317,929	806,374
Vehicles	63,727	44,657
Leasehold Improvements	65,113	56,809
Software	--	14,807
Less - Accumulated Depreciation	(657,050)	(273,896)
Net Property and Equipment	$ 1,875,591	$ 674,393

The Company is required to make deposits or prepayments and progress payments on equipment purchases before the Company receives possession and title. As a result, the Company accounts for such payments as Other Assets until it has possession at which time the equipment is recorded as Property and Equipment. Deposits for purchase of equipment as of September 30, 2019 is $592,440.

Samples

The Company distributes samples of its products as a component of its marketing program. Costs for samples are expensed at the time the samples are produced and recorded under operating expenses in the consolidated statements of operations.

Long-Lived Assets

The Company tests long-lived assets or asset groups for recoverability when events or changes in circumstances indicated that their carrying amount may not be recoverable. Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and a current expectation that the asset will more likely than not be sold or disposed significantly before the end of its estimated useful life.

Recoverability is assessed based on the carrying amount of the asset and its fair value which is generally determined based on the sum of the undiscounted cash flows expected to result from the use and the eventual disposal of the asset, as well as specific appraisal in certain instances.

Intangible Assets

Intangible assets have either an identifiable or indefinite useful life. Intangible assets with identifiable useful lives are amortized on a straight-line basis over their economic or legal life, whichever is shorter. The Company’s amortizable intangible asset consists of customer list which, recognized as a result of the acquisition of NuZee JAPAN Co., Ltd..

As of September 30, 2019, the Company evaluated its intangible asset and as a result of this evaluation the balance was written off.

	September 30, 2019
	Gross Carrying	Accumulated	Net Carrying
	Amount	Amortization	Amount
Amortized intangible assets:
Customer List	$ 57,374	($57,374)	-
Total	$ 57,374	($57,374)	-

Aggregate amortization expense for the years ended September 30, 2019, and September 30, 2018, totaled $34,424 and $11,475, respectively.

Income Taxes

In accordance with ASC 740 - Income Taxes, the provision for income taxes is computed using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, are not expected to be realized.

The Company also follows the guidance related to accounting for income tax uncertainties. In accounting for uncertainty in income taxes, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. No liability for unrecognized tax benefits was recorded as of September 30, 2019 and 2018.

Related parties

A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

Stock-based Compensation

We account for share-based awards issued to employees in accordance with Accounting Standards Codification (ASC) 718, “Compensation-Stock Compensation”. Accordingly, employee share-based payment compensation is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the requisite service period, which is normally the vesting period. Share-based compensation to directors is treated in the same manner as share-based compensation to employees, regardless of whether the directors are also employees. We account for share-based compensation to persons other than employees in accordance with FASB ASC 505-50. Equity instruments issued to other than employees are valued at the earlier of a commitment date or upon completion of the services, based on the fair value of the equity instruments and is recognized as expense over the service period. We estimate the fair value of share-based payments using the Black Scholes option-pricing model for common stock options and warrants and the closing price of our common stock for common share issuances. We recognized forfeitures as they occurred.

Comprehensive income/loss

Comprehensive income/loss is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, all items that are required to be recognized under current accounting standards as components of comprehensive income/loss are required to be reported in a financial statement that is presented with the same prominence as other financial statements. The Company’s current component of other comprehensive income/loss pertain to foreign currency translation adjustments.

Non-controlling Interests

Non-controlling interests represent third-party ownership in the net assets of the Company’s consolidated subsidiary and are presented as a component of equity.

Segment Information

ASC Topic 280, “Disclosures about Segments of an Enterprise and Related Information,” established standards for the way that public business enterprises report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating

Segments in interim financial reports issued to stockholders. Management has determined that the Company operates in one business segment, which is the commercialization and development of functional beverages.

Recent Accounting Pronouncements

In June 2018, the FASB issued ASU 2018-07 which simplifies several aspects of the accounting for non-employee transactions by stipulating that the existing accounting guidance for share-based payments to employees (accounted for under ASC Topic 718, “Compensation-Stock Compensation”) will also apply to non-employee share-based transactions (accounted for under ASC Topic 505, “Equity”). ASU 2018-07 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company implemented ASU 2018-07 on October 1, 2019 and the Company does not believe the impact of this implementation will be material to its financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), to provide guidance on recognizing lease assets and lease liabilities on the consolidated balance sheet and disclosing key information about leasing arrangements, specifically differentiating between different types of leases. The core principle of Topic 842 is that a lessee should recognize the assets and liabilities that arise from all leases. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from previous GAAP. There continues to be a differentiation between finance leases and operating leases. However, the principal difference from previous guidance is that the lease assets and lease liabilities arising from operating leases should be recognized in the consolidated balance sheet. The accounting applied by a lessor is largely unchanged from that applied under previous GAAP. The amendments will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, and early adoption is permitted. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The modified retrospective approach includes a number of optional practical expedients that entities may elect to apply. These practical expedients relate to the identification and classification of leases that commenced before the effective date, initial direct costs for leases that commenced before the effective date, and the ability to use hindsight in evaluating lessee options to extend or terminate a lease or to purchase the underlying asset. An entity that elects to apply the practical expedients will, in effect, continue to account for leases that commence before the effective date in accordance with previous GAAP unless the lease is modified, except that lessees are required to recognize a right-of-use asset and a lease liability for all operating leases at each reporting date based on the present value of the remaining minimum rental payments that were tracked and disclosed under previous GAAP. The Company implemented ASU No. 2016-02 on October 1, 2019 and the Company anticipates classifying majority of its leases as a right to use asset and the associated operating lease liability of not more than approximately $830,000.

In May 2017, the FASB issued ASU No. 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification accounting, to provide clarity and reduce both (1) diversity in practice and (2) cost and complexity when applying the guidance in Topic 718, Compensation—Stock Compensation, to a change to the terms or conditions of a share-based payment award. The ASU provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in ASC Topic 718. The amendments are effective for fiscal years beginning after December 15, 2017, and should be applied prospectively to an award modified on or after the adoption date. Early adoption is permitted, including adoption in an interim period. The Company adopted ASU No. 2017-09 on October 1, 2018, and this adoption did not have an impact on the Company’s financial statements.

In July 2017, the FASB issued ASU No. 2017-11, Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815): (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Non-controlling Interests with a Scope Exception. The ASU was issued to address the complexity associated with applying GAAP for certain financial instruments with characteristics of liabilities and equity. The ASU, among other things, eliminates the need to consider the effects of down round features when analyzing convertible debt, warrants and other financing instruments. As a result, a freestanding equity-linked financial instrument (or embedded conversion option) no longer would be accounted for as a derivative liability at fair value as a result of the existence of a down round feature. The amendments are effective for fiscal years beginning after December 15, 2018, and should be applied retrospectively. Early adoption is permitted, including adoption in an interim period. The Company determined that the adoption of ASU 2017-11 will not have an impact on the Company’s financial statements.

3. LOANS

On June 30, 2016, NuZee JAPAN Co., Ltd entered into a loan agreement with Tono Shinyo Kinko Bank. The Company borrowed the sum of approximately $145,758 to be repaid on or before June 5, 2021 at an annual interest rate of 1.2%. The loan is unsecured and guaranteed by a director. The outstanding balance on the loan at September 30, 2019 amounted to $48,619. On January 27, 2017, NuZee JAPAN Co., Ltd entered into a loan agreement with Nihon Seisaku Kouko. The Company borrowed the sum of approximately $87,268 to be repaid on or before January 20, 2022 at an interest rate of 0.16%. The loan is unsecured and not guaranteed by a director. The outstanding balance on the loan at September 30, 2019 amounted to $44,087.

On April 1, 2019, NuZee purchased a delivery van from Ford Motor Credit for $41,627. The Company paid $3,500 as a down payment and financed $38,127 for 60 months at a rate of 2.9%. The loan is secured by the van. The outstanding balance on the loan at September 30, 2019 amounted to $35,196.

On February 15, 2019 NuZee KR entered into equipment financing for production equipment with ShinHan Bank for $60,563. In June 28, 2019 NuZee KR purchased additional equipment and increased the loan with ShinHan Bank by $86,518. The financing has a term of 36 months at a rateof 4.33%. Principal payments began in July of 2019. The outstanding balance on this loan at September 30, 2019 amounts to $130,070.

The loan payments required for the next five years are as follows:

	Tono Shinyo Kinko Bank	Nihon Seisaku Kouko	Ford Motor Credit	ShinHan Bank
2020	$ 27,783	$18,781	$7,286	$47,298
2021	20,828	18,781	7,500	47,298
2022	-	6,525	7,720	35,474
2023	-	-	7,947	-
2024	-	-	4,743	-
Total Loan Payment	$48,611	$44,087	$35,196	$130,070

4. GEOGRAPHIC CONCENTRATIONS

The Company is organized based on fundamentally one business segment although it does sell its products on a world-wide basis.

Information about the Company’s geographic operations for years ended September 30, 2019 and 2018 are as follows:

	Twelve Months Ended September 30, 2019	Twelve Months Ended September 30, 2018
Net Revenue:
North America	$ 1,111,243	$ 400,177
Japan	656,845	968,662
South Korea	25,502	20,133
	$ 1,793,590	$ 1,388,972

Property and equipment, net:	September 30, 2019	September 30, 2018
North America	$ 1,471,859	$ 508,711
Japan	6,329	7,864
South Korea	397,403	157,818
	$ 1,875,591	$ 674,393

5. RELATED PARTY TRANSACTIONS

Loans

During the year ended September 30, 2018, the Company borrowed the sum of $2,000 unsecured short-term loan from Masateru Higashida to be repaid on or before December 31, 2018 at an interest rate of one percent (1%). The Company fully paid the loan during the year ended September 30, 2018.

During the year ended September 30, 2018, the Company borrowed the sum of $154,000 unsecured short-term loan from NuZee Co., Ltd to be repaid on or before October 31, 2018 at an interest rate of one percent (1%) and the sum of $185,000 unsecured short-term loan to be repaid on or before January 31, 2019 at an interest rate of one percent (1%). The Company fully paid these loans as of September 30, 2018.

All short-term loans are related party transactions since Masateru Higashida is the Company’s major shareholder and he holds 100% ownership of NuZee Co., Ltd. Masateru Higashida and NuZee Co., Ltd, are related parties of the Company.

Sales, Purchases and Operating Expenses

For the year ended September 30, 2019 and 2018, NuZee JP sold their products to Eguchi Holdings Co., Ltd (“EHCL”), and the sales to them totaled approximately $6,120 and $3,420 respectively. The corresponding accounts receivable balance from EHCL was ($106) and $222 as of September 30, 2019 and 2018, respectively.

NuZee INV has, in prior years, leased an employee to Contlus, Inc. (“Contlus”). Contlus is the Company’s related party as the Company holds 50% of Contlus’s issued shares. Contlus has payable balance of $33,451 and as this balance is deemed uncollectible, it has been written off at September 30, 2019.

Rent

During October 2016, NuZee JP entered into a rental agreement of an office space with NuZee Co., Ltd. The Company pays $1,169 per month for the office on the last day of each month on behalf of NuZee JP. There is no set expiration date on the agreement. As of September 30, 2019, NuZee JP has a payable balance to NuZee Co. of $1,552 and NuZee JP has a receivable balance from Nuzee Co. of $460.

During September 2016, the Company entered into a rental agreement of an office space and warehouse with EHCL. The Company pays $609 per month for the office and the warehouse on the last day of each month. The term of this agreement is 3 years and the Company expects it will be automatically renewed. At September 30, 2019, the payable balance under this lease was $1,154.

During February 2015, the Company entered into a rental agreement of a warehouse with Eguchi Steel Co.,Ltd (“ESCL”). The Company pays $449 per month for the warehouse on the last day of each month. There is no set expiration date on the agreement.

6. COMMON STOCK

During year ended September 30, 2018, the Company sold 1,602,988 shares of common stock at a weighted average price of $2.83 per share, for aggregate purchase price of $4,542,659. The Company incurred stock issuance costs of $157,690 which includes the fair value of 6,556 shares, amounting to $23,600, issued to settle fees owed to consultant.

During year ended September 30, 2018, the Company issued 11,534 shares with a fair value of $14,880 to a consultant for services received.

During the year ended September 30, 2019, the Company sold 366,814 shares of common stock at a weighted average price of $16.22 per share, for an aggregate purchase price of $5,947,922, as well as incurred $27,628 in stock issuance costs. 26,203 shares were sold to NuZee Co., Ltd. for a total purchase price of $459,855. The proceeds were used for general corporate purposes.

During the year ended September 30, 2019, the Company issued 5,961 shares of common stock to settle payables amounting to $32,239. The Company recognized a loss on settlement of payables of $91,684 for the year ended September 30, 2019.

During the year ended September 30, 2019, the Company issued 50,000 shares of common stock to satisfy a previously committed service obligation of $37,500.

7. STOCK OPTIONS

During July 2016, the Company issued 106,667 options to an employee. The right to exercise these options shall vest and become exercisable on December 31, 2021. The exercise price is $2.64 per share and will expire ten years from the grant date, unless terminated earlier as provided by the option agreements.

During January 2017, the Company issued 28,000 options to employees. The right to exercise these options shall vest and become exercisable on January 2018. The exercise price is $1.20-$1.53 per share and will expire ten years from the grant date, unless terminated earlier as provided by the option agreements.

During July 2017, the Company issued 723,333 options to employees and 143,333 options to non-employees. The right to exercise these options shall vest and become exercisable on January 2018. The exercise price is $1.53-$1.68 per share and will expire ten years from the grant date, unless terminated earlier as provided by the option agreements.

During June 2018, the Company issued 133,334 options to an employee. The right to excise these options shall vest and become exercisable on July 2019 over a period of 5 years. The exercise price is $3.96 per share and will expire ten years from the grant date, unless terminated earlier as provided by the option agreements.

During August 2018, the Company issued 50,000 options to employees and 200,000 options to non-employees. The right to excise these options shall vest and become exercisable on September 2019 over a period of 5 years. The exercise price is $3.60 per share for the non-employee options and $3.96 per share for the employee options. The options will expire ten years from the grant date for non-employee and 6.5 years for employee, unless terminated earlier as provided by the option agreements.

From April to September of 2019, the Company issued 203,333 options to employees and 33,333 options to non-employees. The right to excise these options shall vest and become exercisable on over a period of 4 years for employees and 5 years for non-employees. The exercise price is $19.50 per share for the non-employee options and $19.89 weighted average exercise per share for the employee options. The options will expire ten years from the grant date, unless terminated earlier as provided by the option agreements. Also in 2019, the Company issued 250,000 options to certain employees with milestone based vesting. The exercise price $18.90 per share for these options and the options will expire ten years from the grant date, unless terminated earlier as provided by the option agreements.

The fair value of each option award was estimated on the date of grant using the Black-Scholes option valuation model using the assumptions noted as follows: expected volatility was based on a representative peer group of small public companies in their industry segment as the Company has a limited stock history. The expected term of options granted was determined using the simplified method under SAB 107 and represents the mid-point between the vesting term and the contractual term. The risk-free rate is calculated using the U.S. Treasury yield curve, and is based on the expected term of the option.

The Black-Scholes option pricing model was used with the following weighted average assumptions for options granted during the twelve months ended September 30, 2019 and 2018, respectively:

For employees	September 30, 2019	September 30, 2018
Risk-free interest rate	1.55% - 3.11%	2.58% - 2.61%
Expected option life	10 years	6.5 years
Expected volatility	2776% - 2884%	94.2% - 95.1%
Expected dividend yield	0.00%	0.00%
Exercise price	$19.50 - $25.50	$3.96

For non-employees	September 30, 2019	September 30, 2018
Risk-free interest rate	2.55%	2.27% - 2.82%
Expected option life	10 years	10 years
Expected volatility	2669%	115.70% - 120.6%
Expected dividend yield	0.00%	0.00%
Exercise price	$19.50	$3.60

The Company is expensing these stock option awards on a straight-line basis over the requisite service period. The Company recognized stock option expense of $7,859,141 and $838,779 for the years ended September 30, 2019 and 2018. Unamortized option expense as of September 30, 2019, for all options outstanding amounted to approximately $9,564,329. These costs are expected to be recognized over a weighted-average period of 3 years.

The following table summarizes stock option activity for the year ended September 30, 2019.

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value
Outstanding at September 30, 2018	1,314,000	$ 2.34	8.9	$ 4,407,160
Granted	486,667	19.36
Exercised
Expired
Forfeited	(5,000)	19.50
Outstanding at September 30, 2019	1,795,667	$ 6.91	8.4	33,384,360

Exercisable at September 30, 2019	517,333	$ 2.35	8.0	12,019,960

The following table summarizes stock option activity for the year ended September 30, 2018.

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value
Outstanding at September 30, 2017	1,021,500	$ 1.74	9.6	$ 17,425
Granted	383,334	3.81
Exercised	-	-
Expired	-	-
Forfeited	(90,834)	1.41
Outstanding at September 30, 2018	1,314,000	$ 2.34	8.9	$ 4,407,160

Exercisable at September 30, 2018	210,667	$ 1.53	7.9	$ 860,960

A summary of the status of the Company’s unvested shares as of September 30, 2019 and 2018, are presented below:

Number of
Nonvested Shares
Nonvested shares at September 30, 2017	961,333
Granted	383,334
Exercised	-
Forfeited	(80,000)
Vested	(161,334)
Nonvested shares at September 30, 2018	1,103,333
Granted	486,667
Exercised	-
Forfeited	(5,000)
Vested	(306,667)
Nonvested shares at September 30, 2019	1,278,333

8. INCOME TAX

As of September 30, 2019, and, 2018, there were no differences between financial reporting and tax bases of assets and liabilities. The Company will have tax losses available to be applied against future years’ income as result of the losses incurred. However, due to the losses incurred in the period and expected future operating results, management determined that it is more likely than not that the deferred tax asset resulting from the tax losses available for carry forward will not be realized through the reduction of future income tax payments. Accordingly, a 100% valuation allowance has been recorded for deferred income tax assets. Cumulative net operating loss carry forward is $15,514,565 and $11,680,849 as of September 30, 2019 and 2018, respectively, and will begin expiring in 2033. The earliest tax year which remains subject to examination is 2015.

The Tax Cuts and Jobs Act (the “Act”) was enacted on December 22, 2017. The Act reduces the US federal corporate tax rate from 35% to 21%, requires companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that were previously tax deferred and creates new taxes on certain foreign sourced earnings. The Company used an effective tax rate of 30% to deferred tax assets because of this tax rule change.

Deferred tax assets consisted of the following as of September 30, 2019 and 2018

	2019	2018
Net Operating Losses	$ 4,654,370	$ 3,504,255
Valuation Allowance	(4,654,370)	(3,504,255)

9. CONTINGENCIES

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. The results of any future litigation cannot be predicted with certainty, and, regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors. Matters that are probable of unfavorable outcomes to us and which can be reasonably estimated are accrued. Such accruals are based on information known about the matters, our estimates of the outcomes of such matters and our experience in contesting, litigating and settling similar matters. As of the date of this report there are no material pending legal proceedings to which we are a party or of which any of our property is the subject, nor are there any such proceedings known to be contemplated by governmental authorities.

10. SUBSEQUENT EVENTS

During October and November of 2019, the Company sold 111,738 shares of common stock at $17.85 per share, for an aggregate purchase price of $1,994,138.

On October 9, 2019, NuZee entered into a lease agreement with Alliance Funding Group which provided for a sale lease back on certain packing equipment. The terms of this agreement require us to pay $2,986.84 per month for the next 60 months. As part of this agreement, Alliance Funding Group provided our equipment supplier with $124,540 for the purchase of this equipment.

NuZee, Inc.

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	December 31, 2019	September 30, 2019
ASSETS
Current assets:
Cash	$1,830,952	$1,326,040
Accounts receivable, net	518,261	540,310
Accounts receivable, Related party	114	-
Inventories, net	680,195	500,986
Deferred offering costs	461,501	225,089
Other current assets	179,537	147,367
Other current assets - Related party	-	460
Total current assets	3,670,560	2,740,252

Property and equipment, net	2,382,010	1,875,591

Other assets:
Right-of-use Asset	462,267	-
Other asset	68,012	634,701
	530,279	634,701

Total assets	$6,582,849	$5,250,544

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$135,583	$341,095
Current portion of long-term loan payable	120,892	101,148
Accrued expenses and other current liabilities	693,201	531,861
Current portion of lease liability	94,327	-
Other current liabilities - Related party	1,068	2,812
Total current liabilities	1,045,071	976,916

Non-current liabilities:
Lease Liability	369,818	-
Loan payable - long term, net of current portion	230,284	156,816
Other non-current liabilities	6,611	1,750
	606,713	158,566

Total liabilities	1,651,784	1,135,482

Stockholders’ equity:
Common stock; 100,000,000 shares authorized, $0.00001 par value;	138	137
13,729,104 and 13,617,366 shares issued
Additional paid in capital	33,113,727	28,898,344
Accumulated deficit	(28,216,919)	(24,795,687)
Accumulated other comprehensive loss	(63,405)	(90,635)
Total NuZee, Inc. shareholders’ equity	4,833,541	4,012,159
Noncontrolling interest	97,524	102,903
Total stockholders’ equity	4,931,065	4,115,062

Total liabilities and stockholders’ equity	$6,582,849	$5,250,544

The accompanying notes are an integral part of these unaudited consolidated financial statements.

NuZee, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Three Months Ended December 31, 2019	Three Months Ended December 31, 2018
Revenues	$546,208	$353,408
Cost of sales	423,173	209,670
Gross Profit	123,035	143,738

Operating expenses	3,549,833	2,732,628
Loss from operations	(3,426,798)	(2,588,890)

Other income	1,671	4,185
Interest income	176	-
Other expense	(2,584)	(3,244)
Interest expense	(4,718)	(457)
Net loss	(3,432,252)	(2,588,406)
Net loss attributable to noncontrolling interest	(11,021)	(11,714)
Net loss attributable to NuZee, Inc.	$(3,421,231)	$(2,576,692)

Basic and diluted loss per common share	$(0.25)	$(0.19)

Basic and diluted weighted average number of common stock outstanding	13,598,001	13,232,256

The accompanying notes are an integral part of these unaudited consolidated financial statements.

NuZee, Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

	NuZee, Inc.		Noncontrolling Interests		Total
For the three months ended December 31	2019	2018	2019	2018	2019	2018
Net loss	$ (3,421,232)	$ (2,576,692)	$ (11,021)	$ (11,714)	$ (3,432,252)	$ (2,588,406)

Foreign currency translation	27,230	11,328	5,642	4,855	(32,872)	(16,183)
Total other comprehensive income (loss), net of tax	27,230	11,328	5,642	4,855	(32,872)	(16,183)
Comprehensive loss	$ (3,4394,002)	$ (2,565,364)	$ (5,379)	$ (6,859)	$ (3,399,381)	$ (2,572,223)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

NuZee , Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(UNAUDITED)

						Accumulated
			Additional			other
	Common stock		paid-in	Accumulated	Noncontrolling	comprehensive
	Shares	Amount	capital	deficit	interest	income	Total

Balance September 30, 2019	13,617,366	$ 137	$ 28,898,344	$ (24,795,687)	$ 102,903	$ (90,635)	$ 4,115,062

Common stock issued for cash	111,738	1	1,994,522	-	-	-	1,994,523
Stock option expense	-	-	2,220,861	-	-	-	2,220,861
Other comprehensive gain	-	-	-	-	5,642	27,230	32,872
Net loss	-	-	-	(3,421,232)	(11,021)	-	(3,432,253)

Balance December 31, 2019	13,729,104	$ 138	$ 33,113,727	$ (28,216,919)	$ 97,524	$ (63,405)	$ 4,931,065

						Accumulated
			Additional			other
	Common stock		paid-in	Accumulated	Noncontrolling	comprehensive
	Shares	Amount	capital	deficit	interest	income	Total

Balance September 30, 2018	13,194,591	$ 132	$ 14,957,491	$ (12,607,722)	$ 93,131	$ (30,967)	$ 2,412,065

Common stock issued for cash	116,891	1	1,494,804	-	-	-	1,494,805
Common stock issued to settle payables	5,118	-	107,478	-	-	-	107,478
Stock option expense	-	-	1,789,751	-	-	-	1,789,751
Stock issuance costs	-	-	-	-	-	-	-
NuZee foreign currency gain	-	-	-	-	4,855	11,328	16,183
Net loss	-	-	-	(2,576,692)	(11,714)	-	(2,588,406)

Balance December 31, 2018	13,316,600	133	18,349,524	(15,184,414)	86,272	(19,639)	3,231,876

The accompanying notes are an integral part of these unaudited consolidated financial statements.

NuZee, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Three Months Ended December 31, 2019	Three Months Ended December 31, 2018
Operating activities:
Net loss	$(3,432,253)	$(2,588,406)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and Amortization	97,812	65,711
Noncash lease expense	24,733	-
Option expense	2,220,861	1,789,751
Inventory impairment	-	4,560
Allowance for doubtful accounts	40,230	7,740
Loss on sale of assets	-	3,217
Loss on settlement of payable	-	89,053
Change in operating assets and liabilities:
Accounts receivable	(18,181)	29,876
Accounts receivable - Related party	(114)	(1,168)
Inventories	(179,209)	(154,444)
Prepaid expense, deferred offering costs and other current assets	(268,582)	(72,711)
Other current assets - Related party	460	33,436
Other asset	(25,751)	(541)
Accounts payable	(80,972)	68,918
Other liabilities	4,861	211
Lease liability	(22,855)	-
Other current liabilities – Related party	(1,744)	93
Accrued expense and other current liabilities	161,340	(18,286)
Net cash used in operating activities	(1,479,364)	(742,990)

Investing activities:
Purchase of equipment	(11,791)	(149,540)
Proceeds from sales of equipment	-	23,600
Net cash used in investing activities	(11,791)	(125,940)

Financing activities:
Repayment of loans	(31,328)	(9,949)
Proceeds from issuance of common stock	1,994,523	1,494,805
Net cash provided by financing activities	1,963,195	1,484,856

Effect of foreign exchange on cash and cash equivalents	32,872	19,125

Net change in cash	504,912	635,051

Cash, beginning of period	1,326,040	1,806,666
Cash, end of period	$1,830,952	$2,441,717

Supplemental disclosure of cash flow information:
Cash paid for interest	$1,774	$-
Cash paid for taxes	$800	$-

Noncash investing and financing activities:
Stock issued to settle payables	$-	$18,425
Recognition of right-of-use asset and lease liability upon adoption of ASU 2016-02	$487,000	$-
Finance lease of equipment to pay off accounts payable	$124,540	$-

The accompanying notes are an integral part of these consolidated financial statements

NuZee, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

December 31, 2019

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited interim consolidated financial statements of NuZee, Inc. (together with its subsidiaries, referred to herein as the “Company”, “we” or “NuZee”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), and rules of the Securities and Exchange Commission (the “SEC”), and should be read in conjunction with the audited consolidated financial statements and notes thereto contained in the Company’s Annual Report on Form 10-K/A for the year ended September 30, 2019 as filed with the SEC on December 31, 2019. In the opinion of management, all adjustments, consisting of recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. Notes to the financial statements which would substantially duplicate the disclosure contained in the audited financial statements as reported in the annual report on Form 10-K have been omitted.

Reclassification

Certain amounts in the prior period financial statements have been reclassified to conform to the presentation of the current period financial statements. These reclassifications had no effect on the previously reported net loss.

Principles of Consolidation

The Company prepares its financial statements on the accrual basis of accounting. The accompanying consolidated financial statements include the accounts of the Company and its majority owned subsidiary, which has a fiscal year end of September 30. All significant intercompany accounts, balances and transactions have been eliminated upon consolidation.

The Company has three subsidiaries: NuZee JAPAN Co., Ltd (“NuZee JP”), NuZee KOREA Ltd. (“NuZee KR”) and NuZee Investments Co., Ltd. (“NuZee INV”). NuZee KR and NuZee INV are wholly owned subsidiaries of the Company, and NuZee JP is a majority owned subsidiary of the Company.

Stock Split

On October 28, 2019, we completed a l-for-3 reverse stock split, which became effective on November 12, 2019. All share and per share information included in these financial statements and notes thereto have been retroactively adjusted to give effect to the reverse stock split.

Earnings per Share

Basic earnings per common share is equal to net earnings or loss divided by the weighted average of shares outstanding during the reporting period. Diluted earnings per share reflects the potential dilution that could occur if stock options and other commitments to issue common stock were exercised or equity awards vest resulting in the issuance of common stock that could share in the earnings of the Company. As of December 31, 2019 and December 31, 2018, the total number of common stock equivalents was 1,795,667 and 1,314,000, respectively, that is comprised totally of stock options. The Company incurred a net loss for the three months ended December 31, 2019 and 2018, respectively and therefore, basic and diluted earnings per share for those periods are the same because all potential common equivalent shares would be antidilutive.

Going Concern and Capital Resources

Since its inception on July 15, 2011, the Company has devoted substantially all of its efforts to business planning, research and development, recruiting management and technical staff, acquiring operating assets and raising capital. The Company has generated limited revenues from its principal operations, and there is no assurance of future revenues.

As of December 31, 2019, the Company had cash of $1,830,952. The Company has not attained profitable operations since inception.

The accompanying consolidated financial statements have been prepared in accordance with GAAP, which contemplates continuation of the Company as a going concern. The Company has had limited revenues, recurring losses, and an accumulated deficit and is dependent on its majority shareholder to provide additional funding for operating expenses. These items raise substantial doubt as to the Company’s ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. The Company’s continued existence is dependent upon management’s ability to develop profitable operations, continued contributions from the Company’s executive officers to finance its operations and the ability to obtain additional funding sources to explore potential strategic relationships and to provide capital and other resources for the further development and marketing of the Company’s products and business.

Major Customers

In the three months ended December 31, 2019 and 2018, revenue was primarily from major customers disclosed below.

Three months ended December 31, 2019:

Customer Name	Sales Amount	% of Total Revenue	Accounts Receivable Amount	% of Total Accounts Receivable
Customer WP	$ 233,283	43%	$ 178,114	34%
Customer K	$ 106,664	20%	$ 264,842	51%
Customer J	$ 90,085	16%	$ 35,091	7%

Three months ended December 31, 2018:

Customer Name	Sales Amount	% of Total Revenue	Accounts Receivable Amount	% of Total Accounts Receivable
Customer J	$ 157,653	45%	$ 0	0%
Customer WP	$ 56,285	16%	$ 8,093	1%

Lease

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), to provide guidance on recognizing lease assets and lease liabilities on the consolidated balance sheet and disclosing key information about leasing arrangements, specifically differentiating between different types of leases. The core principle of Topic 842 is that a lessee should recognize the assets and liabilities that arise from all leases. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from previous GAAP. There continues to be a differentiation between finance leases and operating leases. However, the principal difference from previous guidance is that the lease assets and lease liabilities arising from operating leases should be recognized in the consolidated balance sheet. The accounting applied by a lessor is largely unchanged from that applied under previous GAAP. The amendments will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, and early adoption is permitted. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The modified retrospective approach includes a number of optional practical expedients that entities may elect to apply. These practical expedients relate to the identification and classification of leases that commenced before the effective date, initial direct costs for leases that commenced before the effective date, and the ability to use hindsight in evaluating lessee options to extend or terminate a lease or to purchase the underlying asset. An entity that elects to apply the practical expedients will, in effect, continue to account for leases that commence before the effective date in accordance with previous GAAP unless the lease is modified, except that lessees are required to recognize a right-of-use asset and a lease liability for all operating leases at each reporting date based on the present value of the remaining minimum rental payments that were tracked and disclosed under previous GAAP. The Company implemented ASU No. 2016-02 on October 1, 2019.

As of December 31, 2019, the Company has one significant long-term operating lease for office and manufacturing space and the Company did not apply the recognition requirements of ASC 842 to operating leases with a remaining lease term of 12 months or less. On October 9, 2019, NuZee entered into a lease agreement with Alliance Funding Group which provided for a sale lease back on certain packing equipment for 60 months. The lease equipment is reported in the accompanying consolidated balance sheets in property and equipment as of December 31, 2019. The finance lease liability is included in loan payable on the consolidated balance sheets as of December 31, 2019. See “Loans” disclosure below. The impact of ASU No. 2016-02 (“Leases (Topic 842)” on our consolidated balance sheet beginning October 1, 2019 was through the recognition of ROU assets and lease liabilities for operating leases. Amounts recognized at October 1, 2019 for operating leases are as follows:

October 1, 2019
ROU Assets	$487,000
Lease Liability	$487,000

The Company elected the practical expedient under ASU 2018-11 “Leases: Targeted Improvements” which allows the Company to apply the transition provision for Topic 842 at the Company’s adoption date instead of at the earlies comparative period presented in the financial statements. Therefore, the Company recognized and measured leases existing at October 1, 2019 but without retrospective application. In addition, the Company elected the optional practical expedient permitted under the transition guidance which allows the Company to carry forward the historical accounting treatment for existing lease upon adoption. No impact was recorded to the income statement or beginning retained earnings for Topic 842.

The leased property has a remaining lease term of 57 months as of October 1, 2019. The lease has an option to extend beyond the stated termination date, but exercise of this option is not probable.

Beginning October 1, 2019, operating ROU assets and operating lease liabilities are recognized based on the present value of lease payments, including annual rent increases, over the lease term at commencement date. Operating leases in effect prior to October 1, 2019 were recognized at the present value of the remaining payments on the remaining lease term as of October 1, 2019. Because the lease in question did not have an implicit rate of return, we used our incremental secured borrowing rate based on lease term information available as of the adoption date or lease commencement date in determining the present value of lease payments. The incremental borrowing rate on lease is 5%.

Other information related to our operating lease considered to be a ROU Asset is as follows:

ROU Asset – October 1, 2019	$ 487,000
Amortization	(24,733)
ROU Asset – December 31, 2019	$ 462,267

Lease Liability – October 1, 2019	$ 487,000
Amortization	(22,855)
Lease Liability – December 31, 2019	$ 464,145

Lease Liability – Short-Term	$ 94,327
Lease Liability – Long-Term	369,818
Lease Liability – Total	$ 464,145

The table below reconciles the fixed component of the undiscounted cash flows for each of the first five years and the total remaining years to the lease liabilities recorded on the Consolidated Balance Sheet as of December 31, 2019:

Amounts due within 12 months of December 31,

2019	$ 117,122
2020	120,635
2021	124,254
2022	127,982
2023	64,937
Total Minimum Lease Payments	554,930
Less Effect of Discounting	90,785
Present Value of Future Minimum Lease Payments	464,145
Less Current Obligations Under Lease	94,327
Long-Term Lease Obligations	$ 369,818

NuZee JAPAN Co., Ltd is the lessee of certain equipment under a finance lease extending through January 2021. The asset and liability under the finance lease are recorded at the lower of the present value of the minimum lease payments, or the fair value of the asset. Leased equipment is depreciated over a 6-year life. The leased equipment is reported in the accompanying consolidated balance sheets in property and equipment of $6,296 as of December 31, 2019. The finance lease liability is included in other current liabilities on the consolidated balance sheets.

Future minimum lease payments under finance lease obligations as of December 31, 2019 for each of the remaining fiscal years are as follows:

2020	$4,722
2021	$1,574
Total Minimum Lease Payments	$6,296

The Company leases office space with terms ranging from month to month to 61 months. Rent expense included in general and administrative expense for the three months ended December 31, 2019 and 2018 was $84,820 and $33,175, respectively.

Future minimum rents for the office space leased as of December 31, 2019, for each of the remaining fiscal years are as follows:

2020	$178,025
2021	$185,472
2022	$163,516
2023	$167,216
2024	$127,539

Total Minimum Lease Payments	$821,768

Loans

On June 30, 2016, NuZee JP entered into a loan agreement with Tono Shinyo Kinko Bank. The Company borrowed the sum of approximately $145,758 to be repaid on or before June 5, 2021 at an annual interest rate of 1.2%. The loan is unsecured and guaranteed by a director. The outstanding balance on the loan at December 31, 2019 amounted to $41,425. On January 27, 2017, NuZee JP entered into a loan agreement with Nihon Seiaku Kouko. The Company borrowed of approximately $87,268 to be repaid on or before January 20, 2022 at an interest rate of 0.16%. The loan is unsecured and not guaranteed by a director. The outstanding balance on the loan at December 31, 2019 amounted to $39,159.

On April 1, 2019, NuZee purchased a delivery van from Ford Motor Credit for $41,627. The Company paid $3,500 as a down payment and financed $38,127 for 60 months at a rate of 2.9%. The loan is secured by the van. The outstanding balance on the loan at December 31, 2019 amounted to $33,339.

On February 15, 2019 NuZee KR entered into equipment financing for production equipment with ShinHan Bank for $60,563. In June 28, 2019 NuZee KR purchased additional equipment and increased the loan with ShinHan Bank by $86,518. The loan is secured by our production equipment at NuZee KR. The financing bears a terms of 36 months at a rate of 4.33%. Principal payments began in July of 2019. The outstanding balance on this loan at December 31, 2019 amounts to $122,703.

On October 9, 2019, NuZee entered into a lease agreement with Alliance Funding Group which provided for a sale lease back on certain packing equipment. The terms of this agreement require us to pay $2,987 per month for the next 60 months. As part of this agreement, Alliance Funding Group provided our equipment supplier with $124,540 for the purchase of this equipment. The outstanding balance on this loan at December 31, 2019 amounts to $114,490.

The loan payments required for the next five years are as follows:

		Nihon	Ford		Alliance
	Tono Shinyo	Seisaku	Motor	ShinHan	Funding
	Kinko Bank	Kouko	Credit	Bank	Group	Total

2020	$ 20,712	$ 14,002	$ 5,484	$ 36,811	$ 14,493
2021	5,178	4,667	1,875	12,270	5,400
Total Current Portion	$ 25,890	$ 18,669	$ 7,359	$ 49,081	$ 19,893	$ 120,892

2021	$ 15,534	$ 14,002	$ 5,625	$ 36,811	$ 16,198
2022		6,488	7,720	36,811	24,518
2023			7,947		27,833
2024			4,748		26,049
Total Long Term Portion	$ 15,534	$ 20,490	$ 26,040	$ 73,622	$ 94,598	$ 230,284
Grand Total	$ 41,424	$ 39,159	$ 33,399	$ 122,703	$ 114,491	$ 351,176

Revenue Recognition

We determine revenue recognition through the following steps in accordance with FASB Accounting Standards Update No. 2014-09 (Topic 606) “Revenue from Contracts with Customers”, which we adopted as of October 1, 2018 on a modified retrospective basis:

•identification of the contract, or contracts, with a customer;

•identification of the performance obligations in the contract;

•determination of the transaction price;

•allocation of the transaction price to the performance obligations in the contract; and

•recognition of revenue when, or as, we satisfy a performance obligation.

Revenue is recognized when control of the promised goods or services are transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services.

Foreign Currency Translation

The financial position and results of operations of each of the Company’s foreign subsidiary are measured using the foreign subsidiary’s local currency as the functional currency. Revenues and expenses of each such subsidiary have been translated into U.S. dollars at average exchange rates prevailing during the period. Assets and liabilities have been translated at the rates of exchange on the balance sheet date. The resulting translation gain and loss adjustments are recorded directly as a separate component of stockholders’ equity unless there is a sale or complete liquidation of the underlying foreign investment. Foreign currency translation adjustments comprising accumulated other comprehensive loss amounted to $27,230 and $11,328 for the three months ended December 31, 2019 and 2018, respectively.

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Inventories

Inventory, consisting principally of raw materials, work in process and finished goods held for production and sale, is stated at the lower of cost or net realizable value, cost being determined using the weighted average cost method. The Company reviews inventory levels at least quarterly and records a valuation allowance when appropriate. At December 31, 2019 and September 30, 2019, the carrying value of inventory of $680,195 and $500,986 respectively, reflected on the consolidated balance sheets is net of this adjustment.

	December 31, 2019	September 30, 2019
Raw materials	$ 430,393	$ 327,985
Finished goods	249,802	173,001
Less – Inventory reserve	-	-
Total	$ 680,195	$ 500,986

Recent Accounting Pronouncements

In June 2018, the FASB issued ASU 2018-07 which simplifies several aspects of the accounting for non-employee transactions by stipulating that the existing accounting guidance for share-based payments to employees (accounted for under ASC Topic 718, “Compensation-Stock Compensation”) will also apply to non-employee share-based transactions (accounted for under ASC Topic 505, “Equity”). ASU 2018-07 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company implemented ASU 2018-07 on October 1, 2019 and the impact of the implementation is not material to the financial statements.

In July 2017, the FASB issued ASU No. 2017-11, Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815): (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Non-controlling Interests with a Scope Exception. The ASU was issued to address the complexity associated with applying GAAP for certain financial instruments with characteristics of liabilities and equity. The ASU, among other things, eliminates the need to consider the effects of down round features when analyzing convertible debt, warrants and other financing instruments. As a result, a freestanding equity-linked financial instrument (or embedded conversion option) no longer would be accounted for as a derivative liability at fair value as a result of the existence of a down round feature. The amendments are effective for fiscal years beginning after December 15, 2018, and should be applied retrospectively. Early adoption is permitted, including adoption in an interim period. The Company implemented ASU 2017-11 on October 1, 2019, and the impact of the implementation is not material to the financial statements.

2. GEOGRAPHIC CONCENTRATION

The Company is organized based on fundamentally one business segment although it does sell its products on a world-wide basis.

Information about the Company’s geographic operations are as follows:

Geographic Concentrations

	Three Months Ended December 31, 2019	Three Months Ended December 31, 2018
Net Revenue:
North America	$ 380,586	$ 156,768
Japan	126,969	187,968
South Korea	38,653	8,672
	$ 546,208	$ 353,408

Property and equipment, net:	As of December 31, 2019	As of September 30, 2019
North America	$ 2,005,035	$ 1,471,859
Japan	5,327	6,329
South Korea	371,648	397,403
	$ 2,382,010	$ 1,875,591

3. RELATED PARTY TRANSACTIONS

Sales, Purchases and Operating Expenses

For the three months ended December 31, 2019 and 2018, NuZee JP sold their products to Eguchi Holdings Co., Ltd (“EHCL”), and the sales to them totaled approximately $1,395 and $741 respectively. The corresponding accounts receivable balance from EHCL was $114 and $(106) as of December 31, 2019 and September 30, 2019, respectively.

Rent

During October 2016, NuZee JP entered into a rental agreement of an office space with NuZee Co., Ltd.   The Company pays $1,169 per month for the office on the last day of each month on behalf of NuZee JP. There is no set expiration date on the agreement. As of September 30, 2019, NuZee JP had a payable balance to NuZee Co., Ltd. of $1,552 and NuZee JP has a receivable balance from NuZee Co., Ltd. of $460.

During September 2016, the Company entered into a rental agreement of an office space and warehouse with EHCL. The Company pays $609 per month for the office and the warehouse on the last day of each month. The lease expired on December 31, 2019, and is expected to continue on a month to month basis. At December 31, 2019 and September 30, 2019, the payable balance under this lease was $1,068 and $1,154, respectively.

During February 2015, the Company entered into a rental agreement of a warehouse with Eguchi Steel Co.,Ltd (“ESCL”). The Company pays $449 per month for the warehouse on the last day of each month. There is no set expiration date on the agreement.

4. COMMON STOCK

During the three months ended December 31, 2019, the Company sold 111,738 shares of common stock at a weighted average price of $17.85 per share, for an aggregate purchase price of $1,994,523. The proceeds will be used for general corporate purposes.

5.  STOCK OPTIONS

The following table summarizes stock option activity for three months ended December 31, 2019:

		Weighted	Weighted
		Average	Average
	Number of	Exercise	Remaining	Aggregate
	Shares	Price	Contractual Life (years)	Intrinsic Value
Outstanding at September 30, 2018	1,795,667	$ 6.91	8.4	$ 33,384,360
Granted	-	-
Exercised	-	-
Expired	-	-
Forfeited	-	-
Outstanding at December 31, 2019	1,795,667	$ 6.91	8.1	158,183,193

Exercisable at December 31, 2019	517,333	$ 2.36	7.7	$ 48,236,293

The Company is expensing these stock option awards on a straight-line basis over the requisite service period. The Company recognized stock option expenses of $2,220,861 for the three months ended December 31, 2019. Unamortized option expense as of December 31, 2019, for all options outstanding amounted to approximately $7,973,468. These costs are expected to be recognized over a weighted-average period of 1.2 years. The Company recognized stock option expenses of $1,789,751 for three months ended December 31, 2018.

A summary of the status of the Company’s nonvested shares as of December 31, 2019, is presented below:

Nonvested options

Number of
Nonvested Shares
Nonvested shares at September 30, 2019	1,278,333
Granted	-
Exercised	-
Forfeited	-
Vested	(3,333)
Nonvested shares at December 31, 2019	1,275,000

6. SUBSEQUENT EVENT

NuZee Latin America Joint Venture

On January 9, 2020, we entered into a Joint Venture Agreement (the “JV Agreement”) with Industrias Marino, S.A. de C.V., a company incorporated under the laws of Mexico (“El Marino”), to form a joint venture in Mexico between us and El Marino in Mexico (“NuZee Latin America”).  NuZee Latin America will be organized under the laws of Mexico, and its primary business operations are intended to consist of the manufacture of zero-landfill, single serve pour over and tea bag coffee products for sale in Mexico, Central and South America. Both El Marino and we intend to sell raw materials to NuZee Latin America at respective cost plus a 5% margin, with any resulting profits from sales in Mexico, Central and South America to be shared equally among us and El Marino.

                        Shares

NUZEE, INC.

Common Stock

Prospectus

, 2020

The Benchmark Company

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the registration of the common stock hereunder. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the securities exchange listing fee.

Amount to Be Paid
SEC registration fee		$1,568
FINRA filing fee		2,312
Securities exchange listing fee		*
Accountants’ fees and expenses		*
Transfer and registrar fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Miscellaneous expenses		*
Total	$	*

*To be filed by amendment

Item 14. Indemnification of Directors and Officers

The Company’s articles of Incorporation and second amended and restated bylaws provide that, to the fullest extent permitted by the laws of the State of Nevada, any person who was or is a party or is threatened to be made a party to any proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, trustee, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise. For the avoidance of doubt, the foregoing indemnification obligation includes, without limitation, claims for monetary damages against an indemnitee to the fullest extent permitted under Chapter 78 of the Nevada Revised Statutes as in existence on the date hereof.

The indemnification provided shall be from and against expenses (including attorneys’ fees), judgment, fines and amounts paid in settlement actually and reasonably incurred by such indemnified person in connection with such action, suit or proceeding if such indemnified person acted in good faith and in a manner such person reasonably believed to be  in or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe such indemnified person’s conduct was unlawful.

In the case of any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that such indemnified person is or was a director, trustee, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, no indemnification shall be made in respect of any claim, issue or matter as to which Indemnitee shall have been adjudged to be liable for gross negligence or willful misconduct in the performance of such indemnified person’s duty to the Company unless, and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite circumstances of the case, such indemnified person is fairly and reasonably entitled to indemnity for such expenses as such court shall deem proper.

The termination of any action or suit by judgment or settlement shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Company.

To the extent that indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. If a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of our company in the successful defense of any action, suit or proceeding) is asserted by any of our directors, officers or controlling persons in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of that issue.

Item 15. Recent Sales of Unregistered Securities

The following lists set forth information regarding all securities sold or granted by us within the past three years that were not registered under the Securities Act, and the consideration, if any, received by us for such securities:

(1)Between July 2016 and August 2017, we sold to private investors an aggregate of 382,657 shares of treasury stock in exchange for cash at a price per share of $1.53 for an aggregate purchase price of $585,465.

(2)During August 2017, we sold to private investors an aggregate of 11,534 shares of treasury stock in exchange for cash at a price per share of $1.29 for an aggregate purchase price of $14,879.

(3)Between August 2017 and September 2017, we issued and sold to private investors an aggregate of 117,343 shares of our common stock in exchange for cash at a price per share of $1.53 for an aggregate purchase price of $179,535.

(4)Between October 2017 and December 2017, we issued and sold to private investors an aggregate of 432,752 shares of our common stock in exchange for cash at a price per share of $1.53 for an aggregate purchase price of $662,110.

(5)Between January 2018 and March 2018, we issued and sold to private investors an aggregate of 14,510 shares of our common stock in exchange for cash at a price per share of $1.53 and an aggregate of 353,334 shares of our common stock in exchange for cash at a price per share of $3.00, for an aggregate purchase price of $1,082,200.

(6) Between April 2018 and June 2018, we issued and sold to private investors an aggregate of 150,451 shares of our common stock in exchange for cash at a price per share of $3.00 and an aggregate of 92,500 shares of our common stock in exchange for cash at a price per share of $3.60, for an aggregate purchase price of $784,352.

(7)Between July 2018 and September 2018, we issued and sold to private investors an aggregate of 559,444 shares of our common stock in exchange for cash at a price per share of $3.60 for an aggregate purchase price of $2,013,997.

(8)Between October 2018 and December 2018, we issued and sold to private investors an aggregate of 116,891 shares of our common stock in exchange for cash at a price per share ranging from $3.60 to $16.38, for an aggregate purchase price of $1,494,805.

(9)Between January 2019 and March 2019, we issued and sold to private investors an aggregate of 13,870 shares of our common stock in exchange for cash at a price per share of $16.44 for an aggregate purchase price of $228,204, and issued an aggregate of 50,844 shares of our common stock as payment for previously agreed services and to settle certain payables.

(10)Between April 2019 and June 2019, we issued and sold to private investors an aggregate of 206,267 shares of our common stock in exchange for cash at a price per share of $17.52, for an aggregate purchase price of $3,612,183.

(11)During July 2019, we issued and sold to private investors an aggregate of 34,332 shares of our common stock in exchange for cash at a price per share of $17.55 for an aggregate purchase price of $602,530.

(12)Between October and November 2019, we issued and sold to private investors an aggregate of 111,738 shares of our common stock in exchange for cash at a price per share of $17.85, for an aggregate purchase price of $1,994,138.

(13)Since October 1, 2016, we have granted stock options to purchase an aggregate of 2,695,334 shares of our common stock with an average exercise price of $6.81 per share to certain of our employees, directors, and service providers.

Each of the foregoing issuances was made in a transaction not involving a public offering pursuant to an exemption from the registration requirements of the Securities Act in reliance upon Section 4(a)(2) of the Securities Act, or Regulation D or Regulation S promulgated under the Securities Act. Each of the recipients of securities in any transaction exempt from registration either received or had adequate access, through employment, business or other relationships, to information about us.

Item 16. Exhibits and Financial Statement Schedules

(a)Exhibits

The following exhibits are filed as part of this registration statement:

Exhibit Number	Description
1.1*	Form of Underwriting Agreement
3.1

Articles of Incorporation of the Company, dated July 15, 2011 (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-1 filed on September 6, 2011, SEC File Number 333-176684)

3.2

Certificate of Amendment to Articles of Incorporation of the Company, dated May 6, 2013 (incorporated by reference to Exhibit 3.01(b) to the Company’s Current Report on Form 8-K filed on April 25, 2013, SEC File Number 333-176684)

3.3

Certificate of Amendment to Articles of Incorporation of the Company, dated October 28, 2019 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on October 28, 2019, SEC File Number 000-55157)

3.4

Second Amended and Restated Bylaws of the Company, dated April 22, 2016 (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on April 28, 2016, SEC File Number 000-55157)

4.1*	Form of Underwriter’s Warrant
5.1*	Opinion of Polsinelli PC
10.1**†	Executive Employment Agreement dated August 17, 2019, by and between NuZee, Inc. and Masateru Higashida
10.2**†	Employment Agreement dated February 1, 2016, by and between NuZee, Inc. and Travis Gorney
10.3**†	Employment Agreement dated March 31, 2019, by and between NuZee, Inc. and Shanoop Kothari
10.4**†	NuZee, Inc. 2013 Stock Incentive Plan
10.5**†	NuZee, Inc. 2019 Stock Incentive Plan
10.6	Multi-Tenant Industrial Triple Net Lease, dated May 9, 2019 by and between NuZee, Inc. and Icon Owner Pool I Texas LLC
10.7	Joint Venture Agreement with respect to NuZee Latin America, S.A. de C.V., dated January 9, 2020, by and between Industrias Marino, S.A. de C.V., and NuZee, Inc.
21.1**	Subsidiaries of NuZee, Inc.
23.1	Consent of MaloneBailey, LLP
23.2*	Consent of Polsinelli PC (included in Exhibit 5.1)

*To be filed by amendment.

**Previously filed.

†Indicates management contract or compensatory plan.

(b) Financial Statement Schedules

No financial statement schedules are provided, because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1)To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)To include any prospectus required by section 10(a)(3) of the Securities Act of 1933.

(ii)To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plano, State of Texas, on the 10th day of March, 2020.

NUZEE, INC.

By:	/s/ Masateru Higashida
	Name:	Masateru Higashida
	Title:	Chief Executive Officer (Principal Executive Officer), Secretary, Treasurer, and Director

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Masateru Higashida		March 10, 2020
Masateru Higashida	Chief Executive Officer (Principal Executive Officer), Secretary, Treasurer, and Director
/s/ Shanoop Kothari		March 10, 2020
Shanoop Kothari	Senior Vice President, Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer) and Director
/s/ Kevin J. Conner		March 10, 2020
Kevin J. Conner	Director
/s/ J. Chris Jones		March 10, 2020
J. Chris Jones	Director
/s/ Allen S. Morton		March 10, 2020
Allen S. Morton	Director